Demand & Supply

DEMANDING VALUE. SUPPLYING INNOVATION.

Sealed Air

2008 Annual Report

MEASURABLE VALUE.

Global economic conditions have created a growing demand on companies to supply innovative solutions that result in measurable economic value.

Customers are demanding better solutions that reduce costs, save time, increase operating efficiencies, and preserve the environment.

With a leading market position, Sealed Air is capitalizing on these growing demands by supplying innovative solutions that save our customers time, labor, natural resources and money.

This is how we do it.

Sealed Air

A FUNDAMENTAL PRINCIPLE.

"We believe what we do saves money.

Our innovative solutions provide economically measurable results for our customers."

WILLIAM V. HICKEY

President and Chief Executive Officer



President's Letter to Stockholders: 2008 was a year of unprecedented volatility and recessionary pressures. Although we did not achieve all of our financial goals, the year exemplified our balanced approach of investing in innovation for long-term growth while aggressively managing short-term challenges. In a weakening macro-economic environment, we expanded our market presence, continued to launch innovative solutions that provided measurable benefits for our customers, lowered costs, met financial commitments and enhanced our liquidity position to meet near-term obligations.

Reflecting on the year, we achieved all six of our strategic and operational goals, which we set forth in last year's annual report. In doing so, we did not lose sight of our values, our long-term growth strategy or our customers' needs.

- We were able to stay the course on innovation, making sure we kept the pipeline fresh with new ideas and welcomed new leadership in this pivotal area of our business.
- We continued to capitalize on growth opportunities in emerging markets, including opening new, state-of-the-art manufacturing facilities in China and Mexico, completing our largest investments to date in those countries.
- We continued to invest in our core businesses, including opening a new facility in Kentucky where we will manufacture Ethafoam® and Cell-Aire® foam and air cellular products.
- We stayed focused on the customer, completing the grand openings of our second and third Packforum® locations. There we will build close partnerships with customers, working together to understand their needs and strategies, and where we will launch the next generation of innovative solutions.
- We continued to reduce costs in our business, coming closer to completing our global manufacturing strategy of aligning our production with demand to best position our business for longer term growth and optimizing our cost structure.
- We completed the transition of our information systems onto a standard global platform, providing us with better insight into our operations and offering future opportunities for optimization.

Our financial results for 2008 reflected the difficulties posed by the economic environment. While we achieved a 4% growth rate in net sales for the full year and maintained growth in developing regions, we saw a decline in net sales in the fourth quarter, which reflected deteriorating global economic conditions late in the year. In the fourth quarter, we experienced both a sequential decline in order rates and a 1% decrease in net sales on a year-over-year basis (excluding the unfavorable effects of foreign currency). Despite the weakness in unit volumes and the unfavorable effect of foreign currency translation in the fourth quarter, we did achieve a 220-basis point sequential increase in gross profit margin in that period.

Our profitability improvement late in the year was a result of lower raw material costs and our ability to implement action plans necessary to navigate through the deteriorating economic environment. During the year, we focused on recovering the rising resin costs through pricing initiatives and succeeded in recovering approximately 95% of the increased costs by the end of the year. Additionally, we aggressively managed costs through a combination of improved operating efficiencies, stringent internal cost control measures and targeted $50 to $60 million in annual cost savings through our cost reduction and productivity program. We realized approximately $25 million in benefits related to our ongoing Global Manufacturing Strategy and continued to make investments in capacity expansion and new technologies globally. As difficult as some of these initiatives were, they were the necessary actions to strengthen the foundation of our core business and position us for the challenging road ahead. They also enabled us to finish the year within the revised earnings outlook that we provided to investors in October 2008.

Looking at our cash flow from operations, we maintained good cash flow generation, continued to fund our dividend program and were able to invest approximately $270 million in capital expenditures and research and development—both investments for our future growth.

In today's economic climate, these are all solid accomplishments.

Possibly our greatest accomplishment in 2008 was our ability to respond to the challenges of our customers and help them navigate through these uncertain times. As customers tightened their belts, we recognized an opportunity to further demonstrate how our products add value while saving them money. While we couldn't always prevent a decline in demand for our products due to lower customer manufacturing output, we were able to continue to demonstrate that value-in-use comes with innovation and premium solutions that save our customers money.

This year's annual report is dedicated to the value our products and services bring to customers. I invite you to take a further look and see how Sealed Air's solutions help our customers manage their businesses, improve their processes and save them money. I think you will like what you see.

LOOKING AHEAD: A BALANCED APPROACH

While significant macro-economic challenges remain ahead of us and our customers in 2009, the fourth quarter demonstrated that our cost savings and productivity actions are making a measurable difference. Combined with good cash flow generation, a solid liquidity position and prudent management of the business, we feel well positioned to navigate through this economic cycle without losing sight of our long term goals. Our plan is to maintain a tight control on costs, continue to identify areas for savings across all parts of our business and stand ready with further contingency plans if conditions continue to deteriorate. While we are significantly more cautious in our spending, we have a remarkable opportunity to make meaningful strides in the business in the year ahead. Our strategic and operational goals for 2009 are focused on:

- Staying focused on the customer
- Making sure we keep the innovation pipeline flowing
- Capitalizing on growth opportunities in emerging markets
- Investing in our core
- Driving efficiency and productivity

Sealed Air is all about innovation—our innovation extends to serving key customer needs, **delivering value for shareholders,** and being a responsible part of the global community.

In 2009, we will expand relationships with new and existing customers willing to invest in innovation and who place a premium on customer service.

We remain committed to growth through new products and propriety materials and services driven by our integrated research and development teams and global manufacturing network.

At the same time, we will not lose sight of our long-term focus on growing our portfolio in promising areas created by growth in emerging markets, greater demand for dining convenience and the growing markets for more energy efficient and environmentally friendly products and services.

We will continue our focus on making corporate citizenship a key element of our growth strategy in the areas of: sustainable products and services, environmental health and safety, community and people development, corporate governance, globalization, and sustainable growth in emerging markets.

We will also maintain our strong internal culture and values. At the heart of Sealed Air's culture are two traits that we are recognized for by our peers: "integrity" and "leadership." Because of our steadfast belief in upholding these values, I am confident that we will be rewarded when the economy rebounds and we will emerge as an even stronger, more close-knit organization.

I want to thank the Sealed Air team, our customers, partners and shareholders for your support. During the year, our teamwork and accomplishments were noticed. For example, we once again made *FORTUNE*'s "Most Admired" list and were recognized with several prestigious awards, including an Ameristar Award, the "Highest Achievement Award" from the Flexible Packaging Association, as well as the *Food Processing Magazine*'s "Readers Choice Award."

We are headed in the right direction going into 2009 and are ready to meet its challenges. We remain confident in our long-term growth prospects. We have the right infrastructure in place and a solid pipeline of new solutions. Combined with our expanding relationships with customers and our focus on building long-term value for our customers, our employees, our communities and our shareholders, we feel well positioned for when the current economic landscape improves. So, we are ready for the upturn.

Sincerely,

William V. Hickey

President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

	Year Ended December 31,				
($ in millions, except per common share data)	2008	2007	2006	2005	2004
Total Net Sales	$4,843.5	$4,651.2	$4,327.9	$4,085.1	$3,798.1
Percent in U.S.	45%	46%	48%	48%	49%
Percent International	55%	54%	52%	52%	51%
Research and Development Expenses	$ 85.6	$ 90.8	$ 78.2	$ 75.8	$ 73.2
As a Percent of Total Net Sales	1.8%	2.0%	1.8%	1.9%	1.9%
Adjusted Operating Profit*	$ 489.0	$ 562.3	$ 542.7	$ 512.1	$ 536.0
As a Percent of Total Net Sales	10.1%	12.1%	12.5%	12.5%	14.1%
Net Earnings	$ 179.9	$ 353.0	$ 274.1	$ 255.8	$ 215.6
U.S. GAAP Diluted EPS	$ 0.99	$ 1.89	$ 1.47	$ 1.35	$ 1.13
Adjusted Diluted EPS*	$ 1.40	$ 1.65	$ 1.53	$ 1.35	$ 1.35
Cash Dividends Paid Per Common Share	$ 0.48	$ 0.40	$ 0.30	$ —	$ —
Adjusted EBITDA*	$ 649.9	$ 755.6	$ 734.3	$ 704.8	$ 691.1
As a Percent of Total Net Sales	13.4%	16.2%	17.0%	17.3%	18.2%
Cash Provided by Operating Activities	$ 404.4	$ 378.1	$ 432.9	$ 363.3	$ 436.2
Free Cash Flow*	$ 253.1	$ 154.7	$ 171.8	$ 332.6	$ 300.5
Long-term Debt	$1,289.9	$1,531.6	$1,826.6	$1,813.0	$2,088.0
Return on Total Assets*	3.5%	6.8%	5.5%	5.3%	4.5%
Return on Shareholders' Equity*	9.1%	19.2%	18.0%	18.8%	17.5%

*See the Definitions and Reconciliations section on page 112 for the definitions and formulas the Company uses to calculate:

- Return on Total Assets; and
- Return on Shareholders' Equity

Also, the reconciliations of the Non-U.S. GAAP financial performance measures to U.S. GAAP for the following:

- U.S. GAAP Operating Profit to Adjusted Operating Profit;
- U.S. GAAP Net Earnings to Adjusted EBITDA;
- U.S. GAAP Diluted EPS to Adjusted Diluted EPS; and
- U.S. GAAP Net Earnings to Free Cash Flow

46% ▲

Constant dollar increase in net sales in developing regions 2004 to 2008

We continued to expand our presence in 2008 with 16% of total net sales from developing regions. This compares to 12% of total net sales in developing regions in 2004.

SALES BY DIVISION

Food Packaging 41%
Protective Packaging.........31%
Food Solutions 20%
Other 8%

SALES BY REGION

North America 48%
Europe, Middle East, Africa...30%
Asia-Pacific................13%
Latin America.............. 9%

Sealed Air


NET SALES
$ in millions
$5,000
4,000
3,000
2,000
1,000
0
'04 '05 '06 '07 '08


ADJUSTED
OPERATING PROFIT*
$ in millions
$600
500
400
300
200
100
0
'04 '05 '06 '07 '08


ADJUSTED DILUTED EPS*
$1.75
1.40
1.05
0.70
0.35
0
'04 '05 '06 '07 '08

OUR MISSION

Through the unyielding pursuit of innovation, expanded relationships with customers and new heights of service excellence, we will utilize our fundamental knowledge of packaging and performance-based materials to create sustainable products and services that help open the world economically.

OUR COMMITMENT

Sealed Air has long been known for our focus on performance, innovation and sustainable practices. That is the way we think!

PERFORMANCE

- Creating economic value and savings for our customers
- Keeping products fresh, clean and safe
- Eliminating waste, damage and cost
- Enhancing customers' product performance

INNOVATION

- Borderless technology that can be exported and adapted
- New processes to bring products to market faster
- New services to differentiate ourselves

SUSTAINABILITY

- Strong financial performance
- Products that have a positive impact on the world
- Environmental Health and Safety responsibility
- Social responsibility

A SIMPLE VALUE EQUATION:


SPEED
AUTOMATION
ERGONOMICS
RECYCLING
RESOURCES
SAVINGS

Sealed Air's solutions and innovations are designed to help customers manage time more effectively, utilize their workforce more intelligently and use resources more efficiently. This simple equation results in tremendous value and cost savings for our customers.

THE REACH AND INGENUITY TO DELIVER SAVINGS:

Sealed Air has a record of over 45 years of innovation in industrial packaging and fresh and processed food packaging systems.

Our extensive reach allows us to deliver value worldwide to customers who demand a measurable difference in their operations and products.

Sealed Air's global network of technologists and engineers are constantly raising the bar on packaging innovation with some of the most advanced, highest performing specialized materials and equipment systems around. These technologies and solutions are focused on packaging line performance and productivity, package durability and enhancing customers' product appeal.

Footprint that reaches 80% of the world's population and is expanding into developing regions

2,600 high-touch sales and service providers worldwide that offer the best training and service support in the industry

An innovation leader: spending twice the industry average on R&D and maintaining over 3,000 patents and trade secrets

Over 70 food scientists on staff—the highest number outside the food industry

2 food laboratories, 35 package design and development laboratories and 3 Packforum® innovation and learning sites worldwide

PRESENTING A NEW PROCESS:

Dry erase boards are a necessity for generating ideas in conference rooms around the world, which is why we want to ensure their safe delivery.

A CUSTOMER "BOARD" WITH THE OLD PROCESS...

Ghent Manufacturing, a leading provider of visual communication products such as dry erase marker boards, project boards, easel products and furniture, ships thousands of products each year to offices, schools and training facilities.

The shapes of their products are difficult for carriers to handle, making them susceptible to damage and forcing handlers to move them manually. Their packaging approach used traditional corrugated and foam inserts inside shipping cartons, which was considered costly, tedious and required excess inventory, storage space and material handling.

"PRESENTING" A NEW PROCESS...

Working together, Sealed Air determined that the SpeedyPacker® foam-in-bag packaging system integrated with the Instapak® ROI molding system and the Instapak® Tote-on-Tote Component Transfer System offered the right solution for Ghent Manufacturing. The combined system provides an uninterrupted supply of foam components using any of the 17 unique Instapak® foam formulations and provides Ghent with the flexibility to create custom-engineered cushions for its entire range of products. As the system produces up to 4 foam cushions per minute, the solution reduced the need for excess inventory and storage space, and increased fulfillment speed and productivity while ensuring the superior corner and edge protection that their products require.

The successful consultative approach and measurable value that the integrated system provided Ghent has since resulted in the purchase of other systems from Sealed Air.

BENEFITS:

- Versatile, custom-engineered cushions that fit the entire product range
- Substantial savings on annualized material purchases
- Smaller overall package size
- More efficient packaging process
- Costly warehouse space converted to production square footage as 1 set of liquid Instapak® 275-gallon/1,040 liter totes is equivalent to 5 truckloads of conventional packaging material





INSTAPAK® ROI SYSTEM

Creating molded corner cushions for visual communication products



"The cost savings the Instapak® ROI system provided was the greatest factor in the decision to switch to Instapak® packaging. However, the flexibility to add new mold inserts to the system and to control inventory levels of the corner pieces throughout the year were huge bonuses.

It seems Sealed Air has a solution to just about any of our packaging needs. Even the needs we did not know we had."

—**SUZANNE RICH,** Maintenance Engineering Team Leader, Ghent Manufacturing

THE TOTAL SOLUTION:

25%

Savings on shipping costs

50%

Reduction in dimensional weight

As one of the world's largest distributors of laser printer parts and accessories, Laser Pro International (LPI) is focused not only on the growth of its business and managing its costs, but also on protecting the environment. In 2007, the organization underwent a review of its packaging in an effort to reduce the package size and improve the environmental profile without compromising the protection of the fragile printer parts or increasing their material costs.

"Their recommendations are invaluable."

—MIKE EGAN, Warehouse Manager, LPI

67%

Reduction in storage space savings

100%

Recyclable

Their old packaging process required three individuals to keep up with a packaging line that utilized various combinations of cut polyurethane and polystyrene foam and polystyrene peanuts. As Mike Egan, LPI's Warehouse Manager stated, "the result was a bulky box with a high dimensional weight-based shipping cost."

Working closely with one of Sealed Air's Package Design and Development Centers, packaging engineers developed a custom package design that met all of LPI's specific needs. The recommended solution was a hybrid pack consisting of Korrvu® retention packaging and NewAir I.B.® inflatable cushions for added top and bottom protection.

After a rapid six month implementation, the result was a new, simplified package that had smaller dimensions and required less material. For LPI, reduced complexity equated to reduced costs. For their customers, it meant shipping cost savings.

As Mike commented, "Whenever we approach any packaging project, we want to make sure it offers an enhanced customer experience, improved efficiencies and reduced costs to our products. In this case we did all three. In addition, the package provides superior presentation. We couldn't be more pleased with the result."

Following the successful packaging conversion, LPI has since expanded their relationship with Sealed Air with the adoption of a Fill-Air® inflatable packaging system, an Instapak® 901 handheld foam-in-place system and Bubble Wrap® brand cushioning for its larger products. Today, Sealed Air and LPI continue to explore ways to work together on packaging solutions that protect their products and also help the company maintain their environmental objectives.



ONE FOR THE BOOKS:

"The film offers improved package appearance, seals quicker at cooler temperatures and requires less heat to shrink.

It's 'the energy saving film.'"

—**JULIO BONILLA**, Bindery Supervisor, Solo Printing


Sealed Air
CRYOVAC
Sealed Air
CRYOVAC

25%

THE NEW D-940 SHRINK FILM DELIVERED MATERIAL REDUCTION PER PACKAGE

compared to the 60-gauge/15-micron competitive product previously used.

Ensuring instructional booklets and merchandising brochures are accessible and protected can make the difference in whether or not the product we bought works. It's the difference between that new dining table or extra parts and wobbly wood slats or a new camera with cool features versus mystifying blinking lights and the frustration of lost shots.

Solo Printing is a leading print provider of manuals, booklets, catalogs and brochures, servicing a wide variety of end-markets. Faced with the challenge of finding a packaging solution to not only protect their printed products, but also enhance their shelf appeal and be efficient to use, Solo worked with Sealed Air to identify the new Cryovac® D-940 shrink film as an alternative packaging solution.

A NOVEL IDEA

The 5-layer, 45-gauge/11-micron film offers a thinner gauge film that delivers the same protective performance and visual clarity for merchandising appeal as the standard competitive 60-gauge/15-micron films. The resulting benefits include less heat needed to shrink the film, thus increasing production speeds and cutting energy costs. A reduced package means less overall waste due to source reduction and recycling.

THE BOTTOM LINE

The D-940 shrink film delivered:

- 25% material reduction per package, compared to the 60-gauge/15-micron competitive product previously used
- Increased productivity with longer length rolls and fewer changeovers
- Reduced energy costs

Today, Cryovac® D-940 is the leading soft shrink film in the marketplace.



AN EXPANDING FAMILY:

We've all heard that happy cows make good cheese. But happy cheese makers are also important in making good cheese.

Mullins Cheese is a family-owned commercial cheese maker that specializes in producing bulk 40-pound/18-kilogram blocks of cheeses and offers "the best Wisconsin cheese curds around." Mullins sells their bulk blocks of cheeses to large cheese processors who cut and repackage the cheese and sell them under various brand names. As Mullins Cheese operations have expanded, so too did many of their cheese-making and production processes. However, bag loading 40-pound blocks of cheese remained a manual process that was time-consuming, physically demanding and prone to generating waste.

With ongoing expansion, automation of the bag loading process offered tremendous benefits for Mullins Cheese:

- Better use of resources
- Operational efficiency with increased productivity and volume throughput
- Waste reduction

Upon review of the Cryovac® CL-20 system, Mullins Cheese determined the system was "very unique" and offered cost savings and productivity improvement through automation. Following installation of the CL-20 system, the Cryovac® UBT20 block turner operation and the RG-20 bag-regusseting machine, the new production process delivered measurable value through:

- Its modular design, which enables quick servicing and pouch loading, minimizes production and maintenance downtime
- A cleaner production operation, which minimizes waste
- Significant labor savings as workers are redeployed during the automated run times
- Easily accessible control systems that are simple to use, yet appropriately protected during the rigors of equipment cleaning and sanitizing
- A smooth package finish that is vacuum-heat sealed, protecting the cheeses from oxygen and helping retain moisture

"It's not only a real labor-saver, but it cuts down on a lot of waste. We are probably saving 200 pounds of cheese a day in waste."

—BILL MULLINS, Co-owner, Mullins Cheese

Better use of resources


CRYOVAC

Waste reduction

Operational efficiency with increased productivity and volume throughout

50%
Decline in product waste

20%
Increase of products on display

15%
Increase in case-ready sales at Intermarché in France





Thinking about dinner? Meat processors and retailers are embracing fresh thinking with less packaging today.

The Intermarché group consists of a network of over 2,300 supermarkets and discount stores across Europe and ranks as the second largest supermarket group in France. They maintain both a butcher department and a case-ready display, which is managed by a dedicated case-ready specialist. SVA, a leading French meat processing company that produces 250,000 tons of fresh red meat products annually, is part of the Intermarché Group, who retails a significant portion of their meats.

A "CASE" FOR CHANGE

Challenged with declining retail sales of packaged meat using rigid, thermoformed packaging, the partnering companies were in search of a solution that would increase the appeal of the display, reduce the size of the package and increase sales. In April 2008, the Intermarché group adopted the new Cryovac® Mirabella package across their case-ready retail space and SVA converted their packaging lines to accommodate the selection.

Very quickly, both companies recognized the advantages and value that the new package offered. The reduced tray height accommodated more packs within the same shelf space and also allowed vertical displays, which enabled them to standardize their leading products and place 20% more product at retail. Consumers were also attracted to the offering as the package provided a more traditional presentation and an enhanced experience, which increased the perceived value of the product. Following these innovations, sales increased 15%.

From a retailer's perspective, the Cryovac® Mirabella package offered a number of benefits. Operationally, the new package provided significant warehouse and logistic benefits within the supply chain. It increased the number of packs per shipping crate, reduced overall storage requirements and lowered transportation costs. Within the display cases, the package reduced in-store product waste by 50% as the technology minimized meat discoloration. Additionally, Intermarché was able to expand the selection within their existing space, which helped differentiate their offering from nearby competition.

Today, SVA continues to use the Cryovac® Mirabella package solution and plans "to double volumes of case-ready within 5 years, thanks to Mirabella."

A FRESH WAY OF THINKING:

"Sealed Air proved themselves to be relentless in the pursuit of success and innovation.

Mirabella is a real technological advance for traditional case-ready with all the advantages of industrial scale production."



—MR. LANGLOIS, President of SVA-Jean Rozé, and MR. DOUCHET, Owner of an Intermarché supermarket and Netto discount store and President of the Board of SVA-Jean Rozé



SCRUMPTIOUS DESSERTS WITH NATURAL BENEFITS:

"The use of Renew-a-Pak™ offers improved economics, a more efficiently run operation and strengthens our brand equity."

—JOSEPH KOFFMAN, Owner, Pearl River Pastry

100%
Increase in efficiency

50%
Decline in lead times

⅓
Of the labor requirements

Pearl River Pastry is a commercial bakery focused on developing individual desserts for pastry chefs using the finest, all-natural ingredients. Their "clean-lined" desserts provide chefs their own palette to create personalized finished creations that can awe any diner. Their love is not only for using the best organic ingredients, but also ensuring the best manufacture, taste and product consistency at the right cost.

Pearl River Pastry recognized that they had an opportunity to simplify their 3-step metal bake pan prepping process as well as the washing phase. The right solution could also ultimately reduce their costs. Following a recommendation from a leading organic retailer and the results from their own testing, the new biodegradable Renew-a-Pak™ bakeware line from our Biosphere® venture offered tremendous benefits for their tarts—including process simplification and cost savings.

The Renew-a-Pak™ bakeware, made from renewable starch materials, offered Pearl River Pastry the ability to use one product to bake in and eliminate 2 of 3 steps in their prepping process. These steps include eliminating the need to apply a release coating of oil, the need for oil itself, and the process of positioning the pan on press to receive the dough. Lastly, they eliminated the final washing stage. Aesthetically, the bakeware pans offered a smooth finish which some customers sought over the fluted edges of metal pans. And, its biodegradable and compostable attributes were certified by the *Biodegradable Products Institute* and reinforced Pearl River Pastry's own focus on natural, environmentally sustainable solutions.

Today, Pearl River Pastry utilizes a one-step prep process which has resulted in significant labor savings, productivity improvement, the use of less resources, and has dramatically reduced their lead times. Additionally, Renew-a-Pak™ bakeware has enabled them the opportunity to expand their market focus to include the sale of partially finished tarts as the costly metal fabricated tart shells were prohibitive and previously limited expansion.

RENEW-A-PAK™

Biodegradable and compostable packaging



EH&S, Sustainability, Community

Even in these difficult economic times, Sealed Air continues to improve its corporate citizenship and concern for the environment—recognizing that sustainable practices present not just challenges, but opportunities.

As we proved in 2008, good sustainable and environmental practices actually saved us money by reducing energy consumption and material usage. These practices also reduced our customers' energy costs as well as being better for the environment. This is truly a situation where good environmental practices are good for our business.

We highlight our commitment and track performance in corporate citizenship in five categories and in 2008 established new responsible growth goals and commitments to better reflect the health, safety and environmental challenges of the global materials company we have become:

CITIZENSHIP FRAMEWORK	COMMITMENTS
Improving the Sustainability of Products and Services	• Invest twice the industry average in new product development • Begin at the point of design, where we can prevent waste, optimize our use of resources, select safer materials and plan for the recyclability or recoverability of our packaging • Utilize Life Cycle Management tools in the development of new products and as part of a review for existing products • Keep customers and the public informed on all the environmental attributes of a product and the importance of meeting demands for price and performance
Environmental Health and Safety	• Reduce waste by finding practical uses for 98% of our raw materials by the end of 2009 • Reduce G/Hse emissions by 12% between 2006 and 2010 • Reduce energy intensity by 2% between 2006 and 2010 • Maintain a safe working environment
Community Involvement and People Development	• Encourage and promote employee volunteerism • Respond quickly to the needs of neighbors impacted by natural disasters • Combat the growing issue of world hunger through active participation and technological resources
Values and Compliance	• Integrity—Always act with the highest ethical and legal standards • Trust—Doing our best to meet our commitments, be open and honest and keep our word • Respect—Always act in a manner that treats people of all cultures, backgrounds and viewpoints with fairness and respect
Globalization and Emerging Markets	• Work with local governments to understand community priorities • Help shape public policy that serves the pursuits of business, government and the community

Setting strategic priorities in the areas of business and in social and environmental initiatives enables us to identify and address essential themes core to our Company. We then incorporate them into our business strategy in order to improve business performance, provide value to society and minimize our impact on the environment.

The following highlights our progress for improving the sustainability of our products and services and environmental health and safety in our own operations. You can read about all of our Corporate Citizenship priorities at http://citizenship.sealedair.com.

SUSTAINABLE PRACTICES AND PRODUCTS

We know there is no single solution to meeting the sustainable needs of our customers. We also know our environmental objectives must be achieved without compromising the performance or value our products bring to the customer and customers' customer. As such, all Sealed Air products are developed within the following framework, which takes into account benefits to the bottom line, society and the environment.

PERFORMANCE	SOCIETY	ENVIRONMENT
• Meets the market demands for value • Reduces the quantity of damaged or wasted products during transport, storage or use • Helps our customers operate more efficiently and enhances their products • Optimizes the efficiency of the supply chain	• Provides measurable benefits to individuals and communities • Helps emerging and developed markets grow economically • Is safe and meets all regulatory requirements	• Material Efficiency: makes efficient use of raw materials and minimizes waste • Energy Efficiency: reduces the energy needed to manufacture and ship our products as well as the amount of fuel customers need to ship their products • Carbon Efficiency: reduces impact due to greenhouse gas emissions associated with the overall package and its contents

Our accomplishments in 2008 include

- Reduced plastic scrap that goes to landfills by 6% between 2007 and 2008
- Introduced an improved line of high-performance shrink films that are at least 20% thinner than similar products on the market
- Introduced a new Jiffy Mailer® product made from 100% recycled newspapers and kraft material in the market
- Introduced a foam NatureTRAY™ package, the first foam tray in the U.S. made entirely from a renewable raw material
- Through our joint venture with Biosphere® Industries, we expanded our growing family of Renew-a-Pak™ high-performance biodegradable packaging products
- Have initiated "take-back" programs in several of our product lines to promote recovery and reuse of packaging materials for protective packaging applications
- Improved the recovery of our products for use in waste-to-energy facilities. Our plastic packaging materials contain high BTU fuel content, making these materials efficient sources for use in municipal waste-to-energy incineration facilities

Sealed Air's Environmental Health and Safety Scorecard for Our Global Manufacturing Facilities

	GOAL	CURRENT STATUS
TRIR	1.45 (2008)	1.12 (2008)
Saleable Ratio	96.0% (4th Qtr 2008) 98.0% (4th Qtr 2010)	94.7% (4th Qtr 2008) 95.1% (Full Year 2008)
Energy Intensity	2% Reduction (2006–2010)	5.5% Reduction (2006–2008)
Reduce G/Hse Gas Intensity	12% Reduction (2006–2010)	10.3% Reduction (2006–2008)

TRIR stands for Total Recordable Incident Rate, which is how we measure safety.
Saleable Ratio is defined as the percentage of plastic raw materials that become saleable products.
G/Hse Gas stands for Greenhouse Gas.

DIRECTORS

Hank Brown[1, 2]
President Emeritus of the University of Colorado
Senior Counsel, Brownstein Hyatt Farber Schreck, LLP (Law Firm)
Elected to the Board in 1997

Michael Chu[1, 3]
Managing Director and Co-Founder of IGNIA Fund
(Investment Fund)
Senior Lecturer, Harvard Business School
Elected to the Board in 2002

Lawrence R. Codey[1, 2]
Retired President, Public Service Electric and Gas Company
(Public Utility)
Elected to the Board in 1993

T. J. Dermot Dunphy
Chairman and Chief Executive Officer, Kildare Enterprises, LLC
(Private Equity Investment and Management Firm)
Elected to the Board in 1969

Charles F. Farrell, Jr.[2, 3]
President, Crystal Creek Enterprises, Inc.
(Investment Management and Business Consulting Firm)
Elected to the Board in 1971

William V. Hickey
President and Chief Executive Officer,
Sealed Air Corporation
Elected to the Board in 1999

Jacqueline B. Kosecoff[3]
Chief Executive Officer,
Prescription Solutions, UnitedHealth Group
(Health and Well-Being Business)
Elected to the Board in 2005

Kenneth P. Manning[1]
Chairman, President and Chief Executive Officer,
Sensient Technologies Corporation
(International Supplier of Flavors, Colors and Inks)
Elected to the Board in 2002

William J. Marino[3]
President and Chief Executive Officer,
Horizon Blue Cross Blue Shield of New Jersey
(Not-for-Profit Health Service Corporation)
Elected to the Board in 2002

[1] Member of Audit Committee.
[2] Member of Nominating and Corporate Governance Committee.
[3] Member of Organization and Compensation Committee.

The dates shown indicate the year in which each of the directors was first elected a director of the Company or of the former Sealed Air.

OFFICERS

William V. Hickey
President and Chief Executive Officer
First elected an officer in 1980

David B. Crosier
Senior Vice President
First elected an officer in 2004

David H. Kelsey
Senior Vice President and
Chief Financial Officer
First elected an officer in 2002

Robert A. Pesci
Senior Vice President
First elected an officer in 1990

Jonathan B. Baker
Vice President
First elected an officer in 1994

Mary A. Coventry
Vice President
First elected an officer in 1994

Cheryl Fells Davis
Vice President
First elected an officer in 2006

Karl R. Deily
Vice President
First elected an officer in 2006

Jean-Marie Deméautis
Vice President
First elected an officer in 2006

J. Ryan Flanagan
Vice President
First elected an officer in 2009

Warren J. Kudman
Vice President
First elected an officer in 2009

James P. Mix
Vice President
First elected an officer in 1994

Manuel Mondragón
Vice President
First elected an officer in 1999

Ruth Roper
Vice President
First elected an officer in 2004

Hugh L. Sargant
Vice President
First elected an officer in 1999

Dr. Ann C. Savoca
Vice President
First elected an officer in 2008

H. Katherine White
Vice President, General Counsel
and Secretary
First elected an officer in 1996

Christopher C. Woodbridge
Vice President
First elected an officer in 2005

Tod S. Christie
Treasurer
First elected an officer in 1999

Jeffrey S. Warren
Controller
First elected an officer in 1996

The dates shown indicate the year in which each of the officers was first elected an officer of the Company or of the former Sealed Air.

Sealed Air Corporation

FINANCIAL TABLE OF CONTENTS

SELECTED FINANCIAL DATA

	Year Ended December 31,				
(In millions, except per common share data)	2008	2007	2006	2005	2004
Consolidated Statements of Operations Data[1]:					
Net sales	$4,843.5	$4,651.2	$4,327.9	$4,085.1	$3,798.1
Gross profit	1,236.6	1,301.1	1,240.1	1,158.0	1,162.1
Operating profit	396.5	549.3	526.1	510.4	503.0
Earnings before income tax provision	222.3	456.0	400.1	376.6	322.9
Net earnings	179.9	353.0	274.1	255.8	215.6
Basic and diluted net earnings per common share[2]:					
Basic	$ 1.14	$ 2.21	$ 1.70	$ 1.56	$ 1.29
Diluted	$ 0.99	$ 1.89	$ 1.47	$ 1.35	$ 1.13
Common stock dividends paid[3]	$ 76.4	$ 64.6	$ 48.6	$ —	$ —
Consolidated Balance Sheets Data:					
Cash and cash equivalents	$ 128.9	$ 430.3	$ 373.1	$ 455.8	$ 358.0
Total assets	4,986.0	5,438.3	5,020.9	4,864.2	4,855.0
Working capital	50.5	194.5	350.6	161.9	307.4
Long-term debt, less current portion[4]	1,289.9	1,531.6	1,826.6	1,813.0	2,088.0
Total shareholders' equity[3]	1,924.6	2,019.6	1,654.8	1,392.1	1,333.5
Other Data:					
EBIT[5]	$ 350.4	$ 596.6	$ 548.1	$ 526.3	$ 476.6
Depreciation and amortization	171.5	166.3	168.0	174.6	179.5
EBITDA[5]	521.9	762.9	716.1	700.9	656.1
Capital expenditures	180.7	210.8	167.9	96.9	102.7

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations, for a discussion of the factors that contributed to the Company's consolidated operating results.

(2) In February 2007, the Company's Board of Directors declared a two-for-one stock split effected in the form of a stock dividend. All per share data has been restated to reflect the two-for-one stock split except shareholders' equity. See Note 18, "Net Earnings Per Common Share," of Notes to Consolidated Financial Statements, for the reconciliation of the basic and diluted earnings per common share computations.

(3) In January 2006, the Company initiated the payment of quarterly cash dividends. In February 2007, the Company's Board of Directors increased the Company's quarterly cash dividend by 33% to $0.20 per common share, declaring a quarterly cash dividend payable on the pre-split shares of the Company's common stock. In February 2008, the Company's Board of Directors increased the quarterly dividend by 20.0% to $0.12 per common share. See Note 17, "Shareholders' Equity," of Notes to Consolidated Financial Statements, for further discussion.

(4) In December 2008, the Company purchased $90.6 million of aggregate principal amount of its outstanding 6.95% Senior Notes due May 2009 in a tender offer, representing approximately 40% of the $227.3 million outstanding 6.95% Senior Notes due May 2009. The Company utilized funds from committed liquidity and available cash to pay the full tender offer consideration, plus accrued interest. Following the purchase, there was a total of $136.7 million in principal amount of these senior notes outstanding.

In April 2008, the Company's 5.375% Senior Notes with a face value of $300 million matured. The Company utilized funds from committed liquidity and available cash to retire this debt. Interest on these senior notes was payable semi-annually in arrears, with final payment of $8.0 million made upon maturity.

In July 2006, the Company's 5.625% euro notes with a face value of €200.0 million matured. The Company used available cash of $251.7 million to repay the euro notes. Interest on the euro notes was payable annually in arrears, with the final payment of $14.2 million made upon maturity.

(5) EBIT is defined as earnings before interest expense and income tax provision. EBITDA is defined as EBIT plus depreciation and amortization. EBIT and EBITDA do not purport to represent net earnings or net cash provided by operating activities as those terms are defined under U.S. GAAP and should not be considered as an alternative to such measurements or as indicators of the Company's performance. The Company's definitions of EBIT and EBITDA may not be comparable with similarly-titled measures used by other companies. EBIT and EBITDA are among the indicators used by the Company's management to measure the performance of the Company's operations, and thus the Company's management believes such information may be useful to investors. Such measures are also among the criteria upon which performance-based compensation may be based. The following is a reconciliation of net earnings to EBIT and EBITDA (in millions of dollars):

	2008	2007	2006	2005	2004
Net earnings	$179.9	$353.0	$274.1	$255.8	$215.6
Add:					
Interest expense	128.1	140.6	148.0	149.7	153.7
Income tax provision	42.4	103.0	126.0	120.8	107.3
EBIT	$350.4	$596.6	$548.1	$526.3	$476.6
Add: depreciation and amortization	171.5	166.3	168.0	174.6	179.5
EBITDA	$521.9	$762.9	$716.1	$700.9	$656.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the Company's consolidated financial statements and related notes set forth, as well as the discussion included in the Risk Factors section, of this Annual Report. All amounts and percentages are approximate due to rounding.

OVERVIEW

The Company is a leading global innovator and manufacturer of a wide range of packaging and performance-based materials and equipment systems that serve an array of food, industrial, medical and consumer applications.

At December 31, 2008, the Company employed approximately 2,600 sales, marketing and customer service personnel throughout the world who sell and market the Company's products through a large number of distributors, fabricators and converters, as well as directly to end users such as food processors, food service businesses, supermarket retailers and manufacturers. The Company has no material long-term contracts for the distribution of its products. In 2008, no customer or affiliated group of customers accounted for 10% or more of the Company's consolidated net sales. Although historically net sales of the Company's food packaging, food solutions and protective packaging products have tended to be slightly lower in the first quarter and slightly higher in the fourth quarter, the Company does not consider seasonality to be material to its consolidated financial position or results of operations or to its reportable business segments.

Competition for most of the Company's packaging products is based primarily on packaging performance characteristics, service and price. Competition is also based upon innovations in packaging technology and, as a result, the Company maintains ongoing research and development programs to enable it to maintain technological leadership.

The Company's net sales are sensitive to developments in its customers' business or market conditions, changes in the global economy, and the effects of foreign currency translation. The Company's costs can vary with changes in input costs, including petrochemical-related costs, which are not within the Company's control. Consequently, the Company's management focuses on reducing those costs that the Company can control and using petrochemical-based raw materials as efficiently as possible. The Company also believes that its global presence helps to insulate it from localized changes in business conditions.

The Company's businesses are managed to generate substantial operating cash flow. The Company believes that its operating cash flow will permit it to continue to spend on innovative research and development and to invest in its business by means of capital expenditures for property and equipment and acquisitions. Moreover, its ability to generate substantial operating cash flow should provide the Company with the flexibility to modify its capital structure as the need or opportunity arises.

The Company's consolidated results of operations have been unfavorably impacted by the downturn in global economic conditions that began in the U.S. in late 2007 and spread globally through 2008. The combination of a reduction in customers' manufacturing output, a decline in retail sales and a rise in customer inventory contraction in the fourth quarter of 2008 have negatively affected the Company's Protective Packaging segment's unit volume demand globally through early 2009. The Company currently anticipates that these conditions will persist globally through at least the first half of 2009.

RECENT EVENTS

Senior Notes Issuance

In February 2009, the Company completed a private offering of $300.0 million of 12% senior unsecured notes due 2014. The Company intends to use the net proceeds of the offering, in addition to the Company's existing financing facilities and its cash flow from operations, to provide for its 2009 debt obligations, as well as the cash payment under the Settlement agreement, as discussed below under "Material Commitments and Contingencies," if such payment is required in 2009. The Company expects to incur approximately $33.0 million of additional interest expense in 2009 related to these senior notes.

Cash Tender Offer for 6.95% Senior Notes

In December 2008, the Company announced a cash tender offer to purchase any and all of its outstanding 6.95% Senior Notes due May 15, 2009. The Company completed the purchase of $90.6 million in aggregate principal amount of these notes, representing approximately 40.0% of the outstanding face value of $227.3 million. The Company paid the full tender offer consideration (100% of the principal amount), plus accrued interest, utilizing funds available from the Company's accounts receivable securitization program and available cash. Following this purchase there was a total of $136.7 million in principal amount of the notes outstanding.

Cost Reduction and Productivity Program

In September 2008, the Company implemented a cost reduction and productivity program. As a result, during 2008 the Company recorded $65.8 million of pre-tax charges primarily for termination benefits. The Company expects to incur additional modest costs associated with this program in 2009. Cash payments primarily related to termination benefits began in 2008 with the majority to occur in 2009.

Global Manufacturing Strategy

In December 2008, in connection with the Company's global manufacturing strategy, the Company announced that it will close its manufacturing facility located in Cedar Rapids, Iowa. This facility's manufacturing operations will be moved to existing Company facilities in North America. The Company plans to complete this project in the second half of 2009, at which time all manufacturing operations at the Cedar Rapids facility will cease. In connection with this project, in December 2008, the Company recorded $12.2 million of pre-tax charges primarily related to termination benefits. The Company expects to incur additional associated charges in 2009 and 2010.

Quarterly Cash Dividends

On February 19, 2009, the Company's Board of Directors declared a quarterly cash dividend of $0.12 per common share. This dividend is payable on March 20, 2009 to shareholders of record at the close of business on March 6, 2009. The estimated amount of this dividend payment is $18.9 million based on 157.9 million shares of the Company's common stock issued and outstanding as of January 31, 2009. During 2008, the Company paid quarterly cash dividends of $76.4 million from available cash.

HIGHLIGHTS OF FINANCIAL PERFORMANCE

Highlights for 2008 compared with 2007 and 2006 were as follows (dollars in millions except per common share amounts):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Net sales:					
U.S.	$2,185.2	$2,118.2	$2,066.3	3%	3%
% of total net sales	*45.1%*	*45.5%*	*47.7%*		
International	2,658.3	2,533.0	2,261.6	5	12
% of total net sales	*54.9%*	*54.5%*	*52.3%*		
Total net sales	$4,843.5	$4,651.2	$4,327.9	4%	8%
Gross profit	$1,236.6	$1,301.1	$1,240.1	(5)%	5%
% of total net sales	*25.5%*	*28.0%*	*28.7%*		
Marketing, administrative and development expenses	$ 755.0	$ 750.2	$ 701.1	1%	7%
% of total net sales	*15.6%*	*16.1%*	*16.2%*		
Restructuring and other charges	$ 85.1	$ 1.6	$ 12.9	#	#
Operating profit	$ 396.5	$ 549.3	$ 526.1	(28)%	4%
% of total net sales	*8.2%*	*11.8%*	*12.2%*		
Net earnings	$ 179.9	$ 353.0	$ 274.1	(49)%	29%
Net earnings per common share:					
Basic	$ 1.14	$ 2.21	$ 1.70	(48)%	30%
Diluted	$ 0.99	$ 1.89	$ 1.47	(48)%	29%

# Denotes a change equal to or greater than 100%

See below for further details about the changes in net sales by the Company's segment reporting structure and by geographic region and operating profit by the Company's segment reporting structure, and the material factors that contributed to these changes.

NET SALES

The principal factors contributing to changes in net sales in the three years ended December 31, 2008 were changes in unit volume, product mix, average selling prices and the effects of foreign currency translation. In addition, 2008 and 2007 had increased volumes from acquired businesses, net of dispositions.

2008 compared with 2007

Net sales for 2008 increased 4% to $4,843.5 million compared with $4,651.2 million in 2007. The components of the increase in net sales for 2008 compared with 2007 were as follows (dollars in millions):

	Food Packaging		Food Solutions		Protective Packaging		Other		Total Company	
Volume—Units	(0.6)%	$(11.2)	(1.2)%	$(11.2)	(5.4)%	$(81.6)	1.4%	$ 4.5	(2.1)%	$ (99.5)
Volume—Acquired businesses, net of dispositions	—	—	—	—	—	0.6	19.4	61.5	1.3	62.1
Product Price/Mix	3.3	62.4	3.1	29.3	1.4	21.4	2.2	7.0	2.5	120.1
Foreign currency translation	1.9	35.3	2.7	25.5	2.2	33.0	5.0	15.8	2.4	109.6
Total	4.6%	$86.5	4.6%	$43.6	(1.8)%	$(26.6)	28.0%	$88.8	4.1%	$192.3

Excluding the favorable effect of foreign currency translation, net sales would have increased 2% compared with 2007. The strengthening of most foreign currencies against the U.S. dollar contributed to the favorable foreign currency translation impact on net sales in 2008 compared with 2007. However, this impact includes an unfavorable foreign currency translation impact of $65.6 million in the fourth quarter of 2008 due to the strengthening of the U.S. dollar against most foreign currencies.

2007 compared with 2006

Net sales for 2007 increased 8% to $4,651.2 million compared with $4,327.9 million in 2006. The components of the increase in net sales for 2007 compared with 2006 were as follows (dollars in millions):

	Food Packaging		Food Solutions		Protective Packaging		Other		Total Company	
Volume—Units	3.6%	$ 63.3	4.9%	$ 41.0	(0.1)%	$ (1.8)	4.8%	$13.0	2.7%	$115.5
Volume—Acquired businesses, net of dispositions	—	—	0.7	5.7	(1.1)	(15.7)	6.1	16.3	0.1	6.3
Product Price/Mix	0.8	12.1	1.1	9.3	0.1	0.6	1.2	3.0	0.6	25.0
Foreign currency translation	3.8	66.9	5.4	45.7	3.2	47.7	6.0	16.2	4.1	176.5
Total	8.2%	$142.3	12.1%	$101.7	2.1%	$ 30.8	18.1%	$48.5	7.5%	$323.3

Excluding the favorable effect of foreign currency translation, net sales would have increased 3% compared with 2006. The strengthening of foreign currencies primarily in Europe and the Asia-Pacific region against the U.S. dollar contributed $156.3 million of the $176.5 million favorable foreign currency translation impact on net sales in 2007 compared with 2006.

Net Sales by the Company's Segment Reporting Structure

The following table shows the Company's net sales by the Company's segment reporting structure (dollars in millions):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Net sales:					
Food Packaging	$1,969.4	$1,882.9	$1,740.6	5%	8%
As a % of total net sales	*40.6%*	*40.5%*	*40.2%*		
Food Solutions	988.3	944.7	843.0	5	12
As a % of total net sales	*20.4%*	*20.3%*	*19.5%*		
Protective Packaging	1,480.3	1,506.9	1,476.1	(2)	2
As a % of total net sales	*30.6%*	*32.4%*	*34.1%*		
Other	405.5	316.7	268.2	28	18
As a % of total net sales	*8.4%*	*6.8%*	*6.2%*		
Total	$4,843.5	$4,651.2	$4,327.9	4%	8%

Food Packaging Segment Net Sales

2008 compared with 2007

The Company's Food Packaging segment net sales increased $86.5 million, or 5%, in 2008 compared with 2007. Excluding the $35.3 million favorable effect of foreign currency translation, Food Packaging segment net sales would have increased $51.2 million, or 3%, which was primarily due to:

- favorable impact of product price/mix in Latin America of 8% and in the United States of 4%; and
- increases in unit volume in the United States of 1% and in Europe of 2%;

partially offset by:

- a decrease in unit volume in Latin America of 8%.

The favorable impacts of product price/mix in Latin America and the United States were primarily due to the positive impact of selling price increases implemented in December 2007 and during 2008 for most Food Packaging products.

The increase in unit volume in the United States was primarily attributed to higher pork slaughter rates during the first half of 2008, which in turn resulted in higher sales of the Company's fresh meat packaging products. The increase in unit volume in Europe was primarily attributed to net positive trends in this region during the first half of 2008 in the fresh red meat and cheese markets, which in turn resulted in higher sales of the Company's fresh meat and dairy packaging products.

The decrease in unit volume in Latin America was primarily due to market factors in Brazil. Throughout 2008, Brazilian meat exports to Europe were halted due to Brazilian meat processors' lack of compliance with previously issued European food traceability and safety standards. By late 2008, the majority of Brazilian meat processors had complied with the standards, but by this time, end-market demand in Europe had slowed due to a decline in meat consumption, attributable to weak economic conditions in Europe.

2007 compared with 2006

The Company's Food Packaging segment net sales increased $142.3 million, or 8%, in 2007 compared with 2006. Excluding the $66.9 million favorable effect of foreign currency translation, Food Packaging segment net sales would have increased $75.4 million, or 4%, which was primarily due to:

- increase in unit volume of 2% and a favorable impact of product price/mix of 2% in North America;
- increases in unit volume in Latin America of 12% and in the Asia-Pacific region of 5%; and
- a favorable impact of product price/mix in Europe of 2%;

partially offset by:

- unfavorable impact of product price/mix in the Asia-Pacific region of 2%.

The increases in unit volume in North America, Latin America and the Asia-Pacific region were primarily due to positive trends in red meat and pork production in North and Latin America and strong beef export rates in Brazil and Australia. Positive trends in red meat production also contributed to the favorable impact of product price/mix in North America. The favorable impact of product price/mix was also impacted by price increases implemented for select Food Packaging products in September 2006.

The favorable impact of product price/mix in Europe was primarily due to improved product price/mix in developing European countries, as well as improved product mix of flexible packaging materials in Western Europe. The unfavorable impact of product price/mix in the Asia-Pacific region was primarily due to the impact of lower average selling prices on some of the Company's Food Packaging products in this region.

Food Solutions Segment Net Sales

2008 compared with 2007

The Company's Food Solutions segment net sales increased $43.6 million, or 5%, in 2008 compared with 2007. Excluding the $25.5 million favorable effect of foreign currency translation, Food Solutions segment net sales would have increased $18.1 million, or 2%, which was primarily due to:

- favorable impact of product price/mix in the United States of 6% and in Europe of 2%; and
- an increase in unit volume in the Asia-Pacific region of 7%;

partially offset by:

- decreases in unit volume in Europe of 4% and in the United States of 3%.

The favorable impacts of product price/mix in both the United States and Europe were primarily attributed to the positive impact of selling price increases implemented in December 2007 and in 2008 for most Food Solutions products.

The increase in unit volume in the Asia-Pacific region was primarily attributed to product adoption by new and existing customers of the Company's case ready products.

The decrease in unit volume in Europe was primarily due to the unfavorable impact of lower consumption of meats and cheeses in certain countries resulting from the deteriorating economic conditions in this region and, to a lesser extent, certain low margin business the Company decided to withdraw from in the first quarter of 2008. The decrease in unit volume in the United States was primarily due to a previously announced change by a large retailer in November 2007 opting to move from a case ready packaging format to an alternative packaging format for a portion of its meat packaging. This decrease was partially offset by increased flexible food film and vertical pouch packaging products sales to existing customers in this region.

2007 compared with 2006

The Company's Food Solutions segment net sales increased $101.7 million, or 12%, in 2007 compared with 2006. Excluding the $45.7 million favorable effect of foreign currency translation, Food Solutions segment net sales would have increased $56.0 million, or 7%, which was primarily due to:

- an increase in unit volume of 5% and a favorable impact of product price/mix of 1% in North America; and
- an increase in unit volume of 4% and a favorable impact of product price/mix of 1% in Europe.

The increase in unit volume and the favorable impact of product price/mix in North America and the increase in unit volume in Europe were primarily due to steady red meat production in these regions and continued product adoption by existing and new customers, which benefited sales of the Company's case ready products. Additionally, strength in domestic crop yields and strong equipment sales benefited sales of the Company's vertical pouch packaging products in North America.

OUTSOURCED PRODUCTS

Included in this segment are net sales from products produced in the Company's facilities as well as products fabricated by other manufacturers, or outsourced products. Outsourced products include, among others, foam and solid plastic trays and containers fabricated in various regions and absorbent pads fabricated primarily in North America and in Europe. The Company has strategically opted to use third-party manufacturers for technically less complex products as part of its business model to offer customers a broader range of solutions. The Company has benefited from this strategy with increased net sales and operating profit requiring minimal capital expenditures. Net sales of outsourced products included in this segment amounted to $170.0 million in 2008, $180.7 million in 2007 and $165.3 million in 2006. The Company's total net sales of outsourced products were $240.0 million in 2008, $246.4 million in 2007 and $206.0 million in 2006.

Protective Packaging Segment Net Sales

2008 compared with 2007

The Company's Protective Packaging segment net sales decreased $26.6 million, or 2%, compared with 2007. Excluding the $33.0 million favorable effect of foreign currency translation and a $0.6 million net impact of a business acquisition in 2008, Protective Packaging segment net sales would have decreased $60.2 million, or 4%. This decrease was primarily the result of lower unit volume in the United States of 6% and in Europe of 4%, which was principally attributable to weakening regional economic conditions and was consistent with manufacturing output, shipping and retail indicators.

Partially offsetting this decrease in unit volume was the favorable impact of product price/mix in the United States of 2%, primarily attributed to the positive impact of selling price increases implemented in December 2007 and during 2008 for most Protective Packaging products.

2007 compared with 2006

The Company's Protective Packaging segment net sales increased $30.8 million, or 2%, in 2007 compared with 2006. Excluding the $47.7 million favorable effect of foreign currency translation and the $19.2 million impact of the sale of a small product line in 2007, Protective Packaging segment net sales would have been relatively flat, which was primarily due to:

- a decrease in unit volume in North America of 2%;

partially offset by:

- an increase in unit volume in the Asia-Pacific region of 9%.

The decrease in unit volume in North America was primarily due to challenging economic conditions in 2007, which slowed the pace of customer orders. Additionally, unit volume was also negatively impacted by the effects of a net increase in average selling prices for select Protective Packaging products in 2006 and 2007, which were implemented to address rising costs of raw materials. The increase in unit volume in the Asia-Pacific region was principally due to an increase in sales to new and existing customers of inflatables, shrink films and Instapak® foam-in-place products.

Other Net Sales

2008 compared with 2007

The Company's Other net sales increased $88.8 million, or 28%, in 2008 compared with 2007. Excluding $61.5 million in net sales resulting from the November 2007 acquisition of certain assets relating to Ethafoam® and related polyethylene foam product lines and the August 2007 acquisition of Alga Plastics and the $15.8 million favorable effect of foreign currency translation, Other net sales would have increased $11.5 million, or 4%, primarily due to:

- a favorable impact of product price/mix in North America of 10%, primarily attributed to the positive impact of selling price increases for most of the Company's Specialty Materials' products; and
- an increase in unit volume in Asia of 18%, primarily due to adoption of medical applications products by new and existing customers primarily in the first half of 2008.

These increases were partially offset by a decrease in unit volume in the United States of 3%, primarily attributed to lower unit volume in some of the Company's Specialty Materials products, which was principally the result of weakening regional economic conditions and was consistent with manufacturing output indicators.

2007 compared with 2006

The Company's Other net sales increased $48.5 million, or 18%, in 2007 compared with 2006. Excluding the $16.2 million favorable effect of foreign currency translation and $15.7 million from the acquisitions of Alga Plastics and of certain assets relating to Ethafoam® and related polyethylene foam product lines in 2007, Other net sales would have increased $16.6 million, or 6%, which was primarily due to:

- an increase in unit volume in the Asia-Pacific region of 44% and Europe of 4%, predominately due to an increase in medical applications products sales to new and existing customers; and
- a favorable impact of product price/mix in North America of 6%, primarily resulting from average selling price increases in the second half of 2006 related to the Company's Specialty Materials products, including special density foams;

partially offset by:

- a decrease in unit volume in North America of 8%, principally due to lower net sales of Specialty Materials products including foams and composite materials as a result of challenging economic conditions, which slowed the pace of customer orders; and
- an unfavorable impact of product price/mix in Europe of 2%, primarily relating to the Company's Specialty Materials products, including special density foams.

Net Sales by Geographic Region

The following table shows net sales by geographic region (dollars in millions):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Net sales:					
U.S.	$2,185.2	$2,118.2	$2,066.3	3%	3%
As a % of total net sales	*45.1%*	*45.5%*	*47.7%*		
International	2,658.3	2,533.0	2,261.6	5	12
As a % of total net sales	*54.9%*	*54.5%*	*52.3%*		
Total net sales	$4,843.5	$4,651.2	$4,327.9	4%	8%

2008 compared with 2007

By geographic region, the components of the $192.3 million increase in net sales for 2008 compared with 2007 were as follows (dollars in millions):

	U.S.		International		Total Company	
Volume—Units	(2.5)%	$(52.0)	(1.9)%	$ (47.5)	(2.1)%	$ (99.5)
Volume—Acquired businesses, net of dispositions	1.9	40.9	0.8	21.2	1.3	62.1
Product Price/Mix	3.8	78.1	1.7	42.0	2.5	120.1
Foreign currency translation	—	—	4.3	109.6	2.4	109.6
Total	3.2%	$ 67.0	4.9%	$125.3	4.1%	$192.3

2007 compared with 2006

By geographic region, the components of the $323.3 million increase in net sales for 2007 compared with 2006 were as follows (dollars in millions):

	U.S.		International		Total Company	
Volume—Units	1.0%	$21.1	4.2%	$ 94.4	2.7%	$115.5
Volume—Acquired businesses, net of dispositions	0.1	2.4	0.2	3.9	0.1	6.3
Product Price/Mix	1.4	28.3	(0.2)	(3.3)	0.6	25.0
Foreign currency translation	—	—	7.8	176.5	4.1	176.5
Total	2.5%	$51.8	12.0%	$271.5	7.5%	$323.3

COST OF SALES

The Company's primary input costs include resins, direct and indirect labor, other raw materials and other energy-related costs (including transportation costs). The Company utilizes petrochemical-based resins in the manufacture of many of its products. The costs for these raw materials are impacted by the rise and fall in crude oil and natural gas prices, since those items serve as feedstocks utilized in the production of most resins. The prices for these feedstocks have been particularly volatile in recent years. Although changes in the prices of crude oil and natural gas are not perfect benchmarks, they are indicative of the variations in raw materials and other input costs faced by the Company. The Company continues to monitor the changes in raw material and energy-related costs as they occur and takes pricing actions as appropriate to lessen the impact of cost increases when they occur.

The following table shows the Company's cost of sales for the three years ended December 31, 2008 (dollars in millions):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Cost of sales	$3,606.9	$3,350.1	$3,087.8	8%	9%
As a % of net sales	*74.5%*	*72.0%*	*71.3%*		

2008 compared with 2007

The $256.8 million increase in cost of sales in 2008 compared with 2007 was primarily due to unfavorable average petrochemical-based raw material costs of approximately $125.0 million, which was experienced in the first nine months of 2008, the unfavorable impact of foreign currency translation of $72.6 million and higher input costs, including unfavorable freight and energy-related costs in 2008 of approximately $26.0 million. Incremental expenses included in cost of sales in 2008, which related to the 2007 acquisitions of Ethafoam® and related polyethylene foam product lines and Alga Plastics, amounted to approximately $54.0 million. Expenses included in cost of sales related to the implementation of the Company's global manufacturing strategy were $7.4 million in 2008, compared with $11.1 million in 2007. These items were partially offset by the impact of expense control initiatives in 2008.

2007 compared with 2006

The $262.3 million increase in cost of sales in 2007 compared with 2006 was primarily due to the unfavorable impact of foreign currency translation of $129.9 million, higher input costs to support the increase in unit volume of product sales, and unfavorable average petrochemical-based raw material costs of approximately $19.0 million. Expenses included in cost of sales related to the implementation of the Company's global manufacturing strategy were $11.1 million in 2007 compared with $3.8 million in 2006.

MARKETING, ADMINISTRATIVE AND DEVELOPMENT EXPENSES

The following table shows the Company's marketing, administrative and development expenses for the three years ended December 31, 2008 (dollars in millions):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Marketing, administrative and development expenses	$755.0	$750.2	$701.1	1%	7%
As a % of net sales	*15.6%*	*16.1%*	*16.2%*		

2008 compared with 2007

Marketing, administrative and development expenses increased $4.8 million in 2008 compared with 2007. These expenses increased due to the following:

- the unfavorable impact of foreign currency translation of $18.9 million;
- additional expenses of $5.4 million in 2008 related to businesses acquired in the second half of 2007;
- an increase in provision for bad debt expense of $5.3 million (substantially all in the fourth quarter of 2008), primarily related to current credit conditions affecting some of the Company's Food Packaging and Protective Packaging customers; and
- additional operating expenses of $3.4 million in 2008 related to the Company's New Ventures businesses, which includes spending related to innovation and new product introductions including spending related to renewable products.

These increases were largely offset by:

- lower management incentive compensation expenses of $22.0 million, of which $14.1 million occurred in the fourth quarter of 2008, resulting from the Company not meeting some of its 2008 financial performance goals; and
- a decrease in information systems expenses of $6.3 million, primarily due to expense control initiatives in 2008.

2007 compared with 2006

Marketing, administrative and development expenses increased $49.1 million in 2007 compared with 2006. This increase was primarily due to:

- the unfavorable impact of foreign currency translation of $27.2 million;
- additional expenses of $6.9 million in 2007 related to innovation and new product introductions including spending related to renewable products;
- additional expenses of $2.8 million in 2007 related to the upgrade of the Company's information technology platforms; and
- additional expenses of $2.6 million in 2007 of incremental expenses related to the new state-of-the-art North American customer service center opened in 2007.

COST REDUCTION AND PRODUCTIVITY PROGRAM AND GLOBAL MANUFACTURING STRATEGY

Cost Reduction and Productivity Program

In 2008, the Company implemented its cost reduction and productivity program. As a result, the Company recorded $65.8 million of pre-tax charges primarily for termination benefits. See below for further details on the restructuring charges related to this program. These charges were included in restructuring and other charges on the consolidated statements of operations. See Note 3, "Business Segment Information," of Notes to Consolidated Financial Statements for restructuring and other charges by the Company's segment reporting structure. The Company expects to incur additional modest costs associated with this program in 2009. The Company expects to achieve annual savings from this program of approximately $50.0 million to $60.0 million beginning in 2009. These savings will appear in both cost of sales and marketing, administrative and development expenses on the consolidated statements of operations.

The restructuring and other charges related to this program consisted of the following:

Termination benefits	$62.7
SFAS No. 88 curtailment charge	1.6
Other associated costs	1.5
Total	$65.8

The components of the restructuring accrual through December 31, 2008 and the accrual balance remaining at December 31, 2008 related to this program were as follows:

Original restructuring accrual	$ 59.9
Additional accrual for termination benefits of $2.9 million and other associated costs of $1.5 million	4.4
Cash payments made during 2008	(18.1)
Effect of changes in foreign currency rates	(2.5)
Restructuring accrual at December 31, 2008	$ 43.7

The Company expects to pay $41.2 million of the accrual balance remaining at December 31, 2008 within the next year. This amount is included in other current liabilities on the consolidated balance sheet at December 31, 2008. The remaining accrual of $2.5 million is expected to be paid in 2010 and is included in other liabilities on the consolidated balance sheet at December 31, 2008.

Global Manufacturing Strategy

The Company's global manufacturing strategy, when fully implemented, will expand production in regions where demand for the Company's products and services has been growing significantly. At the same time, the Company intends to optimize certain manufacturing capacity in North America and Europe into centers of excellence. The goals of this multi-year program are to expand capacity in growing markets, further improve the Company's operating efficiencies, and implement new technologies more effectively. The Company expects this program to produce meaningful savings. By taking advantage of new technologies and streamlining production on a global scale, the Company expects to continue to enhance its profitable growth and its global leadership position.

In July 2006, the Company announced the first phase of this multi-year global manufacturing strategy. At the end of 2008, the construction phase of the program was substantially complete. The capital expenditures and associated costs and related restructuring charges for this strategy in 2008, 2007 and 2006 are included in the table below. The combined capital expenditures and related costs to implement this program are expected to total approximately $220.0 million. The Company has realized approximately $25.0 million in benefits from this program in 2008, and these benefits are expected to increase to annual benefits of $45.0 million in 2009 and to $55.0 million in 2010 and thereafter. The actual timing of future capital expenditures and related costs is subject to change due to a variety of factors that may cause a portion of the spending and resulting benefits to occur in future periods.

	Year Ended December 31,			Cumulative Through
	2008	2007	2006	December 31, 2008
Capital expenditures	$59.5	$58.5	$14.7	$132.7
Associated costs[1]	7.4	11.4	3.8	22.6
Restructuring and other charges[2]	19.3	0.7	11.8	31.8

(1) The associated costs principally include equipment relocation and facility start-up costs, which are primarily included in cost of sales on the consolidated statements of operations. These charges by segment and Other were as follows:

	2008	2007	2006
Food Packaging	$4.0	$10.2	$3.5
Food Solutions	0.6	—	—
Protective Packaging	2.6	0.9	—
Other	0.2	0.3	0.3
Total	$7.4	$11.4	$3.8

(2) The restructuring and other charges were primarily for termination benefits, the majority of which were related to the Food Packaging segment. These charges were included in restructuring and other charges on the consolidated statements of operations. See Note 3, "Business Segment Information," for restructuring and other charges by reportable segment and Other. A reconciliation of the restructuring accrual is included below.

The restructuring and other charges of $19.3 million related to this program in 2008 were primarily related to the Company's decision to close its manufacturing facility in Cedar Rapids, Iowa. This facility's manufacturing operations will be moved to existing Company facilities in North America. The Company plans to complete this project within the second half of 2009, at which time all manufacturing operations at the Cedar Rapids facility will cease. The Company expects to incur additional associated charges in 2009 and 2010. The restructuring charges recorded in connection with this closure consisted of the following:

Termination benefits	$ 8.6
SFAS No. 88 curtailment charge	3.6
Total	$12.2

During 2008, the Company also recorded restructuring and other charges of $7.1 million primarily related to termination benefits incurred in connection with other projects associated with this program.

The components of the restructuring accrual through December 31, 2008 and the accrual balance remaining at December 31, 2008 were as follows:

Restructuring accrual at December 31, 2007	$ 8.2
Additional accrual for termination benefits	13.3
Cash payments during 2008	(6.3)
Effect of changes in foreign currency rates	(0.8)
Restructuring accrual at December 31, 2008	$14.4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

The Company expects to pay $7.5 million of the accrual balance remaining at December 31, 2008 within the next year. This amount is included in other current liabilities on the Company's consolidated balance sheet at December 31, 2008. The remaining accrual of $6.9 million is expected to be paid in 2010 and is included in other liabilities on the Company's consolidated balance sheet at December 31, 2008.

OTHER RESTRUCTURING ACTIVITY

In 2007, the Company recorded $0.9 million of restructuring charges, net, primarily for termination benefits incurred in connection with the Company's consolidation of its customer service activities in North America.

In 2006, the Company recorded $1.1 million of restructuring charges of which $0.6 million related to termination benefits incurred in connection with the Company's consolidation of its Food Packaging customer service activities in Canada and $0.5 million was related to a series of profit improvement plans in various geographic regions for its Food Packaging segment implemented in 2004.

OPERATING PROFIT BY BUSINESS SEGMENT AND OTHER

As previously discussed, management evaluates the performance of each reportable segment based on its operating profit. Operating profit by business segment and other for the three years ended December 31, 2008 was as follows (dollars in millions):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Operating profit:					
Food Packaging	$217.5	$228.2	$214.6	(5)%	6%
As a % of Food Packaging net sales	*11.0%*	*12.1%*	*12.3%*		
As a % of total operating profit(1)	*45.2%*	*41.4%*	*39.8%*		
Food Solutions	$ 80.0	$ 86.1	$ 87.3	(7)%	(1)%
As a % of Food Solutions net sales	*8.1%*	*9.1%*	*10.4%*		
As a % of total operating profit(1)	*16.6%*	*15.6%*	*16.2%*		
Protective Packaging	$169.1	$208.6	$206.7	(19)%	1%
As a % of Protective Packaging net sales	*11.4%*	*13.8%*	*14.0%*		
As a % of total operating profit(1)	*35.1%*	*37.9%*	*38.3%*		
Other	$ 15.0	$ 28.0	$ 30.4	(46)%	(8)%
As a % of Other net sales	*3.7%*	*8.8%*	*11.3%*		
As a % of total operating profit(1)	*3.1%*	*5.1%*	*5.7%*		
Total segments and other	$481.6	$550.9	$539.0	(13)%	2%
As a % of total net sales(1)	*9.9%*	*11.8%*	*12.5%*		
Restructuring and other charges(2)	85.1	1.6	12.9		
Total	$396.5	$549.3	$526.1	(28)%	4%
As a % of total net sales	*8.2%*	*11.8%*	*12.2%*		

(1) Before taking into consideration restructuring and other charges.

(2) The restructuring and other charges by the Company's segment reporting structure were as follows:

	2008	2007	2006
Food Packaging	$46.2	$0.5	$13.0
Food Solutions	15.1	0.1	—
Protective Packaging	18.8	1.0	(0.1)
Other	5.0	—	—
Total	$85.1	$1.6	$12.9

In 2008, the Company implemented a cost reduction and productivity program. The restructuring charges primarily related to termination benefits for this program were $65.8 million in 2008. The remaining $19.3 million of restructuring and other charges in 2008 was related to the Company's global manufacturing strategy. Restructuring and other charges in 2007 were primarily related to termination costs for the consolidation of the Company's customer service activities in North America of $0.8 million and for the global manufacturing strategy of $0.8 million. The restructuring and other charges in 2006 were primarily related to the Company's global manufacturing strategy. See "Cost Reduction and Productivity Program and Global Manufacturing Strategy," above for further discussion.

Food Packaging Segment Operating Profit

2008 compared with 2007

The decrease in operating profit as a percentage of this segment's net sales in 2008 compared with 2007 was primarily due to higher input costs including unfavorable average petrochemical-based raw material costs of approximately $60.0 million and freight and utilities costs of approximately $14.0 million. These items were partially offset by the favorable impact of product price/mix and lower management incentive compensation expenses of approximately $9.0 million, discussed above. Expenses in this segment related to the implementation of the Company's global manufacturing strategy were $4.0 million in 2008 compared with $10.2 million in 2007.

2007 compared with 2006

The decrease in operating profit as a percentage of this segment's net sales in 2007 compared with 2006 was primarily due to higher input costs including unfavorable average petrochemical-based raw material costs of approximately $10.0 million incurred to support the increased volume of product sales and an increase in marketing, administrative and development expenses. Expenses in this segment related to the implementation of the Company's global manufacturing strategy were $10.2 million in 2007 compared with $3.5 million in 2006.

Food Solutions Segment Operating Profit

2008 compared with 2007

The decrease in operating profit as a percentage of this segment's net sales in 2008 compared with 2007 was primarily due to higher input costs, including unfavorable average petrochemical-based raw material costs of approximately $20.0 million and freight and utilities costs of approximately $4.0 million. These items were partially offset by the favorable product price/mix and lower management incentive compensation expenses of approximately $4.0 million, discussed above.

2007 compared with 2006

The decrease in operating profit as a percentage of this segment's net sales in 2007 compared with 2006 was primarily due to the impact of higher marketing, administrative and development expenses discussed above, including expenses related to new product development. This segment experienced higher input costs in 2007 compared with 2006, but this was offset by the improved contribution from increased net sales, including favorable product/mix.

Protective Packaging Segment Operating Profit

2008 compared with 2007

The decrease in operating profit as a percentage of this segment's net sales in 2008 compared with 2007 was primarily due to higher input costs, including unfavorable average petrochemical-based raw material costs of approximately $30.0 million and freight and utilities costs of approximately $5.0 million. Also contributing to this decrease was the decline in unit volume, which was partially offset by the favorable product price/mix and lower management incentive compensation expenses of approximately $7.0 million discussed above.

2007 compared with 2006

This segment's operating profit as a percentage of its net sales in 2007 compared with 2006 remained relatively flat, which was primarily attributable to selling price increases implemented in 2007 and 2006, which helped offset higher input costs, including unfavorable average petrochemical-based raw material costs of approximately $3.0 million, and the impact of higher marketing, administrative and development expenses discussed above.

Other Operating Profit

2008 compared with 2007

The decrease in operating profit as a percentage of Other net sales in 2008 compared with 2007 was primarily due to higher input costs including unfavorable average petrochemical-based raw materials costs of approximately $10.0 million and freight and utilities costs of approximately $10.0 million, which included additional freight costs related to the Ethafoam® foam product lines. These higher input costs were partially offset by favorable product price/mix discussed above. This business's operating profit was also unfavorably impacted by an interim supply and distribution agreement for the Ethafoam® foam product lines. The Company completed the construction of additional capacity in the United States to produce these products prior to the end of this interim agreement. The Company expects margins related to these products to improve in 2009. This business's operating profit was also unfavorably impacted by the additional expenses related to innovation and new product introductions discussed above.

2007 compared to 2006

The decrease in operating profit as a percentage of Other net sales in 2007 compared with 2006 was primarily due to higher marketing, administrative and development expenses discussed above, of which $1.7 million was associated with the Company's majority ownership in Biosphere.

INTEREST EXPENSE

Interest expense includes the stated interest rate on the Company's outstanding debt, as well as the net impact of capitalized interest, the effects of interest rate swaps and the amortization of capitalized senior debt issuance costs, bond discounts, and terminated treasury locks. Interest expense for the three years ended December 31, 2008 was as follows (dollars in millions):

	2008	2007	2006
Interest expense	$ 91.2	$105.6	$114.8
Interest expense on the amount payable pursuant to the Settlement agreement	36.9	35.0	33.2
Total interest expense	$128.1	$140.6	$148.0

2008 compared with 2007

The $12.5 million decrease in interest expense in 2008 compared with 2007 was primarily due to the following:

- a $17.7 million decrease due to the retirement of the Company's 5.375% Senior Notes on their maturity date in April 2008;

partially offset by:

- an increase of $2.0 million due to borrowings under the Company's revolving credit facility in 2008; and
- an increase of $1.9 million as a result of additional expense related to the compounding of interest on the amount payable pursuant to the Settlement agreement.

2007 compared with 2006

The $7.4 million decrease in interest expense in 2007 compared with 2006 was primarily due to the following:

- a $7.2 million decrease due to the retirement of the Company's 5.625% euro notes in July 2006;
- a decrease of $4.3 million related to higher capitalized interest during the construction of capital investment projects in 2007 compared with 2006;

partially offset by:

- an increase of $1.8 million as a result of additional expense related to the compounding of interest on the amount payable pursuant to the Settlement agreement; and
- an increase of $1.2 million due to the impact of higher interest rates on the Company's $300.0 million of outstanding interest rate swaps entered into to effectively convert its 5.375% Senior Notes due April 2008 into floating rate debt.

The Company expects to incur approximately $33.0 million of additional interest expense in 2009 related to its 12.0% Senior Notes. However, assuming the Company does not make the payment under the Settlement agreement in 2009, this additional interest expense is expected to be partially offset by a decrease in interest expense related to lower borrowings under the Company's revolving credit facility and a decrease in costs associated with lower utilization of the Company's accounts receivables securitization program. The net unfavorable impact from the above items in 2009 is expected to be approximately $25.0 million.

GAIN ON SALE OF EQUITY METHOD INVESTMENT

In the first quarter of 2007, the Company sold its 50 percent investment in PolyMask Corporation to its joint venture partner, 3M Company (the "PolyMask transaction"). The joint venture was formed in 1991 between the Company and 3M to produce and sell non-packaging surface protection films. Prior to the sale, the Company accounted for this joint venture under the equity method of accounting. The Company received an aggregate cash amount of $36.0 million for the transaction and other related assets and recorded a pre-tax gain of $35.3 million ($22.4 million after-tax) in the first quarter of 2007. This gain was included in gain on the sale of equity method investment on the consolidated statement of operations. The Company's investment in this joint venture was not material to the Company's consolidated financial position or results of operations.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES

In 2008, the Company recorded $34.0 million of other than temporary impairment charges, of which $20.3 million occurred in the fourth quarter of 2008. These charges were related to the decline in fair market value of its $44.7 million investments in auction rate securities. See Note 5, "Available-for-Sale Investments," of Notes to Consolidated Financial Statements for further discussion of the Company's investments in auction rate securities.

OTHER (EXPENSE) INCOME, NET

The following table provides details of the Company's other income, net (dollars in millions):

	2008	2007	2006
Interest and dividend income	$ 14.1	$19.9	$16.8
Net foreign exchange transaction losses	(16.0)	(6.4)	(4.1)
Settlement agreement and related costs	(1.5)	(0.7)	(1.6)
Advisory expenses incurred prior to ceasing work on an acquisition	—	(7.5)	—
Loss on sale of small product line	—	(6.8)	—
Gain on termination of forward starting interest rate swaps	—	3.7	—
Other, net	(8.7)	9.8	10.9
Other (expense) income, net	$(12.1)	$12.0	$22.0

Interest and dividend income decreased in 2008 compared with 2007 and 2006 primarily due to the use of available cash and cash equivalents to retire the 5.375% Senior Notes on the date of their maturity and lower interest rates paid on the Company's invested cash.

Net foreign exchange transaction losses increased $9.6 million in 2008 compared with 2007 primarily due to the strengthening of the U.S. dollar during the latter part of 2008, particularly against foreign currencies in developing markets.

Other, net, includes the costs associated with the Company's receivables securitization program. These costs primarily relate to the losses on the sale of the undivided ownership interests in 2008, program fees, commitment fees and other associated costs which totaled $3.4 million in 2008. The program and commitment fees and other associated costs were $0.4 million in 2007 and $0.3 million in 2006. There were no costs related to losses on the sale of receivables interests in 2007 and 2006 since the Company did not sell any receivables interests during these years.

INCOME TAXES

The Company's effective income tax rate was 19.1% for 2008, 22.6% for 2007 and 31.5% for 2006. The Company expects an effective income tax rate of approximately 27.7% for 2009.

The Company's income tax provision for the year ended December 31, 2008 included the following benefits:

- $3.6 million due to a change in assertion under Accounting Principles Board Opinion 23, or APB 23, with regard to certain foreign earnings;
- $2.5 million of income tax benefits recognized related to the utilization of loss carryforwards in a foreign jurisdiction for which no benefit had previously been recognized for financial reporting purposes;
- $3.2 million of income tax benefits related to a reduction in the estimated cost of repatriating certain foreign earnings; and
- $6.1 million of income tax benefits related to tax accruals, and related interest, for contingencies that did not materialize primarily due to the expiration of the statutes of limitations.

For 2008, the effective income tax rate was lower than the statutory U.S. federal income tax rate of 35.0% primarily due to the lower net effective income tax rate on foreign earnings, and to a lesser extent, the items noted above.

For 2007, the effective income tax rate was lower than the statutory U.S. federal income tax rate of 35.0% primarily due to the reversal of the tax accruals and related interest and, to a lesser extent, the lower net effective income tax rate on foreign earnings, partially offset by state income taxes.

For 2006, the effective income tax rate was lower than the statutory U.S. federal income tax rate of 35.0% primarily due to the lower net effective income tax rate on foreign earnings, partially offset by the effect of state income taxes.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board, or FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes." As a result of the implementation of FIN 48, the Company recognized no change in the liability for unrecognized tax benefits. See Note 15, "Income Taxes," of Notes to Consolidated Financial Statements for additional information.

LIQUIDITY AND CAPITAL RESOURCES

The discussion that follows contains:

- a description of the Company's material commitments and contingencies;
- a description of the Company's principal sources of liquidity;
- a description of the Company's outstanding indebtedness;
- an analysis of the Company's historical cash flows and changes in working capital;
- a description of the Company's derivative financial instruments; and
- a description of changes in the Company's shareholders' equity.

MATERIAL COMMITMENTS AND CONTINGENCIES

Settlement Agreement and Related Costs

The Company recorded a charge of $850.1 million in the fourth quarter of 2002, of which $512.5 million represents a cash payment that the Company is required to make (subject to the satisfaction of the terms and conditions of the Settlement agreement) upon the effectiveness of a plan of reorganization in the bankruptcy of W. R. Grace & Co. The Company did not use cash in any period with respect to this liability. While confirmation hearings on the PI Settlement Plan are currently scheduled for June and September 2009 (with potential pre-trial conferences currently scheduled in July), the Company does not know whether or when a final plan of reorganization will become effective or whether the final plan will be consistent with the terms of the Settlement agreement. The Company currently expects to fund this payment by using a combination of accumulated cash and future cash flows from operations and funds available under its revolving credit facility or its accounts receivable securitization program, both described below, as well as funds available from the Company's recently issued 12% Senior Notes. The cash payment of $512.5 million accrues interest at a 5.5% annual rate, which is compounded annually, from December 21, 2002 to the date of payment. The Company has recorded this accrued interest in Settlement agreement and related accrued interest on its consolidated balance sheets, and these amounts were $195.3 million at December 31, 2008 and $158.4 million at December 31, 2007.

The information set forth in Note 16, "Commitments and Contingencies," under the caption "Settlement agreement and Related Costs" is incorporated herein by reference.

Cryovac Transaction; Contingencies Related to the Cryovac Transaction

The information set forth in Note 16, "Commitments and Contingencies," of Notes to Consolidated Financial Statements under the captions "Cryovac Transaction" and "Contingencies Related to the Cryovac Transaction" is incorporated herein by reference.

Other Litigation

The information set forth in Note 16, "Commitments and Contingencies," of Notes to Consolidated Financial Statements under the caption "Other Litigation" is incorporated herein by reference.

Contractual Obligations

The following table summarizes the Company's principal contractual obligations and sets forth the amounts of required or contingently required cash outlays in 2009 and future years (amounts in millions):

		Payments Due by Years			
Contractual Obligations	Total	2009	2010–2011	2012–2013	Thereafter
Short-term borrowings	$ 37.6	$ 37.6	$ —	$ —	$ —
Current portion of long-term debt exclusive of debt discounts	151.5	151.5	—	—	—
Long-term debt, exclusive of debt discounts	1,292.1	—	441.4	400.6	450.1
Total debt(1)(2)	1,481.2	189.1	441.4	400.6	450.1
Operating leases	151.0	32.6	48.4	28.3	41.7
Cash portion of the Settlement agreement, including accrued interest at December 31, 2008(3)	707.8	707.8	—	—	—
First quarter 2009 quarterly cash dividend declared	18.9	18.9	—	—	—
Accounts receivable securitization program	80.0	80.0	—	—	—
Other principal contractual obligations	162.3	70.1	87.0	5.2	—
Total contractual cash obligations	$2,601.2	$1,098.5	$576.8	$434.1	$491.8

(1) These amounts include principal maturities (at face value) only. These amounts also include the Company's contractual obligations under capital leases of $5.3 million in 2009, $10.0 million in 2010–2011 and $0.5 million in 2012–2013.

(2) The 2010 period includes the Company's 3% convertible Senior Notes since the holders of these notes have the option to require the Company to repurchase the senior notes on June 30 of 2010, 2013, 2018, 2023 and 2028. See Note 11, "Debt and Credit Facilities," of Notes to Consolidated Financial Statements.

(3) This liability is reflected as a current liability due to the uncertainty of the timing of payment. Interest accrues on this amount at a rate of 5.5% per annum, compounded annually, until it becomes due and payable.

Current Portion of Long-Term Debt and Long-Term Debt The debt shown in the above table excludes unamortized bond discounts as of December 31, 2008 and therefore represents the principal amount of the debt required to be repaid in each period.

Operating Leases The Company is obligated under the terms of various operating leases covering some of the facilities that it occupies and some production equipment. The contractual operating lease obligations listed in the table above represent estimated future minimum annual rental commitments under non-cancelable real and personal property leases as of December 31, 2008.

Cash Portion of the Settlement Agreement The Settlement agreement is described more fully in "Settlement agreement and Related Costs," of Note 16, "Commitments and Contingencies," of Notes to Consolidated Financial Statements.

Other Principal Contractual Obligations Other principal contractual obligations include agreements to purchase an estimated amount of goods, including raw materials, or services, including energy, in the normal course of business that are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased, minimum or variable price provisions and the approximate timing of the purchase.

Liability for Unrecognized Tax Benefits

At December 31, 2008, the Company had liabilities for unrecognized tax benefits and related interest of $5.0 million, which is included in other liabilities on the consolidated balance sheet. At December 31, 2008, the Company cannot reasonably estimate the future period or periods of cash settlement of these liabilities. See Note 15, "Income Taxes," of Notes to Consolidated Financial Statements for further discussion.

Off-Balance Sheet Arrangements

The Company has reviewed its off-balance sheet arrangements and has determined that none of those arrangements have or are reasonably likely to have a material current or future effect on the Company's consolidated financial statements, liquidity, capital expenditures or capital resources. At December 31, 2008, the Company had $80.0 million outstanding under its accounts receivable securitization program. See Note 6, "Accounts Receivable Securitization Program," of Notes to Consolidated Financial Statements for further information.

Interest Payments

The Company currently expects to pay from $95.0 million to $105.0 million of interest payments in 2009, including the impact of the Company's recently issued 12% Senior Notes. The actual interest paid in 2009 may be different from this amount if interest rates change or if the Company repurchases existing indebtedness or incurs indebtedness under its existing lines of credit or otherwise. These 2009 expected interest payments do not reflect payment of any accrued interest related to the Settlement agreement.

Income Tax Payments

The Company currently expects to pay between $85.0 million and $95.0 million in income taxes in 2009, assuming it does not make the Settlement agreement payment in 2009.

Contributions to Defined Benefit Pension Plans

The Company maintains defined benefit pension plans for a limited number of its U.S. employees and for some of its non-U.S. employees. The Company currently expects employer contributions to be approximately $15.0 million to $20.0 million in 2009, primarily due to the decline in fair value of plan assets.

Termination Benefit Payments

In connection with the cost reduction and productivity program and the global manufacturing strategy, the Company currently expects to pay approximately $48.7 million in 2009 and $9.4 million in 2010 related to termination benefits.

Environmental Matters

The Company is subject to loss contingencies resulting from environmental laws and regulations, and it accrues for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money and are not reduced by potential insurance recoveries, if any. The Company does not believe that it is reasonably possible that its liability in excess of the amounts that it has accrued for environmental matters will be material to its consolidated statements of operations, balance sheets or cash flows. The Company reassesses environmental liabilities whenever circumstances become better defined or it can better estimate remediation efforts and their costs. The Company evaluates these liabilities periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) or new sites are assessed and costs can be reasonably estimated, the Company adjusts the recorded accruals, as necessary. The Company believes that these exposures are not material to its consolidated financial position and results of operations. The Company believes that it has adequately reserved for all probable and estimable environmental exposures.

PRINCIPAL SOURCES OF LIQUIDITY

The Company requires cash to fund operating expenses, capital expenditures, interest, taxes and dividends and to pay its debt obligations and other long-term liabilities as they come due. The Company's principal sources of liquidity are cash flows from operations, accumulated cash and amounts available under its existing lines of credit described below, including the revolving credit facility and the ANZ facility, and its accounts receivable securitization program.

As of December 31, 2008, the following material cash obligations will be due or contingently due within the next 18 months (dollars in millions):

6.95% Senior Notes due May 15, 2009	$136.7
Settlement agreement and related accrued interest	707.8
3% Convertible Senior Notes due June 2033	431.3

The holders of the 3% convertible Senior Notes have the option to require the Company to repurchase these notes on June 30, 2010, 2013, 2018, 2023 and 2028, or upon the occurrence of a fundamental change in or a termination of trading of the Company's common stock, at a price equal to 100% of their principal amount, plus accrued and unpaid interest.

With respect to the Settlement agreement and related accrued interest, the Company does not know whether or when a final plan of reorganization for Grace will become effective or whether the final plan will be consistent with the terms of the Settlement agreement. See "Settlement agreement and Related Costs" above for further discussion. Grace's PI Settlement Plan is subject to the satisfaction of a number of conditions. As part of this plan, Grace has included, as a condition to the plan's effectiveness, exit financing in the amount and on terms satisfactory to Grace, adding to the uncertainty as to when the plan might become effective. The Company has considered a variety of options to fund its obligation under the Settlement agreement, depending on when this funding would take place. The Company's existing sources of liquidity are expected to be sufficient to provide for the payment of the Settlement agreement, and the Company will regularly reassess the sufficiency of its funds.

The Company expects to have sufficient liquidity from a combination of available cash and cash equivalents, the net proceeds from the issuance of the 12.0% Senior Notes in February 2009 and, subject to availability, funds from the Company's committed lines of credit, including its revolving credit facility and the ANZ facility, and its accounts receivable securitization program to retire the remaining outstanding balance of the 6.95% Senior Notes in May 2009. Similarly, the Company expects to have sufficient liquidity from cash provided by operating activities and from the revolving credit facility to retire its 3% Convertible Senior Notes in June 2010 if the holders exercise their put option.

Depending on the timing of the above contingent events, the Company's actual amount of cash flow provided by operations and the availability of funds under the Company's existing lines of credit and the accounts receivable securitization program, the Company may need to raise additional funds from external sources. These funds would be sought at market terms and conditions and could include a combination of short and medium term debt as well as equity offerings. However, there is no assurance as to the future cost or availability of external funds, and the Company may experience difficulty obtaining external funding and could incur increased financing costs.

Cash tax benefits resulting from the payment made under the Settlement agreement are expected to increase the cash available to repay any borrowings made to fund the Settlement agreement. These tax benefits, which are recorded as a deferred tax asset, are anticipated to provide approximately $300.0 million of future cash tax benefits from the time the payment under the Settlement agreement is made. However, the amount of future cash tax benefits could vary, depending on the value of the Company's common stock and the Company's tax situation at that time.

Lines of Credit

The following table summarizes the Company's available lines of credit and committed and uncommitted lines of credit, including the revolving credit facility and the ANZ facility discussed below, at December 31, 2008 and 2007:

	December 31,	
	2008	2007
Used lines of credit	$ 46.7	$ 46.4
Unused lines of credit	773.4	823.8
Total available lines of credit	$820.1	$870.2
Available lines of credit—committed	$588.8	$646.0
Available lines of credit—uncommitted	231.3	224.2
Total available lines of credit	$820.1	$870.2

The Company's principal credit lines were committed and consisted of the revolving credit facility and the ANZ facility. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

The Revolving Credit Facility The revolving credit facility is available for general corporate purposes, including the payment of amounts required to be paid upon the effectiveness of the Settlement agreement. The Company may re-borrow amounts repaid under the revolving credit facility from time to time prior to the expiration or earlier termination of the revolving credit facility. The Company's obligations under the revolving credit facility bear interest at floating rates, which are generally determined by adding the applicable borrowing margin to the base rate or the interbank rate for the relevant currency and time period. The revolving credit facility provides for changes in borrowing margins based on the Company's long-term senior unsecured debt ratings. The facility has an expiration date of July 26, 2012.

The terms include a requirement that, upon the occurrence of specified events that would adversely affect the Settlement agreement or would materially increase the Company's liability in respect of the Grace bankruptcy or the asbestos liability arising from the Cryovac transaction, the Company would be required to repay any amounts outstanding under the revolving credit facility, or refinance the facility, within 60 days. See "Settlement agreement and Related Costs" and "Cryovac Transaction" and "Contingencies Related to the Cryovac Transaction," of Note 16, "Commitments and Contingencies," of Notes to Consolidated Financial Statements for further discussion.

The revolving credit facility commitments include $28.0 million provided by Lehman Commercial Paper Inc., a subsidiary of Lehman Brothers Holdings Inc. As a result of the bankruptcy filing of Lehman Brothers Holdings Inc. and certain of its subsidiaries in September 2008, Lehman Commercial Paper Inc. is no longer funding borrowing requests under the revolving credit facility. At December 31, 2008, the total amount available under the revolving credit facility was approximately $472.0 million.

On December 12, 2008, the parties to the revolving credit facility entered into an amendment that modified some definitions and calculations of the financial covenants in the revolving credit facility, including changes to the definition of earnings before interest, taxes, depreciation and amortization. In addition, while the current total amount available for borrowing under the revolving credit facility is approximately $472.0 million, the amendment also provides a mechanism to increase the total facility size to a maximum of $750.0 million. This does not represent a commitment by the lenders to increase the facility size; rather, it provides the Company with a simplified method of requesting an increase at a later date if desired and market conditions permit. This mechanism is not included in the available lines of credit table above.

This amendment provided for up-front fees for timely agreement to the amendment, increased facility fees, and increased drawn pricing. Facility fees are payable at the rate of 0.20% per annum on the total amounts available under the revolving credit facility. The revolving credit facility provides for changes in facility fees based on the Company's long-term senior unsecured debt ratings. Also, this amendment provides for springing subsidiary guarantees if the Company's long-term senior unsecured debt ratings by both Moody's and Standard & Poor's fall below investment grade.

See Note 11, "Debt and Credit Facilities," of Notes to Consolidated Financial Statements for further information on the revolving credit facility.

ANZ Facility The Company has a 170.0 million Australian dollar, dual-currency revolving credit facility, known as the ANZ facility, equivalent to U.S. $116.8 million at December 31, 2008, due March 2010. A syndicate of banks made this facility available to a group of the Company's Australian and New Zealand subsidiaries for general corporate purposes, including refinancing of previously outstanding indebtedness. The Company may re-borrow amounts repaid under the ANZ facility from time to time prior to the expiration or earlier termination of the facility. The Company plans to renew or replace the ANZ credit facility prior to its expiration date. However, there is no assurance that the syndicate of banks will renew or replace this facility. As of December 31, 2008, the Company had an outstanding balance of 9.4 million Australian dollars, which was equivalent to U.S. $6.5 million.

Other Lines of Credit

Substantially all of the Company's short-term borrowings of $37.6 million at December 31, 2008 and $36.5 million at December 31, 2007 were outstanding under lines of credit available to several of the Company's foreign subsidiaries. The weighted average interest rate on these outstanding lines of credit was 11.2% at December 31, 2008 and 11.0% at December 31, 2007. Amounts available under these credit lines were $222.2 million ($191.1 million unused) at December 31, 2008 and $214.2 million ($177.8 million unused) at December 31, 2007.

Accounts Receivable Securitization Program

The Company and a group of its U.S. subsidiaries maintain an accounts receivable securitization program with a bank and an issuer of commercial paper administered by the bank. In December 2007, the maximum purchase limit for receivables interests was increased from $125.0 million to $135.0 million and the program expiration date was extended to December 2, 2012. In December 2008, the parties amended the program to increase the maximum purchase limit for receivables interests from $135.0 million to $160.0 million. The amounts available from time to time under the program may be less than $160.0 million subject to the level of the eligible assets included in the U.S. accounts receivable portfolio. The level of eligible assets can be impacted by a number of factors, including but not limited to the Company's net sales, the creditworthiness of the underlying customers' accounts receivable balances and the Company's receivables collection experience.

The program includes a bank financing commitment that must be renewed annually prior to the expiration date. The bank financing commitment is scheduled to expire on December 4, 2009. The Company plans to seek an additional 364 day renewal of the bank financing commitment prior to its expiration but the bank is not obligated to renew the bank financing commitment.

From time to time during 2008, the Company utilized the program and sold eligible U.S. accounts receivables to its indirectly wholly-owned subsidiary SA Funding. which in turn sold undivided ownership interests in receivables under the program to an unaffiliated buyer, and these amounts were removed from the assets reflected on the Company's consolidated balance sheet at the time of the sales. At December 31, 2008, the Company had $80.0 million outstanding under the program.

SA Funding did not sell any receivables interests under the program during 2007. Therefore, the Company did not remove any related amounts from the assets reflected on the Company's consolidated balance sheet at December 31, 2007.

See Note 6, "Accounts Receivable Securitization Program," of Notes to Consolidated Financial Statements for additional information concerning this program.

Covenants

At December 31, 2008, the Company was in compliance with its financial covenants and limitations, as discussed in "Covenants," of Note 11, "Debt and Credit Facilities," of Notes to Consolidated Financial Statements.

Debt Ratings

The Company's cost of capital and ability to obtain external financing may be affected by its debt ratings, which the credit rating agencies review periodically. In January 2009, Standard & Poor's revised the Company's long-term senior unsecured debt rating from BBB– to BB+ and revised the outlook to stable. The revised rating is considered below investment grade. The Company's long-term senior unsecured debt rating is currently rated Baa3 (negative outlook) by Moody's Investors Service, Inc. This rating is considered investment grade. If the Company's credit ratings are further downgraded, there could be a negative impact on the Company's ability to access capital markets and borrowing costs could increase. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

OUTSTANDING INDEBTEDNESS

At December 31, 2008 and 2007, the Company's total debt outstanding consisted of the amounts set forth in the following table (dollars in millions). See Note 11, "Debt and Credit Facilities," of Notes to Consolidated Financial Statements for further information on the Company's debt.

	December 31,	
	2008	2007
Short-term borrowings	$ 37.6	$ 36.5
Current portion of long-term debt	151.5	303.7
Total current debt	189.1	340.2
Total long-term debt, less current portion	1,289.9	1,531.6
Total debt	$1,479.0	$1,871.8

ANALYSIS OF HISTORICAL CASH FLOW

The following table summarizes the Company's changes in cash flows for the three years ended December 31, 2008 (dollars in millions):

	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Net cash provided by operating activities	$ 404.4	$ 378.1	$ 432.9	7%	(13)%
Net cash used in investing activities	(176.7)	(274.1)	(202.5)	(35)%	35%
Net cash used in financing activities	(562.9)	(59.5)	(350.0)	#	(83)%

# Denotes a variance greater than 100.0%

Net Cash Provided by Operating Activities

2008 compared with 2007

The $26.3 million increase in cash provided by operating activities was primarily due to the following factors:

- an increase in other current liabilities of $113.9 million in 2008, primarily due to the following:
  - a decrease in cash used for income taxes payable of $93.4 million in 2008. Income tax payments were $90.7 million in 2008 compared with $201.8 million in 2007. The decrease in income tax payments in 2008 primarily resulted from lower estimated taxable income for 2008; and
  - an increase in accrued restructuring costs of $43.6 million in 2008, primarily reflecting additional net accrued termination costs recorded in connection with the Company's cost reduction program and, to a lesser extent, its global manufacturing strategy in 2008;

partially offset by:

- a decrease in accrued payroll of $23.0 million in 2008, primarily reflecting lower management incentive compensation in 2008; and
- the utilization of $80.0 million available to the Company under its accounts receivable securitization program in 2008 as discussed above.

These items were partially offset by:

- a decrease in net earnings adjusted for non-cash items of $118.0 million in 2008; and
- an increase in cash used for accounts payable of $45.6 million in 2008, primarily due to the timing of payments.

2007 compared with 2006

The $54.8 million decrease in cash provided from operating activities was primarily due to the following factors:

- a decrease in cash generated from receivables, net, of $13.5 million primarily due to the increase in international net sales and the generally longer trade payment cycles outside the U.S. The decrease in cash generated from receivables was also due to an increase of $8.6 million for value-added-tax receivables related to the Company's international business;
- an increase in cash used for inventory of $15.7 million primarily due to higher inventory levels to support international sales growth; and
- an increase in cash used for other current liabilities of $77.7 million, primarily due to $49.2 million of cash used for income tax payments. Income tax payments were $201.8 million in 2007 compared with $152.6 million in 2006;

partially offset by:

- an increase in net earnings adjusted for non-cash activity of $67.7 million.

Net Cash Used in Investing Activities

2008 compared with 2007

The $97.4 million decrease in cash used for investing activities was primarily due to the following:

- a decrease in cash used for acquisitions of $73.3 million in 2008. See Note 20, "Acquisitions and Divestiture," of Notes to Consolidated Financial Statements for further details of the Company's acquisitions in 2008 and 2007; and
- a decrease of $30.1 million in capital expenditures in 2008, primarily due to the timing of the completion of some new capacity projects in 2008.

These items were partially offset by cash received of $36.0 million in 2007 from the PolyMask transaction.

The Company expects to continue to invest capital as it deems appropriate to expand its business, to maintain or replace depreciating property, plant and equipment, to acquire new manufacturing technology and to improve productivity. Taking into account a reduction of capital expenditures in 2009 for the Company's global manufacturing strategy, as the Company has substantially completed the construction phase associated with this program in 2008 with the completion of three new plants in emerging markets regions, the Company expects total capital expenditures in 2009 to be in the range of $100.0 million to $125.0 million. This projected range is comparable to the level of capital expenditures incurred prior to implementing the Company's global manufacturing strategy in 2006. This projection is based upon the Company's capital expenditure budget for 2009, the status of approved but not yet completed capital projects, anticipated future projects including the implementation of the Company's global manufacturing strategy and historic spending trends.

2007 compared with 2006

The $71.6 million increase in cash used for investing activities was primarily due to the following:

- an increase of $42.9 million in capital expenditures in 2007. Capital expenditures were $210.8 million in 2007, which included $58.5 million related to the Company's global manufacturing strategy. Capital expenditures were $167.9 million in 2006, which included $14.2 million related to the Company's global manufacturing strategy;

- $43.3 million of cash used for acquisitions of intangible assets primarily consisting of certain assets relating to polyethylene foam product lines;
- an increase in net purchases of available-for-sale securities of $20.9 million in 2007; and
- an increase of $7.2 million of cash used in other investing activities, primarily due to the Company's investment in the Teknik Plastik joint venture in September 2007;

partially offset by:

- $36.0 million of cash received in 2007 from the PolyMask transaction; and
- a reduction in cash used for businesses acquired of $20.4 million in 2007, primarily due to the Company using an aggregate of $32.9 million of cash to acquire Alga Plastics in August 2007 and Pack Tiger in January 2007 and $51.7 million of cash to acquire Nelipak in January 2006 and Entapack in July 2006.

Net Cash Used in Financing Activities

2008 compared with 2007

The $503.4 million increase in cash used for financing activities was primarily due to the following:

- an increase in net long-term debt repayments of $389.9 million in 2008, primarily due to the retirement of the Company's 5.375% Senior Notes with a face value of $300.0 million in April 2008 and the purchase of $90.6 million in aggregate principal amount of the 6.95% Senior Notes, discussed above;
- an increase in cash used for the repurchase of the Company's common stock of $88.3 million in 2008, as discussed below; and
- an increase in cash used for the payment of common stock dividends of $11.8 million in 2008, primarily due to the increase in dividends paid per common share in 2008.

2007 compared with 2006

The $290.5 million decrease in cash used for financing activities was primarily due to the following:

- net debt proceeds of $11.4 million in 2007 compared with net debt repayments of $251.8 million in 2006. Net debt proceeds in 2007 include net proceeds from short-term borrowings of $15.8 million, partially offset by the net repayment of $4.4 million of long-term debt. The net debt repayments in 2006 primarily consist of $251.7 million due to the retirement of the 5.625% euro notes in July 2006 and repayment of $8.0 million of the debt assumed in the Nelipak acquisition, partially offset by net proceeds from long-term debt of $23.6 million; and
- a decrease in cash used in 2007 for the repurchase of the Company's common stock, as discussed below;

partially offset by:

- higher cash payments for dividends on the Company's common stock of $16.0 million in 2007 compared with 2006, primarily due to the increase in the cash dividend per common share in 2007.

Repurchases of Capital Stock

During 2008, the Company repurchased 4,024,400 shares of its common stock, par value $0.10 per share, in open market purchases at a cost of $95.1 million. The average price per share of these common stock repurchases was $23.64. During 2007, the Company repurchased 216,000 shares of its common stock in open market purchases at a cost of $6.8 million. The average price per share of these common stock repurchases was $31.58. In 2006, the Company repurchased 2,098,400 shares of its common stock, par value $0.10 per share, in open market purchases at a cost of $52.4 million. All repurchases have been adjusted for the two-for-one stock split in March 2007.

The Company made the share repurchases in 2008 under the share repurchase program adopted by the Company's Board of Directors in August 2007. The Board of Directors authorized the Company to repurchase in the aggregate up to 20 million shares of its issued and outstanding common stock. This program replaced the Company's prior share repurchase program, which was terminated in August 2007. The new program has no set expiration date, and the Company may from time to time continue to repurchase its common stock. See Item 5, "Issuer Purchases of Equity Securities," for further information on the share repurchase program.

The 2007 and 2006 share repurchases were made under the Company's prior share repurchase program.

CHANGES IN WORKING CAPITAL

At December 31, 2008, working capital (current assets less current liabilities) was $50.5 million compared with $194.5 million at December 31, 2007. The $144.0 million decrease in the Company's working capital during 2008 resulted primarily from the following:

- a decrease in cash and cash equivalents of $301.4 million in 2008. See "Analysis of Historical Cash Flows" above for a discussion of major factors that contributed to this decrease;

- a decrease in receivables, net, of $107.0 million, primarily due to the sale of undivided ownership interests of $80.0 million under the Company's accounts receivable securitization program and the effect of foreign currency translation of $58.4 million. These items were partially offset by higher receivables balances in North America;
- an increase in accrued restructuring costs of $42.5 million related to the termination benefits incurred in connection with the Company's cost reduction and productivity program and global manufacturing strategy; and
- an increase in accrued interest related to the Settlement agreement of $36.9 million.

The items above were partially offset by the following items:

- a decrease in current portion of long-term debt of $152.2 million in 2008. This decrease was primarily due to the following:
  - the retirement of the Company's 5.375% Senior Notes with a face value of $300.0 million in April 2008;
  - the repurchase of $90.6 million of the Company's 6.95% Senior Notes in a cash tender offer in December 2008, offset by the reclassification of the Company's 6.95% Senior Notes with a face value of $227.3 million, prior to the repurchase, from long-term debt;
- an increase in current deferred tax assets of $118.1 million, primarily reflecting the reclassification of a portion of the Company's deferred tax asset related to the Settlement agreement from non-current deferred tax assets. This reclassification primarily represents the tax benefit that the Company would expect to receive for the carryback of the net operating loss that would be generated assuming the Settlement agreement payment is made in 2009;
- a decrease in accrued salaries, wages and related costs of $30.4 million, primarily due to the reduction in management incentive compensation discussed above.

Current and Quick Ratios

The ratio of current assets to current liabilities, known as the current ratio, was 1.0 at December 31, 2008 and 1.1 at December 31, 2007. The ratio of current assets less inventory to current liabilities, known as the quick ratio, was 0.7 at December 31, 2008 and 0.8 at December 31, 2007.

DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

The information set forth in Note 12, "Derivatives and Hedging Activities," of Notes to Consolidated Financial Statements under the caption "Interest Rate Swaps" is incorporated herein by reference.

Foreign Currency Forward Contracts

At December 31, 2008, the Company was party to foreign currency forward contracts, which did not have a significant impact on the Company's liquidity.

The information set forth in Note 12, "Derivatives and Hedging Activities," of Notes to Consolidated Financial Statements under the caption "Foreign Currency Forward Contracts" is incorporated herein by reference.

For further discussion about these contracts and other financial instruments, see "Quantitative and Qualitative Disclosures About Market Risk."

SHAREHOLDERS' EQUITY

The Company's shareholders' equity was $1,924.6 million at December 31, 2008 and $2,019.6 million at December 31, 2007. Shareholders' equity decreased $95.0 million, or 4.7%, in 2008 compared with 2007 primarily due to the following:

- negative foreign currency translation of $118.4 million in 2008;
- repurchases of common stock at a cost of $95.1 million in 2008; and
- dividends paid on common stock of $76.4 million in 2008;

partially offset by:

- net earnings of $179.9 million in 2008; and
- the amortization of deferred compensation of $16.1 million related to the Company's contingent stock plan.

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS, ACCOUNTING GUIDANCE AND DISCLOSURE REQUIREMENTS

The Company is subject to numerous recently issued statements of financial accounting standards, accounting guidance and disclosure requirements. Note 2, "Summary of Significant Accounting Policies and Recent Accounting Pronouncements," of Notes to Consolidated Financial Statements describes these new accounting pronouncements and the Company's application of the provisions of Staff Accounting Bulletin No. 108 and is incorporated herein by reference.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its consolidated financial position and results of operations are based upon its consolidated financial statements, which are prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Estimates and assumptions are evaluated on an ongoing basis and are based on all available evidence, including historical experience and other factors believed to be reasonable under the circumstances. To derive these estimates and assumptions, management draws from those available sources that can best contribute to its efforts. These sources include the Company's officers and other employees, outside consultants and legal counsel, experts and actuaries. In addition, the Company uses internally generated reports and statistics, such as aging of accounts receivable, as well as outside sources such as government statistics, industry reports and third-party research studies. The results of these estimates and assumptions may form the basis of the carrying value of assets and liabilities and may not be readily apparent from other sources. Actual results may differ from estimates under conditions and circumstances different from those assumed, and any such differences may be material to the Company's consolidated financial statements.

The Company believes the following accounting policies are critical to its business operations and the understanding of its consolidated results of operations and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. The critical accounting policies discussed below should be read together with the Company's significant accounting policies set forth in "Recent Accounting Pronouncements," of Note 2, "Summary of Significant Accounting Policies and Recent Accounting Pronouncements," of Notes to Consolidated Financial Statements.

Accounts Receivable and Allowance for Doubtful Accounts In the normal course of business, the Company extends credit to its customers if they satisfy pre-defined credit criteria. The Company maintains an accounts receivable allowance for estimated losses resulting from the failure of its customers to make required payments. An additional allowance may be required if the financial condition of the Company's customers deteriorates. The allowance for doubtful accounts is maintained at a level that management assesses to be appropriate to absorb estimated losses in the accounts receivable portfolio. The allowance for doubtful accounts is reviewed quarterly, and changes to the allowance are made through the provision for bad debts, which is included in marketing, administrative and development expenses on the Company's consolidated statements of operations. These changes may reflect changes in economic, business and market conditions. The allowance is increased by the provision for bad debts and decreased by the amount of charge-offs, net of recoveries.

The provision for bad debts charged against operating results is based on several factors including, but not limited to, a regular assessment of the collectibility of specific customer balances, the length of time a receivable is past due and the Company's historical experience with its customers. In circumstances where a specific customer's inability to meet its financial obligations is known, the Company records a specific provision for bad debt against amounts due thereby reducing the receivable to the amount the Company reasonably assesses will be collected. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay, the Company's estimates of recoverability could be reduced by a material amount.

Commitments and Contingencies—Litigation On an ongoing basis, the Company assesses the potential liabilities and costs related to any lawsuits or claims brought against it. The Company accrues a liability when it believes a loss is probable and when the amount of loss can be reasonably estimated. Litigation proceedings are evaluated on a case-by-case basis considering the available information, including that received from internal and outside legal counsel, to assess potential outcomes. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Company uses its best judgment to determine if it is probable that it will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, the Company considers insurance recoveries, if any. The Company expenses legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred. The Company has in the past adjusted existing accruals as proceedings have continued, been settled or otherwise provided further information on which the Company could review the likelihood of outflows of resources and their measurability, and the Company expects to do so in future periods. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Company has previously made.

Impairment of Long-Lived Assets The determination of the value of long-lived assets requires management to make assumptions and estimates that affect the Company's consolidated financial statements. The Company periodically reviews long-lived assets, other than goodwill, for impairment whenever there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Assumptions and estimates used in the determination of impairment losses, such as future cash flows, which are based on operational performance, market conditions and other factors, and disposition costs, may affect the carrying value of long-lived assets and result in possible impairment expense in the Company's consolidated financial statements. As assumptions and estimates change in the future, the Company may be required to record an impairment charge.

Goodwill In accordance with SFAS No. 142, goodwill is reviewed for possible impairment at least annually during the fourth quarter of each fiscal year. A review of goodwill may be initiated prior to or after conducting the annual analysis if events or changes in circumstances indicate that the carrying value of goodwill may potentially be no longer recoverable. The Company uses a fair value approach to test goodwill for impairment. The Company must recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The Company derives an estimate of fair values for each of the Company's reporting units using a combination of an income approach and two market approaches, each based on an applicable weighting. The Company assesses the applicable weighting based on such factors as current market conditions and the quality and reliability of the data. Absent an indication of fair value from a potential buyer or similar specific transactions, the Company believes that the use of these methods provides a reasonable estimate of a reporting unit's fair value. Fair value computed by these methods is arrived at using a number of factors, including projected future operating results, anticipated future cash flows, comparable marketplace data within a consistent industry grouping, and the cost of capital. There are inherent uncertainties, however, related to these factors and to the Company's judgment in applying them to this analysis. Nonetheless, the Company believes that the combination of these methods provides a reasonable approach to estimate the fair value of the Company's reporting units. Assumptions for sales, earnings and cash flows for each reporting unit were consistent among these methods.

The income approach is based upon the present value of expected cash flows. Expected cash flows are converted to present value using factors that consider the timing and risk of the future cash flows. The estimate of cash flows used is prepared on an unleveraged debt-free basis. The discount rate reflects a market-derived weighted average cost of capital. The Company believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating and cash flow performance. The projections are based upon the Company's best estimates of projected economic and market conditions over the related period including growth rates, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital.

The Company uses two market approaches. The first market approach estimates the fair value of the reporting unit by applying EBITDA multiples to the reporting unit's operating performance. The EBITDA multiples are derived from comparable publicly-traded companies with similar investment characteristics to the reporting unit. The Company believes that this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to its reporting units and the Company. The second market approach is based on the publicly traded common shares of the Company and the estimate of fair value of the reporting unit is based on the applicable EBITDA multiples of the Company. The key estimates and assumptions that are used to determine fair value under the two market approaches include trailing and future 12-month EBITDA results, as applicable. Under both market approaches, a control premium is applied to the calculated equity values to adjust the public trading value upward for a 100% ownership interest, where applicable.

See Note 9, "Goodwill and Identifiable Intangible Assets," of Notes to Consolidated Financial Statements for details of the Company's goodwill balance and the goodwill review performed in 2008 and other related information.

Self-Insurance The Company retains the obligation for specified claims and losses related to property, casualty, workers' compensation and employee benefit claims. The Company accrues for outstanding reported claims and claims that have been incurred but not reported based upon management's estimates of the aggregate liability for retained losses using historical experience, insurance company estimates and the estimated trends in claim values. The Company's estimates include management's and independent insurance companies' assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.

Pensions The Company maintains a non-contributory profit sharing plan and a contributory thrift and retirement savings plan in which most U.S. employees of the Company are eligible to participate. For a limited number of its U.S. employees and for some of its international employees, the Company maintains defined benefit pension plans. The Company accounts for these pension plans in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under this accounting standard, the Company makes assumptions regarding the valuation of projected benefit obligations and the performance of plan assets.

The projected benefit obligation and the net periodic benefit cost are based on third-party actuarial assumptions and estimates that are reviewed by management on an annual basis. The principal assumptions concern the discount rate used to measure the projected benefit obligation, the expected future rate of return on plan assets and the expected rate of future compensation increases. The Company revises these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits. In determining the discount rate, the Company utilizes market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees. The expected long-term rate of return on plan assets is determined by taking into consideration the weighted-average expected return on the Company's asset allocation, asset return data, historical return data, and the economic environment. The Company believes these considerations provide the basis for reasonable assumptions of the expected long-term rate of return on plan assets. The rate of compensation increase is based on the Company's long-term plans for such increases. The measurement date used to determine the benefit obligation and plan assets is December 31. At December 31, 2008, the projected benefit obligation for U.S. pension plans was $53.9 million and the net periodic benefit cost for the year ended December 31, 2008 was $2.9 million. At December 31, 2008, the projected benefit obligation for international pension plans was $237.8 million and the net periodic benefit cost for the year ended December 31, 2008 was $14.1 million.

In general, material changes to the principal assumptions could have a material impact on the costs and liabilities recorded under SFAS No. 158. A 25 basis point change in the assumed discount rate and a 100 basis point change in the expected long-term rate of return on plan assets would have resulted in the following increases (decreases) on the projected benefit obligation at December 31, 2008 and the expected net periodic benefit cost for the year ended December 31, 2009 (in millions).

	25 Basis Point Increase	25 Basis Point Decrease
United States		
Discount Rate		
Effect on 2008 projected benefit obligation	$(1.7)	$1.8
Effect on 2009 expected net periodic benefit cost	(0.1)	0.1
	100 Basis Point Increase	**100 Basis Point Decrease**
Return on Assets		
Effect on 2009 expected net periodic benefit cost	$(0.3)	$0.3
	25 Basis Point Increase	**25 Basis Point Decrease**
International		
Discount Rate		
Effect on 2008 projected benefit obligation	$(7.7)	$8.1
Effect on 2009 expected net periodic benefit cost	(1.1)	0.8
	100 Basis Point Increase	**100 Basis Point Decrease**
Return on Assets		
Effect on 2009 expected net periodic benefit cost	$(1.6)	$1.6

Income Taxes Estimates and judgments are required in the calculation of tax liabilities and in the determination of the recoverability of deferred tax assets. The Company's deferred tax assets arise from net deductible temporary differences and tax benefit carryforwards. The Company evaluates whether its taxable earnings during the periods when the temporary differences giving rise to deferred tax assets become deductible or when tax benefit carryforwards may be utilized should be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration dates of tax benefit carryforwards or the projected taxable earnings indicate that realization is not likely, the Company provides a valuation allowance.

In assessing the need for a valuation allowance, the Company estimates future taxable earnings, with consideration for the feasibility of ongoing tax planning strategies and the realizability of tax benefit carryforwards and past operating results, to determine which deferred tax assets are more likely than not to be realized in the future. Changes to tax laws, statutory tax rates and future taxable earnings can have an impact on valuation allowances related to deferred tax assets. In the event that actual results differ from these estimates in future periods, the Company may need to adjust the valuation allowance, which could have a material impact on the Company's consolidated financial statements.

In calculating its worldwide provision for income taxes, the Company also evaluates its tax positions for years where the statutes of limitations have not expired. Based on this review, the Company may establish reserves for additional taxes and interest that could be assessed upon examination by relevant tax authorities. The Company adjusts these reserves in light of changing facts and circumstances, including the results of tax audits and changes in tax law. If the payment of additional taxes and interest ultimately proves unnecessary, the reversal of the reserves would result in tax benefits being recognized in the period when the Company determines the reserves are no longer necessary. If an estimate of tax reserves proves to be less than the ultimate assessment, a further charge to income tax provision would result. These adjustments to reserves and related expenses could materially affect the Company's consolidated financial statements.

On January 1, 2007, the Company adopted the provisions of FIN 48. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. See Note 15, "Income Taxes," of Notes to Consolidated Financial Statements for further discussion.

SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED, IN MILLIONS, EXCEPT SHARE DATA)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$1,177.4	$1,278.8	$1,219.0	$1,168.3
Gross profit	305.1	330.2	293.7	307.6
Net earnings	60.8	62.6	9.2	47.3
Basic net earnings per common share	$ 0.38	$ 0.40	$ 0.06	$ 0.30
Diluted net earnings per common share	$ 0.33	$ 0.34	$ 0.05	$ 0.26

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$1,094.7	$1,145.4	$1,160.9	$1,250.2
Gross profit	314.2	323.3	320.1	343.5
Net earnings	127.0	73.9	72.4	79.7
Basic net earnings per common share	$ 0.79	$ 0.46	$ 0.45	$ 0.50
Diluted net earnings per common share	$ 0.67	$ 0.40	$ 0.39	$ 0.43

NON-GAAP INFORMATION

The Company's management from time to time presents information that does not conform to U.S. GAAP, including changes in net sales excluding the effects of foreign currency translation, the net impact of a business acquisition in 2008 and certain sales related to acquisitions. The Company's management uses changes in net sales excluding the items above to measure the performance of the Company's operations and to aid in the comparison of results. Thus, management believes that this information may be useful to investors. Such measures are also among the criteria upon which performance-based compensation may be determined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices, which may adversely affect its consolidated financial position and results of operations. The Company seeks to minimize these risks through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

INTEREST RATES

From time to time, the Company may use interest rate swaps, collars or options to manage its exposure to fluctuations in interest rates.

The Company's interest rate swaps are described in Note 12, "Derivatives and Hedging Activities," of Notes to Consolidated Financial Statements, which is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Financial Instruments—Interest Rate Swaps." Such information is incorporated herein by reference.

At December 31, 2008 and 2007, the Company had no interest rate collars or options outstanding. The Company had no interest rate swaps outstanding at December 31, 2008.

The carrying value of the Company's total debt, which includes the impact of outstanding interest rate swaps in 2007, was $1,479.0 million at December 31, 2008 and $1,871.8 million at December 31, 2007. The Company's fixed rate debt, including the impact of interest rate swaps in 2007, was $1,430.9 million at December 31, 2008 and $1,526.1 million at December 31, 2007. The fair value of the Company's fixed rate debt varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total debt, including the impact of outstanding interest rate swaps in 2007, was $1,204.8 million at December 31, 2008 compared with $1,818.4 million at December 31, 2007. A hypothetical 10% decrease in interest rates would result in an increase of $74.1 million in the fair value of the total debt balance at December 31, 2008. These changes in the fair value of the Company's fixed rate debt do not alter the Company's obligations to repay the outstanding principal amount of such debt.

See Note 13, "Fair Value Measurements and Financial Instruments," of Notes to Consolidated Financial Statements for details of the methodology and inputs used to determine the fair value of the Company's fixed rate debt in accordance with SFAS No. 157, "Fair Value Measurements."

FOREIGN EXCHANGE RATES

The Company uses foreign currency forward contracts to fix the amount payable on transactions denominated in foreign currencies. A hypothetical 10% adverse change in foreign exchange rates at December 31, 2008 would have caused the Company to pay approximately $37.2 million to terminate these contracts.

The Company's foreign currency forward contracts are described in Note 12, "Derivatives and Hedging Activities," of Notes to Consolidated Financial Statements, which is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative Financial Instruments—Foreign Currency Forward Contracts." Such information is incorporated herein by reference.

The Company may use other derivative instruments from time to time, such as foreign exchange options to manage exposure due to foreign exchange rates and interest rate and currency swaps related to access to additional sources of international financing. These instruments can potentially limit foreign exchange exposure and limit or adjust interest rate exposure by swapping borrowings denominated in one currency for borrowings denominated in another currency. At December 31, 2008 and 2007, the Company had no foreign exchange options or interest rate and currency swap agreements outstanding.

The Company's outstanding debt is generally denominated in the functional currency of the borrowing subsidiary. The Company believes that this enables it to better match operating cash flows with debt service requirements and to better match the currency of assets and liabilities. The amount of outstanding debt denominated in a functional currency other than the U.S. dollar was $48.5 million at December 31, 2008 and $49.2 million at December 31, 2007.

AVAILABLE-FOR-SALE INVESTMENTS

The Company's available-for-sale investments, consisting of auction rate securities at December 31, 2008 and 2007, are exposed to market risk related to changes in conditions in the U.S. financial markets and in the financial condition of the issuers of these securities. The Company's investment in auction rate securities at December 31, 2008 and 2007 had an original cost of $44.7 million.

These auction rate securities consisted of two contingent capital securities that were converted into perpetual preferred stock of Ambac Assurance Corporation ("AMBAC"), the issuer, in December 2008, and three debt instruments individually issued by Primus Financial Products LLC (maturity date 2021), River Lake Insurance Company, a wholly-owned subsidiary of Genworth Financial, Inc. (maturity date 2033) and Ballantyne Re Plc (maturity date 2036). These five securities historically were re-auctioned every twenty-eight days, which had provided a liquid market for them. However, as a result of continuing liquidity concerns affecting capital markets, particularly in the U.S., specifically for asset-backed securities, every auction held by the issuers for these auction rate securities in 2008 failed. During 2008, the Company continued to receive all interest and dividend payments, totaling $2.2 million, when due.

The Company accounts for these investments as available-for-sale investments and reviews them for impairment in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance issued by the FASB and the SEC. During its impairment review, the Company has evaluated the following:

- in the fourth quarter of 2008, the rating agencies lowered the credit rating on all of the issuers;
- the timeliness and level of interest and dividend payments received from the issuers;
- the duration and severity in the decline in the estimated fair market value of these securities;
- the exercise of AMBAC's put option, which converted the two contingent capital securities into non-cumulative perpetual preferred stock of AMBAC Assurance in December 2008;
- AMBAC's cancellation of dividends on its common stock in December 2008;
- Ballantyne's notification in January 2009 that it was unable to fully fund its upcoming interest payments. As a result, Ballantyne exercised its option to rely on the insurance protection provided to it by AMBAC (UK), the issuer of an insurance wrap on this debt instrument held by the Company; and
- the ability and intent of the Company to hold these securities for a reasonable period of time sufficient for a recovery of their original cost.

Based on the evaluation discussed above, the Company has determined that all of the securities incurred an other than temporary decline in fair market value during 2008. As a result, the Company recorded an other than temporary impairment of the market value of these securities of $34.0 million ($21.8 million, net of taxes) and established a new cost basis of $10.7 million for these securities at December 31, 2008.

The Company's available-for-sale investments are described in more detail in Note 5, "Available-for-Sale Investments," of Notes to Consolidated Financial Statements.

CUSTOMER CREDIT

The Company is exposed to credit risk from its customers. In the normal course of business the Company extends credit to its customers if they satisfy pre-defined credit criteria. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments. An additional allowance may be required if the financial condition of the Company's customers deteriorates. The allowance for doubtful accounts is maintained at a level that management assesses to be appropriate to absorb estimated losses in the accounts receivable portfolio.

The Company's customers may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Despite uncertainties surrounding current global economic conditions and levels of credit risk, as of December 31, 2008, the Company has not experienced a significant change in its customers' payment patterns or defaults. The Company's provision for bad debt expense was $9.3 million in 2008 and $2.9 million in 2007.

PENSIONS

Recent market conditions have resulted in an unusually high degree of volatility and increased risks and short-term liquidity concerns associated with some of the plan assets held by the Company's defined benefit pension plans, which have impacted the performance of some of the plan assets. Based upon the annual valuation of the Company's defined benefit pension plans at December 31, 2008 the Company expects its net periodic benefit costs to increase to approximately $20.0 million in 2009 compared with $17.0 million in 2008. See Note 14, "Employee Benefits and Incentive Programs," of Notes to Consolidated Financial Statements for further details on the Company's defined benefit pension plans.

COMMODITIES

The Company uses various commodity raw materials such as plastic resins and energy products such as electric power and natural gas in conjunction with its manufacturing processes. Generally, the Company acquires these components at market prices in the region in which they will be used and does not use financial instruments to hedge commodity prices. Moreover, the Company's supply chain team seeks to maintain appropriate levels of commodity raw material inventories thus minimizing the expense and risks of carrying excess inventories. The Company does not typically purchase substantial quantities in advance of production requirements. As a result, the Company is exposed to market risks related to changes in commodity prices of these components.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)	December 31, 2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 128.9	$ 430.3
Receivables, net of allowance for doubtful accounts of $19.5 in 2008 and $16.2 in 2007	682.8	789.8
Inventories	564.3	581.7
Prepaid expenses and other current assets	66.2	21.9
Deferred tax assets	230.5	112.4
Total current assets	1,672.7	1,936.1
Property and equipment, net	1,051.4	1,080.1
Goodwill	1,938.1	1,969.7
Non-current deferred tax assets	84.1	163.2
Non-current investments—available-for-sale securities	10.7	40.8
Other assets, net	229.0	248.4
Total assets	$4,986.0	$5,438.3
Liabilities and shareholders' equity		
Current liabilities:		
Short-term borrowings	$ 37.6	$ 36.5
Current portion of long-term debt	151.5	303.7
Accounts payable	277.2	316.3
Deferred tax liabilities	11.3	12.1
Settlement agreement and related accrued interest	707.8	670.9
Accrued restructuring costs	49.4	6.9
Other current liabilities	387.4	395.2
Total current liabilities	1,622.2	1,741.6
Long-term debt, less current portion	1,289.9	1,531.6
Non-current deferred tax liabilities	5.8	9.9
Other liabilities	143.5	135.6
Total liabilities	3,061.4	3,418.7
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.10 par value per share, 50,000,000 shares authorized; no shares issued in 2008 and 2007	—	—
Common stock, $0.10 par value per share, 400,000,000 shares authorized; shares issued: 168,111,815 in 2008 and 167,741,721 in 2007; shares outstanding; 157,882,527 in 2008 and 161,627,030 in 2007	16.8	16.8
Common stock reserved for issuance related to Settlement agreement, $0.10 par value per share, 18,000,000 shares in 2008 and 2007	1.8	1.8
Additional paid-in capital	1,102.5	1,086.1
Retained earnings	1,364.3	1,260.8
Common stock in treasury, 10,229,288 shares in 2008 and 6,114,691 shares in 2007	(383.2)	(286.9)
Accumulated other comprehensive loss, net of taxes:		
Unrecognized pension items	(60.2)	(58.2)
Cumulative translation adjustment	(122.4)	(4.0)
Unrealized gain on derivative instruments	5.0	5.6
Unrealized losses on available-for-sale securities	—	(2.4)
Total accumulated other comprehensive loss, net of taxes	(177.6)	(59.0)
Total shareholders' equity	1,924.6	2,019.6
Total liabilities and shareholders' equity	$4,986.0	$5,438.3

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
(in millions, except per share amounts)	2008	2007	2006
Net sales:			
Food Packaging	$1,969.4	$1,882.9	$1,740.6
Food Solutions	988.3	944.7	843.0
Protective Packaging	1,480.3	1,506.9	1,476.1
Other	405.5	316.7	268.2
Total net sales	4,843.5	4,651.2	4,327.9
Cost of sales	3,606.9	3,350.1	3,087.8
Gross profit	1,236.6	1,301.1	1,240.1
Marketing, administrative and development expenses	755.0	750.2	701.1
Restructuring and other charges	85.1	1.6	12.9
Operating profit	396.5	549.3	526.1
Interest expense	(128.1)	(140.6)	(148.0)
Gain on sale of equity method investment	—	35.3	—
Impairment of available-for-sale securities	(34.0)	—	—
Other (expense) income, net	(12.1)	12.0	22.0
Earnings before income tax provision	222.3	456.0	400.1
Income tax provision	42.4	103.0	126.0
Net earnings	$ 179.9	$ 353.0	$ 274.1
Net earnings per common share:			
Basic	$ 1.14	$ 2.21	$ 1.70
Diluted	$ 0.99	$ 1.89	$ 1.47
Dividends per common share	$ 0.48	$ 0.40	$ 0.30
Weighted average number of common shares outstanding:			
Basic	157.6	160.0	160.8
Diluted	189.3	191.3	192.0

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions)	Common Stock	Common Stock Reserved for Issuance Related to the Settlement Agreement	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Common Stock	Total
Balance at January 1, 2006	$ 8.6	$0.9	$1,075.5	$ 715.1	$(17.8)	$(168.2)	$(222.0)	$1,392.1
Adjustment for the cumulative effect on prior years of the application of SAB No. 108, net of tax	—	—	—	31.8	—	—	—	31.8
Adjustment for the adoption of SFAS No. 123 (revised)	—	—	(17.8)	—	17.8	—	—	—
Effect of contingent stock transactions, net	—	—	15.2	—	—	—	(3.8)	11.4
Shares issued for non-cash compensation	—	—	0.3	—	—	—	—	0.3
Pre-paid royalties to a non-employee	—	—	(0.2)	—	—	—	—	(0.2)
Exercise of stock options	—	—	2.9	—	—	—	—	2.9
Purchase of common stock	—	—	—	—	—	—	(52.4)	(52.4)
Minimum pension liability, net of taxes	—	—	—	—	—	0.9	—	0.9
Foreign currency translation	—	—	—	—	—	99.0	—	99.0
Unrecognized loss on derivative instruments, net of taxes	—	—	—	—	—	(0.7)	—	(0.7)
Adjustment for the cumulative effect of the adoption of SFAS No. 158, net of tax	—	—	—	—	—	(55.8)	—	(55.8)
Net earnings	—	—	—	274.1	—	—	—	274.1
Dividends on common stock	—	—	—	(48.6)	—	—	—	(48.6)
Balance at December 31, 2006	$ 8.6	$0.9	$1,075.9	$ 972.4	$ —	$(124.8)	$(278.2)	$1,654.8
Additional shares available due to two-for-one common stock split	8.1	0.9	(9.0)	—	—	—	—	—
Effect of contingent stock transactions, net	0.1	—	17.0	—	—	—	(1.9)	15.2
Shares issued for non-cash compensation	—	—	1.5	—	—	—	—	1.5
Exercise of stock options	—	—	0.7	—	—	—	—	0.7
Purchase of common stock	—	—	—	—	—	—	(6.8)	(6.8)
Recognition of deferred pension items, net of taxes	—	—	—	—	—	2.0	—	2.0
Foreign currency translation	—	—	—	—	—	66.7	—	66.7
Unrecognized loss on derivative instruments, net of taxes	—	—	—	—	—	(0.5)	—	(0.5)
Unrecognized losses on available-for-sale securities, net of taxes	—	—	—	—	—	(2.4)	—	(2.4)
Net earnings	—	—	—	353.0	—	—	—	353.0
Dividends on common stock	—	—	—	(64.6)	—	—	—	(64.6)
Balance at December 31, 2007	$16.8	$1.8	$1,086.1	$1,260.8	$ —	$ (59.0)	$(286.9)	$2,019.6
Effect of contingent stock transactions, net	—	—	16.1	—	—	—	(1.2)	14.9
Shares issued for non-cash compensation	—	—	0.3	—	—	—	—	0.3
Purchases of common stock	—	—	—	—	—	—	(95.1)	(95.1)
Recognition of deferred pension items, net of taxes	—	—	—	—	—	(2.0)	—	(2.0)
Foreign currency translation	—	—	—	—	—	(118.4)	—	(118.4)
Unrecognized loss on derivative instruments, net of taxes	—	—	—	—	—	(0.6)	—	(0.6)
Unrecognized losses on available-for-sale securities, net of taxes, reclassified to net earnings	—	—	—	—	—	2.4	—	2.4
Net earnings	—	—	—	179.9	—	—	—	179.9
Dividends on common stock	—	—	—	(76.4)	—	—	—	(76.4)
Balance at December 31, 2008	$16.8	$1.8	$1,102.5	$1,364.3	$ —	$(177.6)	$(383.2)	$1,924.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net earnings	$ 179.9	$ 353.0	$ 274.1
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	171.5	166.3	168.0
Amortization of senior debt related items and other	1.6	2.5	2.8
Impairment of available-for-sale securities	34.0	—	—
Deferred taxes, net	(39.5)	(28.5)	(44.7)
Gain on sale of equity method investment	—	(35.3)	—
Loss on sale of small product line	—	6.8	—
Net (gain) loss on disposals of property and equipment and other	(0.6)	0.1	(3.0)
Changes in operating assets and liabilities, net of effects of businesses and certain assets acquired:			
Receivables, net	(31.3)	(20.9)	(7.4)
Accounts receivable securitization program	80.0	—	—
Inventories	(23.6)	(49.3)	(33.6)
Other current assets	(40.0)	(0.9)	(4.8)
Other assets, net	(13.0)	(0.2)	5.7
Accounts payable	(28.8)	16.8	15.6
Other current liabilities	92.8	(21.1)	56.6
Other liabilities	21.4	(11.2)	3.6
Net cash provided by operating activities	404.4	378.1	432.9
Cash flows from investing activities:			
Capital expenditures for property and equipment	(180.7)	(210.8)	(167.9)
Purchases of available-for-sale securities	—	(388.3)	(273.6)
Sales of available-for-sale securities	—	377.5	283.7
Businesses acquired in purchase transactions, net of cash and cash equivalents acquired	(2.9)	(32.9)	(53.3)
Acquisition of certain assets	—	(43.3)	—
Proceeds from sale of equity method investment	—	36.0	—
Proceeds from sales of property and equipment	3.9	1.9	15.6
Other investing activities	3.0	(14.2)	(7.0)
Net cash used in investing activities	(176.7)	(274.1)	(202.5)
Cash flows from financing activities:			
Proceeds from long-term debt	—	1.4	25.8
Payments of long-term debt	(395.7)	(5.8)	(275.4)
Net proceeds from (payments of) short-term borrowings	5.2	15.8	(2.2)
Repurchases of common stock	(95.1)	(6.8)	(52.4)
Dividends paid on common stock	(76.4)	(64.6)	(48.6)
Proceeds from common stock option exercises	—	0.7	2.8
Payments of debt issuance costs	(0.9)	(0.2)	—
Net cash used in financing activities	(562.9)	(59.5)	(350.0)
Effect of exchange rate changes on cash and cash equivalents	33.8	12.7	36.9
Cash and cash equivalents:			
Balance, beginning of period	$ 430.3	$ 373.1	$ 455.8
Net change during the period	(301.4)	57.2	(82.7)
Balance, end of period	$ 128.9	$ 430.3	$ 373.1
Supplemental Cash Flow Information:			
Interest payments, net of amounts capitalized	$ 95.1	$ 100.6	$ 116.7
Income tax payments	$ 90.7	$ 201.8	$ 152.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
(in millions)	2008	2007	2006
Net earnings	$ 179.9	$353.0	$274.1
Other comprehensive income (loss):			
Recognition of deferred pension items, net of income tax benefit (provision) of $9.3 in 2008 and $(2.4) in 2007	(2.0)	2.0	—
Minimum pension liability, net of income tax provision $0.4 in 2006	—	—	0.9
Unrealized losses on derivative instruments, net of income tax benefit of $0.5 in 2008, $0.4 in 2007 and 2006	(0.6)	(0.5)	(0.7)
Unrealized losses on available-for-sale securities, reclassified to net earnings in 2008, net of income taxes of $1.5	2.4	(2.4)	—
Foreign currency translation adjustments	(118.4)	66.7	99.0
Comprehensive income	$ 61.3	$418.8	$373.3

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables in millions, except share and per share data)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Sealed Air Corporation and its subsidiaries, or the Company, is a leading global innovator and manufacturer of a wide range of packaging and performance-based materials and equipment systems that serve an array of food, industrial, medical and consumer applications.

The Company conducts substantially all of its business through two direct wholly-owned subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US). These two subsidiaries, directly and indirectly, own substantially all of the assets of the business and conduct operations themselves and through subsidiaries around the globe. The Company adopted this corporate structure in connection with the Cryovac transaction. See "Cryovac Transaction," of Note 16, "Commitments and Contingencies," for a description of the Cryovac transaction and related terms used in these Notes to Consolidated Financial Statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company has eliminated all significant intercompany transactions and balances in consolidation. All amounts are approximate due to rounding. Certain prior period amounts have been reclassified to conform to the current year presentation. Reclassifications, individually and in the aggregate, had an immaterial effect on the Company's consolidated financial position and results of operations.

On February 16, 2007, the Company's Board of Directors declared a two-for-one stock split that was effected in the form of a stock dividend. All share and per share amounts have been restated to reflect the two-for-one stock split except for shareholders' equity. See Note 17, "Shareholders' Equity," for further discussion.

Use of Estimates

The preparation of the Company's consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include, among other items, assessing the collectibility of receivables, the use and recoverability of inventory, the estimation of fair value on available-for-sale investments, assumptions used in the calculation of income taxes, useful lives and recoverability of tangible and intangible assets, assumptions used in the Company's defined benefit pension plans, estimates related to self-insurance such as the aggregate liability for uninsured claims using historical experience, insurance and actuarial estimates and estimated trends in claim values and accruals for commitments and contingencies. The Company reviews these estimates and assumptions periodically and reflects the effects of revisions in the consolidated financial statements in the period it determines any revisions to be necessary. Actual results could differ from these estimates.

Financial Instruments

The Company may use cross currency swaps, interest rate swaps, caps and collars, U.S. Treasury lock agreements and foreign currency exchange forward contracts and options relating to the Company's borrowing and trade activities.

The Company may use these financial instruments from time to time to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading purposes. The Company faces credit risk if the counterparties to these transactions are unable to perform their obligations. The Company's policy is to have counterparties to these contracts that are rated at least A– by Standard & Poor's and A3 by Moody's.

The Company reports all derivative instruments on its consolidated balance sheets in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company reports derivative instruments at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. Prior to entering into any derivative transaction, the Company identifies the specific financial risk it faces, the appropriate hedging instrument to use to reduce the risk, and the correlation between the financial risk and the hedging instrument. The Company uses purchase orders and historical data as the basis for determining the anticipated values of the transactions to be hedged. The Company does not enter into derivative transactions that do not have a high correlation with the underlying financial risk. The Company regularly reviews its hedge positions and the correlation between the transaction risks and the hedging instruments.

The Company accounts for derivative instruments as hedges of the related underlying risks if the Company designates these derivative instruments as hedges and the derivative instruments are effective as hedges of recognized assets or liabilities, forecasted transactions, unrecognized firm commitments or forecasted intercompany transactions.

(Amounts in tables in millions, except share and per share data) (continued)

The Company records gains and losses on derivatives qualifying as cash flow hedges in other comprehensive income, to the extent that hedges are effective and until the underlying transactions are recognized in the consolidated statements of operations, at which time the Company recognizes the gains and losses in the consolidated statements of operations. The Company recognizes gains and losses on qualifying fair value hedges and the related loss or gain on the hedged item attributable to the hedged risk in the consolidated statements of operations.

The Company's practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if the Company determines the underlying forecasted transaction is no longer probable of occurring. Any deferred gains or losses associated with derivative instruments are recognized on the consolidated statements of operations over the period in which the income or expense on the underlying hedged transaction is recognized.

See Note 12, "Derivatives and Hedging Activities," for further details.

Foreign Currency Translation

In non-U.S. locations that are not considered highly inflationary, the Company translates the balance sheets at the end of period exchange rates with translation adjustments accumulated in shareholders' equity. The Company translates the statements of operations at the average exchange rates during the applicable period. The Company translates assets and liabilities of its operations in countries with highly inflationary economies at the end of period exchange rates, except that it translates specified financial statement amounts at historical exchange rates. In countries with highly inflationary economies, the Company translates items reflected in statements of operations at average rates of exchange prevailing during the period, except that it translates specified financial statement amounts at historical exchange rates.

Commitments and Contingencies—Litigation

On an ongoing basis, the Company assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Company uses its best judgment to determine if it is probable that it will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, the Company makes estimates of the amount of insurance recoveries, if any. The Company accrues a liability when it believes a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Company has previously made. The Company expenses legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred.

Revenue Recognition

The Company's revenue earning activities primarily involve manufacturing and selling products, and the Company considers revenues to be earned when the Company has completed the process by which it is entitled to receive consideration. The following criteria are used for revenue recognition: persuasive evidence that an arrangement exists, shipment has occurred, selling price is fixed or determinable, and collection is reasonably assured.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales on the consolidated statements of operations.

Research and Development

The Company expenses research and development costs as incurred. Research and development costs were $85.6 million in 2008, $90.8 million in 2007 and $78.2 million in 2006. Beginning in 2007, the Company included certain expenses for technical customer support and facility occupancy costs in research and development expenses that were previously included in marketing and administrative expenses.

Stock-Based Compensation

The Company's primary stock-based employee compensation program is its 2005 Contingent Stock Plan, which replaced the 1998 Contingent Stock Plan. See Note 17, "Shareholders' Equity," for further information on these plans.

The Company accounts for its stock-based employee compensation program in accordance with the provisions of SFAS No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) covers a wide range of share-based compensation arrangements and requires that the compensation cost related to these types of payment transactions be recognized in the financial statements. Compensation cost is measured based on the fair value of the equity or liability instruments issued.

Environmental Expenditures

The Company expenses or capitalizes environmental expenditures that relate to ongoing business activities, as appropriate. The Company expenses costs that relate to an existing condition caused by past operations and which do not contribute to current or future net sales. The Company records liabilities when it determines that environmental assessments or remediation expenditures are probable and that it can reasonably estimate the cost or a range of costs associated therewith.

Income Taxes

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. The Company provides for income taxes on those portions of its foreign subsidiaries' accumulated earnings that it believes are not reinvested indefinitely in their businesses. It is not practicable to estimate the amount of tax that might be payable on the portion of those accumulated earnings that the Company believes are reinvested indefinitely.

The Company accounts for income taxes under the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes," to provide income taxes on all transactions recorded in the consolidated financial statements. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax benefit carryforwards. The Company determines deferred tax assets and liabilities at the end of each period using enacted tax rates.

In 2007, the Company adopted the provisions of FIN 48. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense on its consolidated statements of operations. See Note 15, "Income Taxes," for further discussion.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company's policy is to invest cash in excess of short-term operating and debt service requirements in cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short maturity of the instruments. The Company's policy is to transact with counterparties that are rated at least A– by Standard & Poor's and A3 by Moody's. The Company has cash and cash equivalents with counterparties in some countries that are rated below A– or A3. In this case, the Company tries to minimize its risk by using counterparties it already has relationships with whenever possible, diversifying the counterparty exposures and restricting the amount held by each counterparty and within the country in total.

Available-for-Sale Investments

The Company determines the classification of its investments at the time of purchase and reassesses it as of each balance sheet date. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains or losses, if any, reported as a component of other comprehensive income, net of tax, until realized. The Company recognizes realized gains and losses on the sales of the securities on a specific identification method and includes the realized gains or losses in other income, net, in the consolidated statements of operations. The Company includes interest and dividends on securities classified as available-for-sale in other (expense) income, net, in the consolidated statements of operations.

The Company's available-for-sale investments at December 31, 2008 and 2007 consisted of auction rate securities, which were classified as non-current assets. The Company accounts for its investments in auction rate securities and reviews them for impairment in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance issued by the FASB and the SEC. See Note 5, "Available-for-Sale Investments," for further discussion of the Company's auction rate securities investments.

Accounts Receivable Securitization

The Company's two primary U.S. operating subsidiaries are party to an accounts receivable securitization program under which they sell eligible U.S. accounts receivable to an indirectly wholly-owned subsidiary of the Company that was formed for the sole purpose of entering into this program. The wholly-owned subsidiary in turn may sell an undivided ownership interest in these receivables to a participating bank or an issuer of commercial paper administered by the participating bank. The wholly-owned subsidiary retains the receivables it purchases from the two operating subsidiaries, except those as to which it sells an interest to a bank or to an issuer of commercial paper. If the wholly-owned subsidiary sells undivided ownership interests in receivables, the Company removes the transferred ownership interest amounts from its balance sheet at the time of the sale and reflects the proceeds from the sale in cash provided by operating activities in the consolidated statements of cash flows.

The Company reflects retained receivables in receivables, net, on its consolidated balance sheets, and the carrying amounts thereof approximate fair value because of the relatively short-term nature of the receivables. The Company reflects costs associated with the sale of receivables in other (expense) income, net, in the consolidated statements of operations.

Receivables, net

In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. Accounts receivable, which are included in receivables, net, on the consolidated balance sheets, are net of allowances for doubtful accounts. The Company maintains accounts receivable allowances for estimated losses resulting from the failure of its customers to make required payments. An additional allowance may be required if the financial condition of the Company's customers deteriorates.

Inventories

The Company determines the cost of most U.S. inventories on a last-in, first-out or LIFO cost flow basis. The cost of U.S. equipment inventories and most non-U.S. inventories is determined on a first-in, first-out or FIFO cost flow basis. The Company states inventories at the lower of cost or market. The sale of inventory and the related accounts receivable are classified as an operating activity in the Company's consolidated statements of cash flows.

Property and Equipment, net

The Company states property and equipment at cost, except for property and equipment that have been impaired, for which the Company reduces the carrying amount to the estimated fair value at the impairment date. The Company capitalizes significant improvements, and the Company charges repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. The Company removes the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognizes any resulting gain or loss upon the disposition of the assets.

The Company depreciates the cost of property and equipment over its estimated useful life on a straight-line basis as follows: buildings—20 to 40 years; machinery and equipment—5 to 10 years; and other property and equipment—3 to 10 years.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired and liabilities assumed in business combinations. The Company reflects identifiable intangible assets in other assets, net, on its consolidated balance sheets. These assets consist primarily of patents, licenses, trademarks, customer lists and relationships and non-compete agreements. The Company amortizes identifiable intangible assets over the shorter of their stated or statutory duration or their estimated useful lives, generally ranging from 3 to 15 years, on a straight-line basis to their estimated residual values and reviews these intangible assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Identifiable intangible assets in the aggregate comprise less than 5% of the Company's consolidated assets.

The Company uses the purchase method of accounting for all business combinations and does not amortize goodwill and intangible assets with indefinite useful lives. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is reviewed for possible impairment at least annually at a reporting unit level during the fourth quarter of each fiscal year. A review of goodwill may be initiated prior to or after conducting the annual analysis if events or changes in circumstances indicate that the carrying value of goodwill may potentially be no longer recoverable.

A reporting unit is the operating segment unless, at businesses one level below that operating segment—the "component" level—discrete financial information is prepared and regularly reviewed by management, and the component has economic characteristics that are different from the economic characteristics of the other components of the operating segment, in which case the component is the reporting unit. The Company uses a fair value approach to test goodwill for impairment. The Company must recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The Company derives an estimate of fair values for each of the Company's reporting units using a combination of an income approach, which uses forecasted earnings and cash flows, and two market approaches, one of which uses comparisons to other businesses and the other of which uses the market value of the Company's publicly-traded common stock, each based on an applicable weighting.

See Note 9, "Goodwill and Identifiable Intangible Assets," for further discussion of the Company's goodwill.

Long-Lived Assets

Impairment and Disposal of Long-Lived Assets

The Company periodically reviews long-lived assets other than goodwill for impairment whenever there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company recognizes impairments when the expected future undiscounted cash flows derived from long-lived assets are less than their carrying value. For these cases, the Company recognizes losses in an amount equal to the difference between the fair value and the carrying amount. The Company records assets to be disposed of by sale or abandonment, where management has the current ability to remove these assets from operations, at the lower of carrying amount or fair value less cost of disposition. The Company suspends depreciation for these assets during the disposal period, which is generally less than one year. Assumptions and estimates used in the determination of impairment losses, such as future cash flows, which are based on operational performances, market conditions and other factors and disposition costs, may affect the carrying value of long-lived assets and possible impairment expense in the Company's consolidated financial statements.

Conditional Asset Retirement Obligations

The Company recognizes a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In addition, the Company would record a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of such long-lived asset.

Self-Insurance

The Company retains the obligation for specified claims and losses related to property, casualty, workers' compensation and employee benefit claims. The Company accrues for outstanding reported claims, claims that have been incurred but not reported and projected claims based upon management's estimates of the aggregate liability for uninsured claims using historical experience, insurance company estimates and the estimated trends in claim values. Although management believes it has the ability to adequately project and record estimated claim payments, it is possible that actual results could differ significantly from the recorded liabilities.

Pensions

The Company maintains and is a participating employer in a non-contributory profit sharing plan and contributory thrift and retirement savings plan in which most U.S. employees of the Company are eligible to participate. For a limited number of its U.S. employees and for some of its non-U.S. employees, the Company maintains defined benefit pension plans. The Company accounts for these pension plans in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires actuarial gains and losses, prior service costs and credits, and transition assets and obligations to be recognized as components of accumulated other comprehensive income. The Company continues to apply the recognition and amortization provisions of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for the components of the Company's net periodic benefit cost.

The Company reviews and approves the assumptions made by its actuaries regarding the valuation of benefit obligations and performance of plan assets. The principal assumptions concern the discount rate used to measure future obligations, the expected future rate of return on plan assets, the expected rate of future compensation increases and various other actuarial assumptions. The measurement date used to determine the benefit obligations and the plan assets is December 31. In general, significant changes to these assumptions could have a material impact on the costs and liabilities recorded under SFAS No. 158.

Earnings per Common Share

The Company calculates earnings per common share in accordance with SFAS No. 128, "Earnings per Share," or SFAS No. 128. Basic earnings per common share is calculated by dividing net earnings ascribed to common shareholders by the weighted average number of common shares outstanding for the period. Net earnings ascribed to common shareholders are adjusted to reflect the reduction to interest expense, net of income taxes, that would occur as a result of the assumed conversion of the 3% Convertible Senior Notes. See Note 18, "Net Earnings Per Common Share," for further discussion.

In calculating diluted net earnings per common share, the Company's calculation of the diluted weighted average number of common shares outstanding provides for the following items if their inclusion is dilutive: (1) the effect of conversion of the Company's 3% Convertible Senior Notes due June 2033 due to the application of EITF No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," (2) the effect of the assumed issuance of 18 million shares of common stock reserved for the Settlement agreement referred to in Note 16, "Commitments and Contingencies," under the caption "Settlement agreement and Related Costs," and (3) the effect of non-vested restricted stock and non-vested restricted stock units using the treasury stock method. In accordance with the provisions of SFAS No. 128, the SLO and PSU awards discussed in Note 17, "Shareholders' Equity," have been excluded from the diluted weighted average number of common shares outstanding in 2008 as they are contingently issuable shares that had not met the performance conditions as of December 31, 2008.

(Amounts in tables in millions, except share and per share data) (continued)

Recent Accounting Pronouncements

Adopted in 2008

SFAS No. 157

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. On January 1, 2008, the Company adopted SFAS No. 157, which clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position 157-2, or FSP 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 for the Company to January 1, 2009 for items within the scope of this FSP. This FSP is not expected to have an impact on the Company's consolidated financial position or results of operations. See Note 13, "Fair Value Measurements and Financial Instruments," for further discussion and disclosures presented in connection with the Company's adoption of SFAS No. 157, which had no impact on the Company's consolidated financial position or results of operations.

FSP No. FAS 157-3

In October 2008, the FASB issued FASB Staff Position on SFAS No. 157, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," or FSP 157-3. FSP 157-3 clarifies how SFAS 157 should be applied when valuing securities in markets that are not active by illustrating key considerations in determining fair value. It also reaffirms the notion of fair value as the exit price as of the measurement date. This FSP has been adopted for the Company's consolidated financial statements ended December 31, 2008. The adoption of this FSP did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 on January 1, 2008 without electing to report certain financial assets or liabilities at fair value that were not previously reported at fair value. Therefore, there was no impact to the Company's consolidated financial position or results of operations.

FSP No. FAS 140-4 and FIN 46(R)-8

In December 2008, the FASB issued FSP 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise's involvement with variable interest entities, or VIEs, including qualifying special-purpose entities, or QSPEs. The additional required disclosures related to asset transfers primarily focus on the transferor's continuing involvement with transferred financial assets and the related risks retained. This FSP also requires additional disclosures that focus on a company's involvement with VIEs and its judgments about the accounting for them. In addition, this FSP requires certain nontransferor public enterprises to disclose details about QSPEs with which they are involved. The Company adopted the provisions of this FSP as of December 31, 2008. The adoption of this FSP did not have an impact on the Company's consolidated financial position or results of operations.

Pending Adoption

FSP No. EITF 03-6-1

In June 2008, the FASB issued FSP No. Emerging Issues Task Force ("EITF") 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in earnings allocation in computing earnings per common share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, "Earnings per Share." This FSP is effective for the Company beginning January 1, 2009. All prior period earnings per common share data presented shall be adjusted retrospectively to conform to the provisions of this FSP. Early application is not permitted.

In accordance with this FSP, the Company's non-vested restricted shares issued under its 2005 Contingent Stock Plan are considered participating securities since these securities have non-forfeitable rights to dividends each time the Company declares a dividend during the contractual period of the share-based payment award. A participant receiving restricted shares would be the beneficial owner of such shares with the right to receive dividends and to vote the shares during the vesting period.

Since the non-vested restricted shares are considered a participating security, in accordance with this FSP, the Company is required under SFAS No. 128 to use the two-class method for the computation of basic and diluted earnings per common share.

The following table shows the expected impact of adopting this FSP for 2008 and 2007.

	2008	2007
Net earnings per common share:		
Basic—as originally reported	$ 1.14	$ 2.21
Basic—impact of FSP No. EITF 03-6-1	(0.01)	(0.02)
Basic—to be reported in 2009	$ 1.13	$ 2.19
Diluted—as originally reported	$ 0.99	$ 1.89
Diluted—impact of FSP No. EITF 03-6-1	—	(0.01)
Diluted—to be reported in 2009	$ 0.99	$ 1.88

SFAS No. 141R

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, including goodwill, the liabilities assumed and any non-controlling interest in the acquiree. SFAS No. 141R also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R will become effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. Any business combinations for which the acquisition date is on or after January 1, 2009 will be accounted for under this new standard.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51." SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 160 on its consolidated financial position or results of operations.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133." SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company's financial statements issued beginning January 1, 2009, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact the adoption of SFAS No. 161 will have on its future disclosures.

FSP No. FAS 142-3

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 is effective for the Company beginning January 1, 2009. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The impact of adopting this FSP will be dependent on any intangible assets that may be acquired in the future by the Company.

FSP No. FAS 132(R)-1

In December 2008, the FASB issued FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension plan or other postretirement plan, including disclosure of how investment allocation decisions are made, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and concentrations of credit risk. This FSP is effective for fiscal years ending after December 15, 2009. This FSP will not impact the Company's consolidated financial position or results of operations as its requirements are disclosure-only in nature.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables in millions, except share and per share data) (continued)

Staff Accounting Bulletin No. 108

In September 2006, the SEC released SAB 108, which provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the "rollover" or income statement method and the "iron curtain" or balance sheet method. Prior to 2006, the Company used the "rollover" method. Under this method, the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement and as a result did not consider the effects of correcting the portion of the current-year balance sheet misstatement that originated in prior years. SAB 108 now requires that the Company must consider both the rollover and iron curtain methods ("dual method") when quantifying misstatements in the financial statements. The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's origination. Upon initial application, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method. This SAB 108 adjustment affects the carrying amount of assets and liabilities with an offsetting adjustment to the opening balance of retained earnings.

The Company adopted the provisions of SAB 108 in 2006 and adjusted its retained earnings balance as of January 1, 2006 for a cumulative effect of $31.8 million, net of taxes. The errors had previously been considered immaterial to the Company's consolidated financial position and results of operations using the rollover method.

NOTE 3. BUSINESS SEGMENT INFORMATION

The following tables show net sales, depreciation and amortization, operating profit and assets by the Company's segment reporting structure:

	2008	2007	2006
Net sales			
Food Packaging	$1,969.4	$1,882.9	$1,740.6
Food Solutions	988.3	944.7	843.0
Protective Packaging	1,480.3	1,506.9	1,476.1
Other	405.5	316.7	268.2
Total	$4,843.5	$4,651.2	$4,327.9

	2008	2007	2006
Depreciation and amortization			
Food Packaging	$ 74.1	$ 77.1	$ 76.2
Food Solutions	32.7	32.1	32.6
Protective Packaging	45.9	44.5	48.4
Other	18.8	12.6	10.8
Total	$ 171.5	$ 166.3	$ 168.0
Operating profit(1)			
Food Packaging	$ 217.5	$ 228.2	$ 214.6
Food Solutions	80.0	86.1	87.3
Protective Packaging	169.1	208.6	206.7
Other	15.0	28.0	30.4
Total segments and other	481.6	550.9	539.0
Restructuring and other charges(2)	85.1	1.6	12.9
Total	$ 396.5	$ 549.3	$ 526.1
Assets(3)			
Trade receivables, net and finished goods inventory, net			
Food Packaging	$ 443.1	$ 476.4	$ 431.2
Food Solutions	216.6	215.1	187.9
Protective Packaging	281.2	337.5	321.5
Other	72.5	69.5	58.8
Total segments and other	1,013.4	1,098.5	999.4
Assets not allocated(3)	3,972.6	4,339.8	4,021.5
Total	$4,986.0	$5,438.3	$5,020.9

(1) Operating profit for the Company's segment structure is shown before restructuring and other charges.

(2) The restructuring and other charges by the Company's segment reporting structure were as follows:

	2008	2007	2006
Food Packaging	$46.2	$0.5	$13.0
Food Solutions	15.1	0.1	—
Protective Packaging	18.8	1.0	(0.1)
Other	5.0	—	—
Total	$85.1	$1.6	$12.9

In 2008, the Company implemented a cost reduction and productivity program. The restructuring charges related to this program were $65.8 million in 2008. The remaining $19.3 million of restructuring and other charges in 2008 was related to the Company's global manufacturing strategy. Restructuring and other charges in 2007 related to the consolidation of the Company's customer service activities in North America. See Note 4, "Cost Reduction and Productivity Program and Global Manufacturing Strategy," for further discussion.

(3) Only assets that are identifiable and reviewed by the Company's chief operating decision maker by segment are allocated to the reportable segment assets. Allocated assets include trade accounts receivable, net, and finished goods inventories, net. All other assets are included in "Assets not allocated." Assets not allocated include goodwill of $1,938.1 million at December 31, 2008 and $1,969.7 million at December 31, 2007 and total property and equipment, net, of $1,051.4 million at December 31, 2008 and $1,080.1 million at December 31, 2007.

Allocation of Goodwill to Reportable Segments

In accordance with SFAS No. 131 and because the Company's management views goodwill as a corporate asset, the Company does not allocate its goodwill balance to its reportable segments. However, in accordance with the provisions of SFAS No. 142, the Company is required to allocate goodwill to each reporting unit in order to perform its annual impairment review of goodwill, which it does annually during the fourth quarter of the year. See Note 9, "Goodwill and Identifiable Intangible Assets," for the allocation of goodwill in accordance with the provisions of SFAS No. 142 and the changes in the year ended December 31, 2008 by the Company's segment reporting structure and details of the Company's annual goodwill impairment test.

Geographic Information

	2008	2007	2006
Net sales:(1)			
United States	$2,185.2	$2,118.2	$2,066.3
Canada	150.3	147.0	148.1
Europe	1,469.6	1,384.6	1,254.2
Latin America	418.5	400.7	349.5
Asia-Pacific	619.9	600.7	509.8
Total	$4,843.5	$4,651.2	$4,327.9
Total long-lived assets:(1)			
United States	$2,434.0	$2,467.8	$2,340.2
Canada	17.0	24.7	15.9
Europe	522.7	558.1	486.7
Latin America	86.0	91.2	85.7
Asia-Pacific	169.5	197.2	160.3
Total(2)	$3,229.2	$3,339.0	$3,088.8

(1) Net sales attributed to the geographic areas represent net sales to external customers. No non-U.S. country had net sales in excess of 10% of consolidated net sales or long-lived assets in excess of 10% of consolidated long-lived assets at December 31, 2008.

(2) Total long-lived assets are total assets excluding total current assets and deferred tax assets.

NOTE 4. COST REDUCTION AND PRODUCTIVITY PROGRAM AND GLOBAL MANUFACTURING STRATEGY

Cost Reduction and Productivity Program

In 2008, the Company implemented a cost reduction and productivity program. As a result, the Company recorded $65.8 million of pre-tax charges primarily for termination benefits. See below for further details on the restructuring charges related to this program. These charges were included in restructuring and other charges on the consolidated statements of operations. See Note 3, "Business Segment Information," for restructuring and other charges by the Company's segment reporting structure. The Company expects to incur additional modest costs associated with this program in 2009.

The restructuring and other charges related to this program consisted of the following:

Termination benefits	$ 62.7
SFAS No. 88 curtailment charge	1.6
Other associated costs	1.5
Total	$ 65.8

The components of the restructuring accrual through December 31, 2008 and the accrual balance remaining at December 31, 2008 related to this program were as follows:

Original restructuring accrual	$ 59.9
Additional accrual for termination benefits of $2.9 million and other associated costs of $1.5 million	4.4
Cash payments made during 2008	(18.1)
Effect of changes in foreign currency rates	(2.5)
Restructuring accrual at December 31, 2008	$ 43.7

The Company expects to pay $41.2 million of the accrual balance remaining at December 31, 2008 within the next year. This amount is included in other current liabilities on the consolidated balance sheet at December 31, 2008. The remaining accrual of $2.5 million is expected to be paid in 2010 and is included in other liabilities on the consolidated balance sheet at December 31, 2008.

Global Manufacturing Strategy

The Company's global manufacturing strategy, when fully implemented, will expand production in regions where demand for the Company's products and services has been growing significantly. At the same time, the Company intends to optimize certain manufacturing capacity in North America and Europe into centers of excellence. The goals of this multi-year program are to expand capacity in growing markets, further improve the Company's operating efficiencies, and implement new technologies more effectively. The Company expects this program to produce meaningful savings. By taking advantage of new technologies and streamlining production on a global scale, the Company expects to continue to enhance its profitable growth and its global leadership position.

(Amounts in tables in millions, except share and per share data) (continued)

In July 2006, the Company announced the first phase of this multi-year global manufacturing strategy. At the end of 2008, the construction phase of the program was substantially complete. The capital expenditures and associated costs and related restructuring charges for this strategy in 2008, 2007 and 2006 are included in the table below.

	Year Ended December 31,			Cumulative Through
	2008	2007	2006	December 31, 2008
Capital expenditures	$59.5	$58.5	$14.7	$132.7
Associated costs[1]	7.4	11.4	3.8	22.6
Restructuring and other charges[2]	19.3	0.7	11.8	31.8

(1) The associated costs principally include facility start-up costs, which are primarily included in cost of sales on the consolidated statements of operations. These charges by segment and Other were as follows:

	2008	2007	2006
Food Packaging	$4.0	$10.2	$3.5
Food Solutions	0.6	—	—
Protective Packaging	2.6	0.9	—
Other	0.2	0.3	0.3
Total	$7.4	$11.4	$3.8

(2) The restructuring and other charges were primarily for termination benefits, the majority of which were related to the Food Packaging segment. These charges were included in restructuring and other charges on the consolidated statements of operations. See Note 3, "Business Segment Information," for restructuring and other charges by reportable segment and Other. A reconciliation of the restructuring accrual is included below.

The restructuring and other charges of $19.3 million related to this program in 2008 were primarily related to the Company's decision to close its manufacturing facility in Cedar Rapids, Iowa. This facility's manufacturing operations will be moved to existing Company facilities in North America. The Company plans to complete this project within the second half of 2009, at which time all manufacturing operations at the Cedar Rapids facility will cease. The Company expects to incur additional associated charges in 2009 and 2010. The restructuring charges recorded in connection with this closure consisted of the following:

Termination benefits	$ 8.6
SFAS No. 88 curtailment charge	3.6
Total	$12.2

During 2008, the Company also recorded restructuring and other charges of $7.1 million primarily related to termination benefits incurred in connection with other projects associated with this program.

The components of the restructuring accrual through December 31, 2008 and the accrual balance remaining at December 31, 2008 were as follows:

Restructuring accrual at December 31, 2007	$ 8.2
Additional accrual for termination benefits	13.3
Cash payments during 2008	(6.3)
Effect of changes in foreign currency rates	(0.8)
Restructuring accrual at December 31, 2008	$14.4

The Company expects to pay $7.5 million of the accrual balance remaining at December 31, 2008 within the next year. This amount is included in other current liabilities on the Company's consolidated balance sheet at December 31, 2008. The remaining accrual of $6.9 million is expected to be paid in 2010 and is included in other liabilities on the Company's consolidated balance sheet at December 31, 2008.

Other Restructuring Activity

In 2007, the Company recorded $0.9 million of restructuring charges, net, primarily for termination benefits incurred in connection with the Company's consolidation of its customer service activities in North America.

In 2006, the Company recorded $1.1 million of restructuring charges of which $0.6 million related to termination benefits incurred in connection with the Company's consolidation of its Food Packaging customer service activities in Canada and $0.5 million was related to a series of profit improvement plans in various geographic regions for its Food Packaging segment implemented in 2004.

NOTE 5. AVAILABLE-FOR-SALE INVESTMENTS

The following table summarizes the Company's available-for-sale investments classified as non-current assets that are carried at fair market value in the consolidated balance sheet at December 31, 2008:

December 31, 2008	Original Cost	Gross Other Than Temporary Impairment	Estimated Fair Market Value
Auction rate securities:			
Debt instruments with contractual maturity dates in 2021, 2033, and 2036	$24.7	$(17.0)	$ 7.7
Non-cumulative perpetual preferred stock	20.0	(17.0)	3.0
Total	$44.7	$(34.0)	$10.7

December 31, 2007	Cost	Gross Unrealized Losses	Estimated Fair Market Value
Auction rate securities:			
Debt instruments with contractual maturity dates in 2021, 2033, and 2036	$24.7	$ (0.7)	$24.0
Contingent capital securities with no maturity dates	20.0	(3.2)	16.8
Total	$44.7	$ (3.9)	$40.8

The Company's available-for-sale investments, consisting of auction rate securities at December 31, 2008 and 2007, are exposed to market risk related to changes in conditions in the U.S. financial markets and in the financial condition of the issuers of these securities. The Company's investment in auction rate securities at December 31, 2008 and 2007 had an original cost of $44.7 million.

These auction rate securities consisted of two contingent capital securities that were converted into perpetual preferred stock of Ambac Assurance Corporation ("AMBAC"), the issuer, in December 2008, and three debt instruments issued individually by Primus Financial Products LLC (maturity date 2021), River Lake Insurance Company, a wholly-owned subsidiary of Genworth Financial, Inc. (maturity date 2033) and Ballantyne Re Plc (maturity date 2036). These five securities historically were re-auctioned every twenty-eight days, which had provided a liquid market for them. However, as a result of continuing liquidity concerns affecting capital markets, particularly in the U.S., specifically for asset-backed securities, every auction held by the issuers for these auction rate securities in 2008 failed. During 2008, the Company continued to receive all interest and dividend payments, totaling $2.2 million, when due.

The Company accounts for these investments as available-for-sale investments and reviews them for impairment in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance issued by the FASB and the SEC. During its impairment review, the Company has evaluated the following:

- in the fourth quarter of 2008, the rating agencies lowered the credit rating on all of the issuers;
- the timeliness and level of interest and dividend payments received from the issuers;
- the duration and severity in the decline in the estimated fair market value of these securities;
- the exercise of AMBAC's put option, which converted the two contingent capital securities into non-cumulative perpetual preferred stock of AMBAC Assurance in December 31, 2008;
- AMBAC's cancellation of dividends on its common stock in December 2008;
- Ballantyne's notification in January 2009 that it was unable to fully fund its upcoming interest payments. As a result, Ballantyne exercised its option to rely on the insurance protection provided to it by AMBAC (UK), the issuer of an insurance wrap on this debt instrument held by the Company; and
- the ability and intent of the Company to hold these securities for a reasonable period of time sufficient for a recovery of their original cost.

Based on the evaluation discussed above, the Company has determined that all of the securities incurred an other than temporary decline in fair market value. As a result, in 2008, the Company recorded an other than temporary impairment of the market value of these securities of $34.0 million ($21.8 million, net of taxes) and established a new cost basis of $10.7 million for these securities at December 31, 2008.

(Amounts in tables in millions, except share and per share data) (continued)

The Company continues to monitor developments in the market for auction rate securities including the specific securities in which it has invested. At December 31, 2008, ratings of the auction rate securities held by the Company by Moody's Investors Service, Inc. ranged from Baa1 to Ba3 and ratings by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., ranged from A to CCC. The Company believes that it has sufficient liquidity to meet its operating cash needs without the sale of these securities.

If liquidity conditions relating to these securities or the issuers worsen, the Company may recognize additional other than temporary impairments, which would result in the recognition of additional losses on the consolidated statement of operations.

See Note 13, "Fair Value Measurements and Financial Instruments," for a discussion of the inputs and valuation techniques used by the Company to determine the fair value of these auction rate securities at December 31, 2008.

NOTE 6. ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

The Company and a group of its U.S. subsidiaries maintain an accounts receivable securitization program with a bank and an issuer of commercial paper administered by the bank. In December 2007, the maximum purchase limit for receivables interests was increased from $125.0 million to $135.0 million and the program expiration date was extended to December 2, 2012. In December 2008, the parties amended the program to increase the maximum purchase limit for the receivables interests from $135.0 million to $160.0 million. The amounts available from time to time under the program may be less than $160.0 million subject to the level of the eligible assets included in the U.S. accounts receivable portfolio. The level of eligible assets can be impacted by a number of factors, including but not limited to the Company's net sales, the creditworthiness of the underlying customers' accounts receivable balances and the Company's receivables collection experience.

The program includes a bank financing commitment that must be renewed annually prior to the expiration date. The bank commitment is scheduled to expire on December 4, 2009. The Company plans to seek an additional 364 day renewal of the bank commitment prior to its expiration, but the bank is not obligated to renew the bank financing commitment.

Under this receivables program, the Company's two primary operating subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US), sell all of their eligible U.S. accounts receivable to Sealed Air Funding Corporation, or SA Funding, an indirectly wholly-owned subsidiary of the Company that was formed for the sole purpose of entering into the receivables program. SA Funding in turn may sell undivided ownership interests in these receivables to the issuer of commercial paper or to the bank, subject to specified conditions, up to a maximum of $160.0 million of receivables interests outstanding from time to time.

SA Funding retains the receivables it purchases from the operating subsidiaries, except those as to which it sells receivables interests to the purchasers under the program. The Company has structured the sales of accounts receivable by the operating subsidiaries to SA Funding and the sales of receivables interests from SA Funding to the purchasers as "true sales" under applicable laws. The assets of SA Funding are not available to pay any creditors of the Company or of the Company's other subsidiaries or affiliates. The Company accounts for these transactions as sales of receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

To secure the performance of their obligations under the receivables program, SA Funding and the operating subsidiaries granted a first priority security interest to the bank that is acting as administrative agent under the program in accounts receivable owned by them, proceeds and collections of those receivables and other collateral. The bank and issuer of commercial paper under the program have no recourse to the Company's, the operating subsidiaries' or SA Funding's other assets for any losses resulting from the financial inability of customers to pay amounts due on the receivables when they become due. As long as a termination event with respect to the receivables program has not occurred, the operating subsidiaries service, administer and collect the receivables under the receivables program as agents on behalf of SA Funding, the bank and the issuer of commercial paper.

Prior to a termination event under the receivables program, SA Funding uses collections of receivables not otherwise required to be paid to the bank or the issuer of commercial paper to purchase new eligible receivables from the operating subsidiaries. The Company has undertaken to cause the operating subsidiaries to perform their obligations under the receivables program.

The receivables program contains financial covenants relating to interest coverage and debt leverage. The Company was in compliance with these ratios at December 31, 2008 and 2007.

Under limited circumstances, the banks and the issuers of commercial paper can terminate purchases of receivables interests prior to the above dates. A downgrade of the Company's long-term senior unsecured debt to BB– or below by Standard & Poor's Rating Services or Ba3 or below by Moody's Investors Service, Inc., or failure to comply with interest coverage and debt leverage ratios could result in termination of the receivables program.

From time to time during 2008, the Company utilized this program and sold eligible U.S. accounts receivables to SA Funding. SA Funding in turn sold undivided ownership interests of receivables under the program to an unaffiliated buyer, and these amounts were removed from the Company's consolidated balance sheet at the time of the sales. At December 31, 2008, the Company had $80.0 million outstanding under this program.

The costs associated with the receivables program are reflected in other (expense) income, net, in the Company's consolidated statements of operations for the three years ended December 31, 2008. These costs primarily relate to the losses on the sale of the undivided ownership interests in 2008, which were $2.6 million, and program and commitment fees and other associated costs, which were $0.8 million for 2008, $0.4 million for 2007 and $0.3 million for 2006. There were no costs related to losses on the sale of receivables interests in 2007 or 2006 since the Company did not sell any receivables interests during those years and therefore the Company did not remove any related amounts from the consolidated assets reflected on the Company's consolidated balance sheet at December 31, 2007 and 2006.

NOTE 7. INVENTORIES

The following table details the Company's inventories at December 31, 2008 and 2007.

	December 31,	
	2008	2007
Inventories (at FIFO, which approximates replacement value)		
Raw materials	$ 98.7	$114.6
Work in process	116.6	132.2
Finished goods	405.0	389.0
Subtotal	620.3	635.8
Reduction of certain inventories to LIFO basis	(56.0)	(54.1)
Total	$564.3	$581.7

The Company determines the value of non-equipment U.S. inventories by the last-in, first-out or LIFO inventory method. The value of U.S. inventories determined by that method amounted to $134.9 million and $125.3 million at December 31, 2008 and 2007, respectively. If the Company had used the first-in, first-out or FIFO inventory method, which approximates replacement value, for these inventories, the balances would have been $56.0 million higher at December 31, 2008 and $54.1 million higher at December 31, 2007.

NOTE 8. PROPERTY AND EQUIPMENT, NET

The following table details the Company's property and equipment, net, at December 31, 2008 and 2007.

	December 31,	
	2008	2007
Land and improvements	$ 45.4	$ 54.3
Buildings	565.1	554.7
Machinery and equipment	2,179.0	2,158.1
Other property and equipment	130.4	139.3
Construction-in-progress	123.9	192.2
	3,043.8	3,098.6
Accumulated depreciation and amortization	(1,992.4)	(2,018.5)
Property and equipment, net	$ 1,051.4	$ 1,080.1

The following table details the Company's capitalized interest and depreciation and amortization expense for property and equipment for the years ended December 31, 2008, 2007 and 2006.

	December 31,		
	2008	2007	2006
Capitalized interest	$ 9.3	$ 9.5	$ 5.2
Depreciation and amortization expense for property and equipment	143.9	142.1	148.4

Sealed Air Corporation 2008 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables in millions, except share and per share data) (continued)

NOTE 9. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

The following table details the Company's goodwill balances at December 31, 2008 and 2007 by the Company's segment reporting structure.

	Balance at December 31, 2007	Goodwill Acquired	Foreign Currency Translation and Other	Balance at December 31, 2008
Food Packaging	$ 388.0	—	(6.6)	$ 381.4
Food Solutions	149.7	—	(2.5)	147.2
Protective Packaging	1,275.2	1.1	(21.6)	1,254.7
Other	156.8	—	(2.0)	154.8
Total	$1,969.7	1.1	(32.7)	$1,938.1

In accordance with SFAS No. 142, the Company tests goodwill for impairment on a reporting unit basis annually during the fourth quarter of each year and at other times if events or circumstances exist that indicate the carrying value of goodwill may potentially be no longer be recoverable. The Company completed step one of its annual impairment test and fair value analysis for goodwill, and there were no impairments present and no impairment charge was recorded during the years ended December 31, 2008, 2007 and 2006.

The Company uses a fair value approach to test goodwill for impairment. The Company must recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The Company derives an estimate of fair values for each of the Company's reporting units using a combination of an income approach and two market approaches, each based on an applicable weighting. The Company assesses the applicable weighting based on such factors as current market conditions and the quality and reliability of the data. Absent an indication of fair value from a potential buyer or similar specific transactions, the Company believes that the use of these methods provides a reasonable estimate of a reporting unit's fair value. Fair value computed by these methods is arrived at using a number of factors, including projected future operating results, anticipated future cash flows, comparable marketplace data within a consistent industry grouping, and the cost of capital. There are inherent uncertainties, however, related to these factors and to the Company's judgment in applying them to this analysis. Nonetheless, the Company believes that the combination of these methods provides a reasonable approach to estimate the fair value of the Company's reporting units. Assumptions for sales, earnings and cash flows for each reporting unit were consistent among these methods.

The income approach is based upon the present value of expected cash flows. Expected cash flows are converted to present value using factors that consider the timing and risk of the future cash flows. The estimate of cash flows used is prepared on an unlevered debt-free basis. The discount rate reflects a market-derived weighted average cost of capital. The Company believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating and cash flow performance. The projections are based upon the Company's best estimates of projected economic and market conditions over the related period including growth rates, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital.

The Company uses two market approaches. The first market approach estimates the fair value of the reporting unit by applying EBITDA multiples to the reporting unit's operating performance. The EBITDA multiples are derived from comparable publicly-traded companies with similar investment characteristics to the reporting unit. The Company believes that this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to its reporting units and the Company. The second market approach is based on the publicly-traded common shares of the Company and the estimate of fair value of the reporting unit is based on the applicable EBITDA multiples of the Company. The key estimates and assumptions that are used to determine fair value under the two market approaches include trailing and future 12-month EBITDA results, as applicable. Under both market approaches, a control premium is applied to the calculated equity values to adjust the public trading value upward for a 100% ownership interest, where applicable.

The excess of fair value over carrying value for each of the Company's reporting units that had their determination of fair values updated as part of the annual goodwill impairment test, at the annual test date in the fourth quarter of 2008, ranged from approximately 17% to approximately 109%. Due to the decline in the Company's expected earnings, its market multiples and in the Company's common stock price at December 31, 2008, the Company updated its determination of fair values and its testing as of December 31, 2008, and the excess of fair value over carrying value for the same reporting units ranged from approximately 9% to approximately 62%.

Although the Company determined that there was no goodwill impairment in 2008, the future occurrence of a potential indicator of impairment, such as a decrease in expected earnings, adverse equity market conditions, a decline in current market multiples, a decline in the Company's common stock price, a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, strategic decisions made in response to economic or competitive conditions, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, could require an interim assessment for some or all of the reporting units prior to the next required annual assessment. In the event of significant adverse changes of the nature described above, the Company might have to recognize a non-cash impairment of goodwill, which could have a material adverse effect on the Company's consolidated financial position and results of operations.

Identifiable Intangible Assets

The following tables summarize the Company's identifiable intangible assets with definite and indefinite useful lives.

	December 31,	
	2008	2007
Gross carrying value	$113.7	$113.5
Accumulated amortization	(49.5)	(43.1)
Total	$ 64.2	$ 70.4

These identifiable intangible assets are included in other assets, net, on the consolidated balance sheets and include $8.9 million of trademarks acquired with the acquisition of certain assets related to the Ethafoam® and related polyethylene foam product lines in 2007 that the Company has determined to have an indefinite useful life.

Amortization expense of identifiable intangible assets was $10.9 million in 2008, $6.5 million in 2007 and $5.0 million in 2006. Amortization expense of identifiable intangible assets is included in marketing, administrative and development expenses on the consolidated statements of operations.

Assuming no change in the gross carrying value of identifiable intangible assets from the value at December 31, 2008, the estimated future amortization expense is as follows:

2009	$10.9
2010	9.5
2011	6.5
2012	5.2
2013	4.8
Thereafter	18.4
Total	$55.3

NOTE 10. OTHER LIABILITIES

The following tables detail the Company's other current liabilities and other liabilities at December 31, 2008 and 2007:

	December 31,	
	2008	2007
Other current liabilities:		
Accrued salaries, wages and related costs	$132.8	$163.2
Accrued operating expenses	118.6	112.8
Income taxes payable	33.6	8.0
Accrued customer volume rebates	71.8	76.4
Accrued interest	26.4	32.1
Accrued employee benefit liability	4.2	2.7
Total	$387.4	$395.2

	December 31,	
	2008	2007
Other liabilities:		
Accrued employee benefit liability	$ 93.3	$ 78.1
Other postretirement liability	2.5	2.5
Accrued restructuring costs	9.4	3.2
Other various liabilities	38.3	51.8
Total	$143.5	$135.6

(Amounts in tables in millions, except share and per share data) (continued)

NOTE 11. DEBT AND CREDIT FACILITIES

The following table shows the Company's total debt at December 31, 2008 and 2007:

	December 31,	
	2008	2007
Short-term borrowings	$ 37.6	$ 36.5
Current portion of long-term debt[1]	151.5	303.7
Total current debt	189.1	340.2
Long-term debt, less current portion:		
6.95% Senior Notes due May 2009, less unamortized discount of $0.3 in 2007[1]	—	227.0
5.625% Senior Notes due July 2013, less unamortized discount of $0.7 in 2008 and $0.8 in 2007[2]	399.3	399.2
6.875% Senior Notes due July 2033, less unamortized discount of $1.5 in 2008 and 2007[2]	448.5	448.5
3% Convertible Senior Notes due June 2033[2]	431.3	431.3
Other	10.8	25.6
Total long-term debt, less current portion	1,289.9	1,531.6
Total debt	$1,479.0	$1,871.8

(1) During 2008, the Company retired its 5.375% Senior Notes with a face value of $300.0 million on their maturity date in April 2008. These senior notes were included in current portion of long-term debt in 2007. In the second quarter of 2008, the Company reclassified its 6.95% Senior Notes due May 2009 from long-term debt to current portion of long-term debt. In December 2008, the Company purchased $90.6 million in aggregate principal amount of these senior notes. See below for further information.

(2) Interest is payable semiannually in arrears.

Senior Notes

12% Senior Notes

On February 6, 2009, the Company issued $300 million aggregate principal amount of 12% senior unsecured notes due 2014 in a private offering. The notes were sold pursuant to the Note Purchase Agreement dated February 6, 2009 by and among the Company, subsidiaries of Berkshire Hathaway Inc. and Davis Selected Advisers, L.P.

These notes were sold to the purchasers at a price of 100% of the principal amount. Interest on the notes is payable semiannually in arrears on February 15 and August 15 of each year, commencing on August 15, 2009. The notes are non-callable by the Company. The indenture imposes limitations on the Company's operations and those of specified subsidiaries, including limitations on liens, sale and leaseback transactions and mergers, acquisitions and dispositions. These limitations are substantially equivalent to those contained in the indentures relating to the Company's other outstanding senior notes.

As indicated in a Schedule 13G/A dated February 13, 2009 filed with the SEC, Davis Selected Advisers, L.P. indicated that it had sole voting power with respect to 53,770,821 shares and sole dispositive power with respect to 57,784,149 shares of the Company's common stock, which then represented beneficial ownership of approximately 37% of the outstanding shares of the Company's common stock.

Upon receipt of these funds, the Company repaid amounts outstanding under its revolving credit facility and its accounts receivable securitization program and retained the balance as cash and cash equivalents. In the future, the Company intends to use the remaining net proceeds of the offering, in addition to the Company's existing financing facilities and its cash flows from operations, to provide for its 2009 debt obligations, including any cash payment under the Settlement agreement, if payment is required in 2009. The Company expects to incur an additional $33.0 million of interest expense in 2009 related to these senior notes.

5.375% Senior Notes

On April 15, 2008, the Company's 5.375% Senior Notes with a face value of $300.0 million matured. The Company used $165.0 million of funds drawn under its revolving credit facility and $135.0 million from the sale of receivables interests under its accounts receivable securitization program to retire this debt.

Before the retirement of the 5.375% Senior Notes, the Company recorded adjustments to their fair value as a result of the Company's related interest rate hedging. See Note 12, "Derivatives and Hedging Activities," for further discussion.

6.95% Senior Notes

In December 2008, the Company completed the purchase of $90.6 million in aggregate principal amount of its outstanding 6.95% Senior Notes due May 15, 2009, representing approximately 40% of the outstanding face value of these senior notes. The Company purchased these senior notes at their face value plus accrued interest utilizing funds from the Company's accounts receivable securitization program and available cash. Following this purchase there was a total of $136.7 million in principal amount of these senior notes outstanding.

Lines of Credit

The following table summarizes the Company's available lines of credit and committed and uncommitted lines of credit at December 31, 2008 and 2007 including the revolving credit facility and ANZ facility, which are discussed below:

	December 31,	
	2008	2007
Used lines of credit	$ 46.7	$ 46.4
Unused lines of credit	773.4	823.8
Total available lines of credit	$820.1	$870.2
Available lines of credit—committed	$588.8	$646.0
Available lines of credit—uncommitted	231.3	224.2
Total available lines of credit	$820.1	$870.2

The Company's principal credit lines were committed and consisted of the revolving credit facility and the ANZ facility. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

Revolving Credit Facilities

The Revolving Credit Facility The revolving credit facility is available for general corporate purposes, including the payment of amounts required to be paid upon the effectiveness of an appropriate plan of reorganization in the W. R. Grace & Co. bankruptcy. The Company may re-borrow amounts repaid under the revolving credit facility from time to time prior to the expiration or earlier termination of the revolving credit facility. The Company's obligations under the revolving credit facility bear interest at floating rates, which are generally determined by adding the applicable borrowing margin to the base rate or the interbank rate for the relevant currency and time period. The revolving credit facility provides for changes in borrowing margins based on the Company's long-term senior unsecured debt ratings. The facility has an expiration date of July 26, 2012.

The terms include a requirement that, upon the occurrence of specified events that would adversely affect the Settlement agreement in the Grace bankruptcy proceedings or would materially increase the Company's liability in respect of the Grace bankruptcy or the asbestos liability arising from the Cryovac transaction, the Company would be required to repay any amounts outstanding under the revolving credit facility, or refinance the facility, within 60 days. See "Settlement agreement and Related Costs" and "Cryovac Transaction" and "Contingencies Related to the Cryovac Transaction," of Note 16, "Commitments and Contingencies," for further discussion.

In June 2007, the Company entered into a letter amendment to the revolving credit facility. As a result of this amendment, amounts outstanding under the revolving credit facility are no longer guaranteed by the Company's principal U.S. operating subsidiaries. The release of the subsidiary guarantees under the revolving credit facility resulted in the contractual release of subsidiary guarantees of the Company's senior notes and amounts outstanding under the ANZ facility.

The revolving credit facility commitments include $28.0 million provided by Lehman Commercial Paper Inc., a subsidiary of Lehman Brothers Holdings Inc. As a result of the bankruptcy filing of Lehman Brothers Holdings Inc. and certain of its subsidiaries in September 2008, Lehman Commercial Paper Inc. is no longer funding borrowing requests under the revolving credit facility. At December 31, 2008, the total amount available under the revolving credit facility was approximately $472.0 million.

On December 12, 2008, the parties to the revolving credit facility entered into an amendment that modified some definitions and calculations of the financial covenants in the revolving credit facility, including changes to the definition of earnings before interest, taxes, depreciation and amortization. In addition, while the current total amount available for borrowing under the revolving credit facility is approximately $472.0 million, the amendment also provides a mechanism to increase the total facility size to a maximum of $750.0 million. This does not represent a commitment by the lenders to increase the facility size; rather, it provides the Company with a simplified method of requesting an increase at a later date if desired and market conditions permit. This mechanism is not included in the available lines of credit table above.

This amendment provided for up-front fees for timely agreement to the amendment, increased facility fees and increased drawn pricing. Facility fees are payable at the rate of 0.20% per annum on the total amount of the revolving credit facility. The revolving credit facility provides for changes in facility fees based on the Company's long-term senior unsecured debt ratings. This amendment provides for springing subsidiary guarantees if the Company's long-term senior unsecured debt ratings by both Moody's and Standard & Poor's fall below investment grade.

During 2008, the Company borrowed funds from time to time under its revolving credit facility. Interest expense related to the funds drawn in 2008 under the revolving credit facility was $2.0 million and had a weighted average interest rate of 3.69%. At December 31, 2008 and 2007, there were no amounts outstanding under this facility.

(Amounts in tables in millions, except share and per share data) (continued)

ANZ Facility The Company has a 170.0 million Australian dollar, dual-currency revolving credit facility due March 2010, known as the ANZ facility, which was equivalent to U.S. $116.8 million at December 31, 2008. A syndicate of banks made this facility available to a group of the Company's Australian and New Zealand subsidiaries for general corporate purposes, including refinancing of previously outstanding indebtedness. The Company may re-borrow amounts repaid under the ANZ facility from time to time prior to the expiration or earlier termination of the facility. The Company plans to renew or replace the ANZ prior to its expiration date. However, there is no assurance that the syndicate of banks will renew or replace this facility.

The Company's obligations under the ANZ facility bear interest at floating rates, which are generally determined by adding the applicable borrowing margin to the base rate or the interbank rate for the relevant currency and time period. The ANZ facility provides for changes in borrowing margins based on the Company's long-term senior unsecured debt ratings.

In December 2008, the Company borrowed funds under its ANZ facility and the Company had an outstanding balance of 9.4 million Australian dollars which was equivalent to U.S. $6.5 million at December 31, 2008. Interest expense related to the funds drawn in 2008 under this facility was $0.6 million and had a weighted average interest rate of 8.75%. There were no amounts outstanding under this facility at December 31, 2007.

Other Lines of Credit

Substantially all the Company's short-term borrowings of $37.6 million at December 31, 2008 and $36.5 million at December 31, 2007 were outstanding under lines of credit available to several of the Company's foreign subsidiaries. The following table details the Company's other lines of credit at December 31, 2008 and 2007:

	December 31,	
	2008	2007
Available lines of credit	$222.2	$214.2
Unused lines of credit	191.1	177.8
Weighted average interest rate	11.2%	11.0%

3% Convertible Senior Notes

In July 2003, the Company issued 3% convertible Senior Notes that were exempt from registration in reliance upon Rule 144A and other available exemptions under the Securities Act of 1933. Upon issuance of the 3% convertible Senior Notes, the holders had the right to convert those notes into shares of the Company's common stock at a conversion rate of 14.2857 shares per $1,000 principal amount of the notes, which was equivalent to a conversion price of $70.00 per share, subject to anti-dilution adjustments, before the close of business on June 30, 2033. In accordance with the anti-dilution provisions of the indenture governing the 3% convertible Senior Notes, as a result of the payment of quarterly dividends on the Company's common stock and the two-for-one common stock split in March 2007, at December 31, 2008 the conversion rate had been adjusted to 29.9906 shares per $1,000 principal amount of the notes, which is equivalent to a conversion price of $33.34 per share. Holders may convert their convertible senior notes only under the following circumstances: (1) during any calendar quarter, if the closing sale price of the Company's common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (2) during any period in which (i) the long-term credit rating assigned to the notes by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, or Moody's Investors Services, Inc. is lower than BB+ or Ba2, respectively, (ii) either Standard & Poor's or Moody's no longer rates the notes or has withdrawn or suspended this rating, or (iii) the notes are not assigned a rating by both Standard & Poor's and Moody's; (3) during the five business day period immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of the Company's common stock and the conversion rate; (4) if the notes have been called for redemption; or (5) upon the occurrence of specified corporate events. None of these circumstances that would allow for conversion of the notes has arisen at any time since their issuance.

The Company has the option to redeem the 3% convertible Senior Notes at a price equal to 101.857% of their aggregate principal amount, declining to 100.429% on June 30, 2009 and to 100% on June 30, 2010.

The holders of the 3% convertible Senior Notes have the option to require the Company to repurchase the 3% convertible Senior Notes on June 30 of 2010, 2013, 2018, 2023 and 2028, or upon the occurrence of a fundamental change in or a termination of trading of the Company's common stock, at a price equal to 100% of their principal amount, plus accrued and unpaid interest.

Covenants

Each issue of the Company's outstanding senior notes imposes limitations on the Company's operations and those of specified subsidiaries. The principal limitations restrict liens, sale and leaseback transactions and mergers, acquisitions and dispositions. The revolving credit facility contains financial covenants relating to interest coverage, debt leverage and minimum liquidity and restrictions on the creation of liens, the incurrence of additional indebtedness, acquisitions, mergers and consolidations, asset sales, and amendments to the Settlement agreement discussed above. The ANZ facility contains financial covenants relating to debt leverage, interest coverage and tangible net worth and restrictions on the creation of liens, the incurrence of additional indebtedness and asset sales, in each case relating to the Australian and New Zealand subsidiaries of the Company that are borrowers under the facility. The Company was in compliance with the above financial covenants and limitations, as applicable, at December 31, 2008 and 2007.

Debt Maturities

Scheduled annual maturities of the Company's long-term debt, including the current portion of long-term debt, exclusive of debt discounts and the Company's obligations under capital leases for the five years subsequent to December 31, 2008 and thereafter are as follows:

2009	$ 146.2
2010[1]	431.3
2011	—
2012	—
2013	400.0
Thereafter	450.1
Total	$1,427.6

(1) This amount includes the 3% convertible Senior Notes since the holders of these notes have the option to require the Company to repurchase the senior notes on June 30 of 2010, 2013, 2018, 2023 and 2028 as described above.

NOTE 12. DERIVATIVES AND HEDGING ACTIVITIES

The Company reports all derivative instruments on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

The Company is exposed to market risk, such as fluctuations in foreign currency exchange rates and changes in interest rates. To manage the volatility relating to these exposures, the Company enters into various derivative instruments from time to time under its risk management policies. The Company designates derivative instruments as hedges on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments offset in part or in whole corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its policy. The Company does not purchase, hold or sell derivative financial instruments for trading purposes. The Company's practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if the Company determines the underlying forecasted transaction is no longer probable of occurring.

Foreign Currency Forward Contracts

The Company is exposed to market risk, such as fluctuations in foreign currency exchange rates. The Company's subsidiaries have foreign currency exchange exposure from buying and selling in currencies other than their functional currencies. The primary purpose of the Company's foreign currency hedging activities is to manage the potential changes in value associated with the amounts receivable or payable on transactions denominated in foreign currencies.

The Company was party to foreign currency forward contracts with an aggregate notional amount of $421.6 million maturing through March 2009 at December 31, 2008 and $385.1 million, which matured by October 2008 at December 31, 2007.

These contracts were entered into to minimize the impact of the changes in foreign currencies related to certain foreign currency denominated interest-bearing intercompany loans and receivables and payables. The changes in fair value of these contracts are recognized in other (expense) income, net, on the consolidated statements of operations and are largely offset by the remeasurement of the underlying foreign currency denominated items. These contracts had original maturities of less than 12 months.

The estimated fair value of these contracts, which represents the estimated net payments that the Company would be paid or received by the Company in the event of termination of these contracts, based on the then current foreign currency exchange rates, was a net receivable of $12.7 million at December 31, 2008 and a net payable of $0.5 million at December 31, 2007. The related net gains and losses were largely offset by the net gains and losses resulting from the remeasurement of the underlying foreign currency denominated items.

Interest Rate Swaps

From time to time, the Company may use interest rate swaps to manage its mix of fixed and floating rates on its outstanding indebtedness.

(Amounts in tables in millions, except share and per share data) (continued)

Before April 15, 2008, the Company had outstanding interest rate swaps with a total notional amount of $300.0 million that qualified and were designated as fair value hedges. The Company entered into these interest rate swaps to effectively convert its 5.375% Senior Notes due April 2008 into floating rate debt and accordingly recorded a mark to market adjustment to record a decrease in the fair value of the 5.375% Senior Notes of $0.3 million. The Company retired its 5.375% Senior Notes on April 15, 2008, their maturity date. The related interest rate swaps matured on the same day. See Note 11, "Debt and Credit Facilities," for further discussion of the debt retirement. At December 31, 2008, the Company had no outstanding interest rate swaps.

At December 31, 2007, the Company recorded a mark to market adjustment to record a decrease of $2.1 million in the fair value of the 5.375% Senior Notes due to changes in interest rates and an offsetting increase to other current liabilities at to record the fair value of the related interest rate swaps. There was no ineffective portion of the hedges recognized in earnings during the period.

In 2008, 2007 and 2006, under the terms of the $300.0 million outstanding interest rate swap agreements, the Company received interest at a fixed rate and paid interest at variable rates that were based on the six-month London Interbank Offered Rate, or LIBOR. As a result, interest expense included $2.1 million in 2008, $7.7 million in 2007 and $6.6 million in 2006 in connection with these swap agreements.

In 2007, the Company terminated forward starting interest rate swaps. As a result, the Company received cash of $3.7 million related to this termination and recognized a gain for this amount in other (expense) income, net, in the consolidated statement of operations.

Other Derivative Instruments

The Company may use other derivative instruments from time to time, such as foreign exchange options to manage exposure due to foreign exchange rates and interest rate and currency swaps related to access to additional sources of international financing. These instruments can potentially limit foreign exchange exposure and limit or adjust interest rate exposure by swapping borrowings denominated in one currency for borrowings denominated in another currency. At December 31, 2008 and 2007, the Company had no foreign exchange options or interest rate and currency swap agreements outstanding.

Cash Flow Hedges

In accordance with SFAS No. 133, the Company records gains and losses on derivatives qualifying as cash flow hedges in other comprehensive loss, to the extent that these hedges are effective and until it recognizes the underlying transactions in net earnings, at which time it recognizes these gains and losses in other (expense) income, net, on the consolidated statements of operations.

Other comprehensive loss reflected net unrealized after tax losses of $0.6 million ($1.1 million pre-tax) in 2008, $0.6 million ($1.0 million pre-tax) in 2007 and $0.7 million ($1.1 million pre-tax), in 2006.

The estimated net amount of the existing unrecognized net losses on derivative instruments that the Company expects to be reflected in the consolidated statements of operations within the next twelve months is $1.1 million, pre-tax. The unrealized amounts in other comprehensive loss will fluctuate based on changes in the fair value of open contracts during each reporting period.

NOTE 13. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

As discussed in "Recent Accounting Pronouncements," of Note 2, "Summary of Significant Accounting Policies and Recent Accounting Pronouncements" the Company adopted the provisions of SFAS No. 157 on January 1, 2008 for financial assets and liabilities measured at fair value on a recurring basis. SFAS No. 157 applies to all financial assets and financial liabilities that are being measured and reported at fair value. The adoption of SFAS No. 157 did not have an impact on the Company's consolidated financial position or results of operations.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The following table shows the fair values of the Company's financial assets and liabilities measured at fair value on a recurring basis by the above SFAS No. 157 input levels as of December 31, 2008 (in millions):

	As of December 31, 2008			
	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$32.1	$1.9	$30.2	$ —
Non-current investments—available-for-sale securities	$10.7	$ —	$ —	$10.7
Derivative financial instruments:				
Foreign currency forward contracts	$12.7	$ —	$12.7	$ —

The following table shows a reconciliation of the Company's available-for-sale securities, which are measured at fair value on a recurring basis using Level 3 inputs as of December 31, 2008 (in millions):

Original cost basis	$44.7
Other than temporary impairment included in earnings	34.0
Balance as of December 31, 2008	$10.7

Cash Equivalents
The Company's cash equivalents include short-term investments, which include time deposits (fair value determined using Level 1 inputs) and commercial paper (fair value determined using Level 2 inputs). Since these are short-term highly liquid investments with original maturities of three months or less at the date of purchase, they present negligible risk of changes in fair value due to changes in interest rates.

Non-current Investments—Available-for-Sale Securities
The Company's non-current investments—available-for-sale securities consist of auction rate securities, which are recorded at fair value on the consolidated balance sheets using an income approach valuation technique based on the Company's observations by analysis and interpretation from related securities in secondary markets.

Since these auction rate securities do not currently have readily available or observable prices the Company used the income approach to determine the fair value of these securities. Consistent with the provisions of SFAS No. 157 and FSP 157-3, the Company calculated its estimated valuation for these investments using a bond calculation. The valuation methodology included the following inputs and assumptions:

Maturity—The Company's debt instruments investments have stated maturities that exceed 13 years, while the other investments are non-cumulative perpetual preferred stock investments with no maturity dates. The Company's valuation model assumes that auctions of all of the investments will resume or that a financial resolution will otherwise be achieved within the next 10 years (the "workout period").

Coupon—All of these investments are variable rate instruments, with interest rates resetting every 28 days based on a pre-determined formula. Since the workout period is assumed to be 10 years, the Company used the 10-year U.S. dollar interest rate swap rate plus an additional issuer credit spread to reflect a fixed coupon for the debt instruments over the 10-year period. The Company assumed a zero coupon rate for the two perpetual preferred stock investments.

Yield-to-Maturity—The Company used the 10-year U.S. dollar interest rate swap rate plus credit default swap spreads for each issuer. The Company also included an additional liquidity risk premium of 100 basis points in its yield-to-maturity assumption.

The Company's valuation methodology calculations are subjective and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the Company's estimates.

See Note 5, "Available-for-Sale Investments," for more details.

Derivative Financial Instruments
The Company's foreign currency forward contracts are recorded at fair value on the consolidated balance sheets using an income approach valuation technique based on observable market inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables in millions, except share and per share data) (continued)

Observable market inputs used in the calculation of the foreign currency forward contracts include foreign currency spot and forward rates. In addition, other pricing data quoted by various banks and foreign currency dealers involving identical or comparable instruments are included. The fair value generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

Other Financial Instruments

The following financial instruments are recorded at fair value or at amounts that approximate fair value: (1) cash and cash equivalents, (2) receivables, net, (3) certain other current assets, (4) accounts payable and (5) other current liabilities. The carrying amounts reported in the consolidated balance sheets for the above financial instruments closely approximates their fair value due to the short-term nature of these assets and liabilities.

To calculate the fair values of the Company's senior notes at December 31, 2008 and 2007, the Company utilizes a market approach. Due to the restricted investor base and the notional value of the senior notes, the senior notes may not be actively traded on the date the fair value is calculated. Therefore, the Company utilizes prices and other relevant information generated by market transactions involving identical securities, reflecting U.S. Treasury yields to calculate the yield-to-maturity and the price on each of the Company's senior notes. These inputs are provided by an independent third party.

The Company derived the fair value estimates of the Company's various other debt instruments by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. The Company also incorporates its credit default swap rates and currency specific swap rates to each debt instrument, as applicable.

These estimates are subjective and involve uncertainties and matters of significant judgment, and therefore the Company cannot determine them with precision. Changes in assumptions could significantly affect the Company's estimates.

The fair value of the debt in the table below differs from the carrying amount due to changes in interest rates based on market conditions as of December 31, 2008 and 2007. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise.

The carrying amounts and estimated fair values of the Company's debt at December 31, 2008 and 2007 were as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
6.95% Senior Notes due 2009	$ 136.7	$ 135.3	$ 227.0	$ 232.7
5.375% Senior Notes[(1)] due 2008	—	—	297.8	300.6
5.625% Senior Notes due 2013	399.3	320.0	399.2	397.2
6.875% Senior Notes due 2033	448.5	315.0	448.5	404.6
3% Convertible Senior Notes	431.3	374.9	431.3	416.1
Other foreign loans	48.5	48.4	49.2	48.5
Other loans	14.7	11.2	18.8	18.0
Total debt	$1,479.0	$1,204.8	$1,871.8	$1,817.7

(1) The carrying value and fair value of such debt includes adjustments due to interest rate swaps. See Note 12, "Derivatives and Hedging Activities."

Credit and Market Risk

Financial instruments, including derivatives, expose the Company to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk.

The Company does not expect any of its counterparties in derivative transactions to fail to perform as it is the Company's policy to have counterparties to these contracts that are rated at least A– by Standard & Poor's and A3 by Moody's. Nevertheless, there is a risk that the Company's exposure to losses arising out of derivative contracts could be material if the counterparties to these agreements fail to perform their obligations.

The Company monitors the impact of market risk on the fair value and cash flows of its derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restricts the use of derivative financial instruments to hedging activities. The Company does not use derivative financial instruments for trading or other speculative purposes and does not use leveraged derivative financial instruments.

The Company continually monitors the creditworthiness of its diverse base of customers to which it grants credit terms in the normal course of business and generally does not require collateral. The Company considers the concentrations of credit risk associated with its trade accounts receivable to be commercially reasonable and believes that such concentrations do not leave it vulnerable to significant risks of near-term severe adverse impacts. The terms and conditions of the Company's credit sales are designed to mitigate concentrations of credit risk with any single customer. The Company's sales are not materially dependent on a single customer or a small group of customers.

NOTE 14. EMPLOYEE BENEFITS AND INCENTIVE PROGRAMS

Profit Sharing and Retirement Savings Plans

The Company has a non-contributory profit-sharing plan covering most of its U.S. employees. Contributions to this plan, which are made at the discretion of the Company's Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also maintains a contributory thrift and retirement savings plan in which most of its U.S. employees are eligible to participate. The contributory thrift and retirement savings plan generally provides for Company contributions in cash based upon the amount contributed to the plan by the participants. Company contributions to or provisions for its profit-sharing plan and thrift and retirement savings plan are charged to operations and amounted to $25.2 million in 2008, $32.8 million in 2007 and $30.4 million in 2006. In 2008, 2007 and 2006 there were no shares of common stock issued for the Company's contribution to its profit-sharing plan.

Defined Benefit Pension Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"), as of December 31, 2006. SFAS No. 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan measured as the difference between the fair value of plan assets and the projected benefit obligations of the employee benefit plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of taxes. Each over funded plan is recognized as an asset and each under funded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of accumulated other comprehensive loss in the line item unamortized pension items that is included in total shareholders' equity. The amount of unamortized pension items is recorded net of tax. Additional minimum pension liabilities and related intangible assets were also derecognized upon adoption of the new standard. The measurement date used by the Company to determine the benefit obligations and the plan assets is December 31. The Company adopted the provisions of SFAS No. 158 in 2006 and adjusted its shareholders' equity for a cumulative effect of $55.8 million, net of taxes.

United States

A limited number of the Company's U.S. employees, including some employees who are covered by collective bargaining agreements, participate in defined benefit pension plans. The following table presents the Company's funded status for 2008 and 2007 under the provision of SFAS No. 158 for its U.S. pension plans. The measurement date for the defined benefit pension plans presented below is December 31 of each period.

	2008	2007
Change in benefit obligation:		
Projected benefit obligation at beginning of period	$ 44.5	$43.2
Service cost	1.8	1.4
Interest cost	2.7	2.5
Actuarial loss (gain)	2.8	(1.5)
Curtailment loss	3.2	—
Benefits paid	(1.1)	(1.1)
Projected benefit obligation at end of period	$ 53.9	$44.5
Change in plan assets:		
Fair value of plan assets at beginning of period	$ 36.9	$34.9
Actual (loss) gain on plan assets	(8.5)	2.3
Employer contributions	4.5	0.8
Benefits paid	(1.1)	(1.1)
Fair value of plan assets at end of period	31.8	36.9
Under funded status at end of year	$(22.1)	$ (7.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables in millions, except share and per share data) (continued)

Amounts included in the consolidated balance sheets consisted of:

	2008	2007
Other assets	$ —	$ 1.4
Other liabilities	(22.1)	(9.0)
Net amount recognized	$(22.1)	$ (7.6)

The following table shows the components of the Company's net periodic benefit cost for the three years ended December 31, 2008, for its U.S. pension plans charged to operations.

	2008	2007	2006
Components of net periodic benefit cost:			
Service cost	$ 1.8	$ 1.4	$ 1.2
Interest cost	2.7	2.5	2.1
Expected return on plan assets	(3.0)	(2.8)	(2.6)
Amortization of prior service cost	0.7	0.7	0.7
Amortization of net actuarial loss	0.7	1.1	0.9
Net periodic benefit cost	$ 2.9	$ 2.9	$ 2.3

The amounts in accumulated other comprehensive loss, net of taxes that have not yet been recognized as components of net periodic benefit cost at December 31, 2008, are:

Unrecognized prior service costs	$ 1.5
Unrecognized net actuarial loss	27.5
Total	$29.0

Changes in plan assets and benefit obligations recognized in other comprehensive loss in 2008 were as follows:

Current year actuarial loss	$14.4
Amortization of actuarial loss	(0.7)
Amortization of prior service cost	(0.7)
Other	(0.5)
Total recognized in other comprehensive loss	$12.5

The amounts in accumulated other comprehensive loss, net of taxes that are expected to be recognized as components of net periodic benefit cost during 2009 are as follows:

Unrecognized prior service costs	$ 0.5
Unrecognized net actuarial loss	1.6
Total	$ 2.1

Actuarial Assumptions

Weighted average assumptions used to determine benefit obligations at December 31, 2008 and 2007 were as follows:

	2008	2007
Discount rate	6.0%	6.3%
Rate of compensation increase	3.5%	3.5%

Weighted average assumptions used to determine net periodic benefit cost for the three years ended December 31, 2008 were as follows:

	2008	2007	2006
Discount rate	6.3%	5.8%	5.5%
Expected long-term rate of return	8.0%	8.0%	8.0%
Rate of compensation increase	3.5%	3.5%	4.5%

The Company reviews the expected long-term rate of return on plan assets annually, taking into consideration the Company's asset allocation, historical returns, and the current economic environment.

The Company's long-term objectives for plan investments are to ensure that (a) there is an adequate level of assets to support benefit obligations to participants over the life of the plans, (b) there is sufficient liquidity in plan assets to cover current benefit obligations, and (c) there is a high level of investment return consistent with a prudent level of investment risk. The investment strategy is focused on a long-term total return in excess of a pure fixed income strategy with short-term volatility less than that of a pure equity strategy. To accomplish this objective, the Company causes assets to be invested in a balanced and diversified mix of equity and fixed income investments. The target asset allocation will typically be 50–65% in equity securities, with a maximum equity allocation of 75%, and 35–50% in fixed income securities, with a minimum fixed income allocation of 25% including cash.

The U.S. pension asset allocations at December 31, 2008 and 2007 were as follows:

	2008	2007
Equities	49.5%	57.5%
Fixed income investments	38.4%	36.4%
Cash and cash equivalents	12.1%	6.1%

The Company expects to contribute approximately $7.0 million to $10.0 million to its U.S. defined benefit plans in 2009.

Estimated Future Benefit Payments

The Company expects the following estimated future benefit payments, which reflect expected future service, as appropriate, to be paid in the years indicated:

Year	Amount
2009	$ 1.8
2010	2.3
2011	2.5
2012	2.7
2013	3.0
2014–2018	19.6

International

Some of the Company's non-U.S. employees participate in defined benefit pension plans in their respective countries. The following table presents the Company's funded status for 2008 and 2007 under the provision of SFAS No. 158 for its non-U.S. pension plans. The measurement date for the defined benefit pension plans presented below is December 31 of each period.

	2008	2007
Change in benefit obligation:		
Projected benefit obligation at beginning of period	$306.6	$283.0
Service cost	7.4	6.9
Interest cost	17.2	15.3
Actuarial gain	(19.1)	(7.7)
Settlement/curtailment gain	(7.9)	(1.7)
Benefits paid	(22.1)	(12.8)
Employee contributions	1.8	1.7
Foreign exchange impact	(46.1)	21.9
Projected benefit obligation at end of period	$237.8	$306.6
Change in plan assets:		
Fair value of plan assets at beginning of period	$256.2	$234.9
Actual (loss) gain on plan assets	(27.9)	6.4
Employer contributions	10.2	8.2
Employee contributions	1.8	1.7
Benefits paid	(21.9)	(12.8)
Assets transferred to defined contribution plan	(1.6)	—
Settlement gain	(7.3)	—
Foreign exchange impact	(43.9)	17.8
Fair value of plan assets at end of period	165.6	256.2
Under funded status at end of year	$ (72.2)	$ (50.4)

Amounts included in the consolidated balance sheets consisted of:

	2008	2007
Other assets	$ 3.2	$ 21.4
Other current liabilities	(4.2)	(2.7)
Other liabilities	(71.2)	(69.1)
Net amount recognized	$(72.2)	$(50.4)

The following table shows the components of the Company's net periodic benefit cost for the three years ended December 31, 2008 for its non-U.S. pension plans charged to operations.

	2008	2007	2006
Components of net periodic benefit cost:			
Service cost	$ 7.4	$ 6.9	$ 7.9
Interest cost	17.2	15.3	13.2
Expected return on plan assets	(15.4)	(16.0)	(14.0)
Amortization of prior service cost	0.2	0.1	0.2
Amortization of net actuarial loss	4.7	5.8	6.2
Net periodic benefit cost	$ 14.1	$ 12.1	$ 13.5

The amounts in accumulated other comprehensive loss, net of taxes that have not yet been recognized as components of net periodic benefit cost at December 31, 2008 are:

Unrecognized prior service costs	$ 0.6
Unrecognized net actuarial loss	62.7
Total	$ 63.3

Changes in plan assets and benefit obligations recognized in other comprehensive loss in 2008 were as follows:

Current year actuarial loss	$ 24.1
Amortization of actuarial loss	(4.7)
Amortization of prior service cost	(0.2)
Settlement/curtailment loss	(4.5)
Effects of changes in foreign currency rates	(15.9)
Total recognized in other comprehensive loss	$ (1.2)

The amounts in accumulated other comprehensive loss, net of taxes that are expected to be recognized as components of net periodic benefit cost during 2009 are as follows:

Unrecognized prior service costs	$ 0.1
Unrecognized net actuarial loss	6.6
Total	$ 6.7

(Amounts in tables in millions, except share and per share data) (continued)

Information for plans with accumulated benefit obligations in excess of plan assets as of December 31, 2008 is as follows:

Accumulated benefit obligation	$167,014
Fair value of plan assets	108,943

Actuarial Assumptions

Weighted average assumptions used to determine benefit obligations at December 31, 2008 and 2007 were as follows:

	2008	2007
Discount rate	6.0%	5.9%
Rate of compensation increase	3.6%	3.8%

Weighted average assumptions used to determine net cost for the three years ended December 31, 2008 were as follows:

	2008	2007	2006
Discount rate	5.9%	5.2%	5.1%
Expected long-term rate of return	6.6%	7.0%	7.5%
Rate of compensation increase	3.8%	4.0%	3.9%

The Company reviews the expected long-term rate of return on plan assets annually, taking into consideration the Company's asset allocation, historical returns, and the current economic environment.

The Company's long-term objectives for plan investments are to ensure that (a) there is an adequate level of assets to support benefit obligations to participants over the life of the plans, (b) there is sufficient liquidity in plan assets to cover current benefit obligations, and (c) there is a high level of investment return consistent with a prudent level of investment risk. The investment strategy is focused on a long-term total return in excess of a pure fixed income strategy with short-term volatility less than that of a pure equity strategy. To accomplish this objective, the Company causes assets to be invested primarily in a diversified mix of equity and fixed income investments.

The non-U.S. pension asset allocations at December 31, 2008 and 2007 were as follows:

	2008	2007
Equities	33.8%	43.3%
Fixed income investments	52.5%	46.1%
Cash and cash equivalents	12.7%	9.4%
Real estate	1.0%	1.2%

The Company expects to contribute approximated $7.0 million to $10.0 million to its non-U.S. defined benefit plans in 2009.

Estimated Future Benefit Payments

The Company expects the following estimated future benefit payments, which reflect expected future service, as appropriate, to be paid in the years indicated:

Year	Amount
2009	$14.5
2010	11.8
2011	12.7
2012	13.6
2013	14.0
2014–2018	78.6

Other Postretirement Benefit Plans

The Company generally does not offer its employees postretirement benefits other than programs that are required by the foreign countries in which the Company operates. In the U.S., the Company offers a program that is fully funded by the participating retired employees. These programs are not material to the Company's consolidated financial position or results of operations.

Since March 31, 1998, the Company has offered to some U.S. employees of the Cryovac packaging business a fixed subsidy applicable to participation in its U.S. postretirement healthcare program. The accrued benefit liability associated with these subsidies amounted to $2.5 million at December 31, 2008 and 2007. The net periodic postretirement expense and credit components, together with other remaining postretirement healthcare plan disclosures under SFAS No. 132, are not material to the Company's consolidated financial statements.

NOTE 15. INCOME TAXES

The components of earnings before income tax provision were as follows:

	2008	2007	2006
Domestic	$ 73.1	$221.8	$191.2
Foreign	149.2	234.2	208.9
Total	$222.3	$456.0	$400.1

The components of the income tax provision were as follows:

	2008	2007	2006
Current tax expense:			
Federal	$ 36.7	$ 56.8	$ 83.7
State and local	2.6	14.2	16.0
Foreign	42.6	60.5	71.0
Total current	81.9	131.5	170.7
Deferred tax benefit:			
Federal	(19.2)	(22.8)	(27.4)
State and local	(4.1)	(3.3)	(4.2)
Foreign	(16.2)	(2.4)	(13.1)
Total deferred tax benefit	(39.5)	(28.5)	(44.7)
Total provision	$ 42.4	$103.0	$ 126.0

Deferred tax assets (liabilities) consist of the following:

	December 31,	
	2008	2007
Settlement agreement and related accrued interest[1]	$ 339.5	$ 323.5
Restructuring reserves	15.9	—
Accruals not yet deductible for tax purposes	16.1	22.9
Foreign net operating loss carryforwards and investment tax allowances	39.9	42.4
Employee benefit items	42.2	30.3
Impairment of auction rate securities	12.6	—
Other	10.1	6.7
Gross deferred tax assets	476.3	425.8
Valuation allowance	(39.9)	(38.4)
Total deferred tax assets	436.4	387.4
Depreciation and amortization	(50.4)	(45.6)
Unremitted foreign earnings	(56.3)	(64.7)
Inventories	(6.1)	(3.6)
Other	(26.1)	(19.9)
Total deferred tax liabilities	(138.9)	(133.8)
Net deferred tax assets	$ 297.5	$ 253.6

(1) This deferred tax asset reflects the fair market value of 18 million shares of the Company's common stock at a post-split price of $17.86 per share based on the price when the Settlement agreement was reached in 2002. However, the value of this deferred tax asset will depend on the price of the Company's common stock at the time it is issued under the Settlement agreement. See Note 16, "Commitments and Contingencies," for further discussion.

Based upon anticipated future results, the Company has concluded that it is more likely than not that it will realize the $436.4 million balance of deferred tax assets at December 31, 2008, net of the valuation allowance of $39.9 million. The valuation allowance is related to the uncertainty of utilizing $115.8 million of foreign net operating loss carryforwards, or $29.7 million on a tax-effected basis, most of which have no expiration period, and $40.6 million of foreign investment tax allowances, or $10.2 million on a tax-effected basis, that have no expiration period.

Net deferred income taxes (credited) charged to shareholders' equity were $(5.8) million in 2008, $35.3 million in 2007 and $(12.2) million in 2006.

The U.S. federal statutory corporate tax rate reconciles to the Company's effective income tax rate as follows:

	2008	2007	2006
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(0.7)	1.6	1.9
Foreign earnings taxed at lower effective rates	(9.8)	(4.4)	(5.0)
Net change in reserves	(2.7)	(9.3)	—
Other	(2.7)	(0.3)	(0.4)
Effective income tax rate	19.1%	22.6%	31.5%

FIN 48

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no change in the liability for unrecognized tax benefits.

As required under FIN 48, the Company is providing the following disclosures related to the unrecognized tax benefits and the effect, if any, on the effective income tax rate if recognized.

	Gross	Net
Unrecognized tax benefits at January 1, 2008	$76.2	$66.3
Additions based on tax positions related to current year	0.2	0.2
Reductions for tax positions of prior years	(3.2)	(3.0)
Unrecognized tax benefits at December 31, 2008	$73.2	$63.5

(Amounts in tables in millions, except share and per share data) (continued)

If the unrecognized tax benefits at December 31, 2008 were recognized, the Company's income tax provision would decrease $63.5 million, resulting in a substantially lower effective tax rate.

There are no known tax positions reasonably possible to change over the next twelve months that would result in a material change in the Company's unrecognized tax benefits.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax provision on the consolidated statements of operations. The Company had a liability of approximately $2.9 million (of which $1.1 million represents penalties) at January 1, 2008 and a liability of $2.7 million (of which $1.1 million represents penalties) at December 31, 2008 for the payment of interest and penalties (before any tax benefit). In 2008, interest of $0.6 million (gross) ($0.4 million (net)) was reversed in connection with the related tax accruals for uncertainties for which the statute of limitations lapsed.

Income Tax Returns

In September 2008, the Internal Revenue Service, or IRS, concluded its examination of the Company's income tax returns for the years 2004 through 2006.

State income tax returns are generally subject to examination for a period of three to five years after their filing date. The Company has various state income tax returns in the process of examination.

Income tax returns in foreign jurisdictions have statutes of limitations generally ranging from three to five years after their filing date. The income tax returns filed by the Company's major foreign entities are open to possible examination beginning with the year shown in parentheses in the following countries: Australia (2004), Brazil (2004), Canada (2004), France (2006), Germany (2003), Italy (2004), Malaysia (2002), Mexico (2003), Netherlands (2007), New Zealand (2003), Spain (2004), Switzerland (2007) and the UK (2006). The Company's foreign income tax returns are under examination in various jurisdictions in which the Company conducts business.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Settlement agreement and Related Costs

On November 27, 2002, the Company reached an agreement in principle with the Committees appointed to represent asbestos claimants in the bankruptcy case of W. R. Grace & Co., known as Grace, to resolve all current and future asbestos-related claims made against the Company and its affiliates in connection with the Cryovac transaction described below (as memorialized by the parties in the Settlement agreement and as approved by the Bankruptcy Court, the "Settlement agreement"). The Settlement agreement will also resolve the fraudulent transfer claims and successor liability claims, as well as indemnification claims by Fresenius Medical Care Holdings, Inc. and affiliated companies, that had been made against the Company in connection with the Cryovac transaction. On December 3, 2002, the Company's Board of Directors approved the agreement in principle. The Company received notice that both of the Committees had approved the agreement in principle as of December 5, 2002. The parties subsequently signed the definitive Settlement agreement as of November 10, 2003 consistent with the terms of the agreement in principle. For a description of the Cryovac transaction, asbestos-related claims and the parties involved, see "Cryovac Transaction" and "Contingencies Related to the Cryovac Transaction" below.

The Company recorded a charge of $850.1 million as a result of the Settlement agreement in its consolidated statement of operations for the year ended December 31, 2002. The charge consisted of the following items:

- a non-cash charge of $512.5 million covering a cash payment that the Company will be required under the Settlement agreement to make upon the effectiveness of an appropriate plan of reorganization in the Grace bankruptcy. Because the Company cannot predict when a plan of reorganization may become effective, the Company recorded this liability as a current liability on the consolidated balance sheet at December 31, 2002. Under the terms of the Settlement agreement, this amount accrues interest at a 5.5% annual rate from December 21, 2002 to the date of payment. The Company has recorded this interest in interest expense on the consolidated statements of operations and in Settlement agreement and related accrued interest on the consolidated balance sheets. The accrued interest, which is compounded annually, was $195.3 million and $158.4 million at December 31, 2008 and 2007, respectively.
- a non-cash charge of $321.5 million representing the fair market value at the date the Company recorded the charge of nine million shares of the Company's common stock expected to be issued under the Settlement agreement upon the effectiveness of an appropriate plan of reorganization in the Grace bankruptcy, which was adjusted to eighteen million shares due to the two-for-one stock split in March 2007. These shares are subject to customary anti-dilution provisions that adjust for the effects of stock splits, stock dividends and other events affecting the Company's common stock. The fair market value of the Company's common stock was $35.72 per pre-split share ($17.86 post-split) as of the close of business on December 5, 2002. The Company recorded this amount in its consolidated

balance sheet at December 31, 2002 as follows: $0.9 million representing the aggregate par value of these shares of common stock reserved for issuance related to the Settlement agreement, and the remaining $320.6 million, representing the excess of the aggregate fair market value over the aggregate par value of these common shares, in additional paid-in capital. The diluted earnings per common share calculations for the three years ended December 31, 2008 reflect the shares of common stock reserved for issuance related to the Settlement agreement.

- $16.1 million of legal and related fees as of December 31, 2002.

Settlement agreement and related costs reflected legal and related fees for asbestos-related matters of $1.5 million in 2008, $0.7 million in 2007 and $1.6 million in 2006, which are included in other, net, on the Company's consolidated statements of operations.

Cryovac Transaction

On March 31, 1998, the Company completed a multi-step transaction that brought the Cryovac packaging business and the former Sealed Air Corporation's business under the common ownership of the Company. These businesses operate as subsidiaries of the Company, and the Company acts as a holding company. As part of that transaction, the parties separated the Cryovac packaging business, which previously had been held by various direct and indirect subsidiaries of the Company, from the remaining businesses previously held by the Company. The parties then arranged for the contribution of these remaining businesses to a company now known as W. R. Grace & Co., and the Company distributed the Grace shares to the Company's stockholders. As a result, W. R. Grace & Co. became a separate publicly owned company. The Company recapitalized its outstanding shares of common stock into a new common stock and a new convertible preferred stock. A subsidiary of the Company then merged into the former Sealed Air Corporation, which became a subsidiary of the Company and changed its name to Sealed Air Corporation (US).

Contingencies Related to the Cryovac Transaction

In connection with the Cryovac transaction, Grace and its subsidiaries retained all liabilities arising out of their operations before the Cryovac transaction, whether accruing or occurring before or after the Cryovac transaction, other than liabilities arising from or relating to Cryovac's operations. Among the liabilities retained by Grace are liabilities relating to asbestos-containing products previously manufactured or sold by Grace's subsidiaries prior to the Cryovac transaction, including its primary U.S. operating subsidiary, W. R. Grace & Co.—Conn., which has operated for decades and has been a subsidiary of Grace since the Cryovac transaction. The Cryovac transaction agreements provided that, should any claimant seek to hold the Company or any of its subsidiaries responsible for liabilities retained by Grace or its subsidiaries, including the asbestos-related liabilities, Grace and its subsidiaries would indemnify and defend the Company.

Since the beginning of 2000, the Company has been served with a number of lawsuits alleging that, as a result of the Cryovac transaction, the Company is responsible for alleged asbestos liabilities of Grace and its subsidiaries, some of which were also named as co-defendants in some of these actions. Among these lawsuits are several purported class actions and a number of personal injury lawsuits. Some plaintiffs seek damages for personal injury or wrongful death, while others seek medical monitoring, environmental remediation or remedies related to an attic insulation product. Neither the former Sealed Air Corporation nor Cryovac, Inc. ever produced or sold any of the asbestos-containing materials that are the subjects of these cases. None of these cases has reached resolution through judgment, settlement or otherwise. As discussed below, Grace's Chapter 11 bankruptcy proceeding has stayed all these cases.

While the allegations in these actions directed to the Company vary, these actions all appear to allege that the transfer of the Cryovac business as part of the Cryovac transaction was a fraudulent transfer or gave rise to successor liability. Under a theory of successor liability, plaintiffs with claims against Grace and its subsidiaries may attempt to hold the Company liable for liabilities that arose with respect to activities conducted prior to the Cryovac transaction by W. R. Grace & Co.—Conn. or other Grace subsidiaries. A transfer would be a fraudulent transfer if the transferor received less than reasonably equivalent value and the transferor was insolvent or was rendered insolvent by the transfer, was engaged or was about to engage in a business for which its assets constitute unreasonably small capital, or intended to incur or believed that it would incur debts beyond its ability to pay as they mature. A transfer may also be fraudulent if it was made with actual intent to hinder, delay or defraud creditors. If a court found any transfers in connection with the Cryovac transaction to be fraudulent transfers, the Company could be required to return the property or its value to the transferor or could be required to fund liabilities of Grace or its subsidiaries for the benefit of their creditors, including asbestos claimants. The Company has reached an agreement in principle and subsequently signed the Settlement agreement, described below, that is expected to resolve all these claims.

(Amounts in tables in millions, except share and per share data) (continued)

In the Joint Proxy Statement furnished to their respective stockholders in connection with the Cryovac transaction, both parties to the transaction stated that it was their belief that Grace and its subsidiaries were adequately capitalized and would be adequately capitalized after the Cryovac transaction and that none of the transfers contemplated to occur in the Cryovac transaction would be a fraudulent transfer. They also stated their belief that the Cryovac transaction complied with other relevant laws. However, if a court applying the relevant legal standards had reached conclusions adverse to the Company, these determinations could have had a materially adverse effect on the Company's consolidated financial position and results of operations.

On April 2, 2001, Grace and a number of its subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the District of Delaware. Grace stated that the filing was made in response to a sharply increasing number of asbestos claims since 1999.

In connection with its Chapter 11 filing, Grace filed an application with the Bankruptcy Court seeking to stay, among others, all actions brought against the Company and specified subsidiaries related to alleged asbestos liabilities of Grace and its subsidiaries or alleging fraudulent transfer claims. The court issued an order dated May 3, 2001, which was modified on January 22, 2002, under which the court stayed all the filed or pending asbestos actions against the Company and, upon filing and service on the Company, all future asbestos actions. No further proceedings involving the Company can occur in the actions that have been stayed except upon further order of the Bankruptcy Court.

Committees appointed to represent asbestos claimants in Grace's bankruptcy case received the court's permission to pursue fraudulent transfer and other claims against the Company and its subsidiary Cryovac, Inc., and against Fresenius, as discussed below. The claims against Fresenius are based upon a 1996 transaction between Fresenius and W. R. Grace & Co.—Conn. Fresenius is not affiliated with the Company. In March 2002, the court ordered that the issues of the solvency of Grace following the Cryovac transaction and whether Grace received reasonably equivalent value in the Cryovac transaction would be tried on behalf of all of Grace's creditors. This proceeding was brought in the U.S. District Court for the District of Delaware (Adv. No. 02-02210).

In June 2002, the court permitted the U.S. government to intervene as a plaintiff in the fraudulent transfer proceeding, so that the U.S. government could pursue allegations that environmental remediation expenses were underestimated or omitted in the solvency analyses of Grace conducted at the time of the Cryovac transaction. The court also permitted Grace, which asserted that the Cryovac transaction was not a fraudulent transfer, to intervene in the proceeding. In July 2002, the court issued an interim ruling on the legal standards to be applied in the trial, holding, among other things, that, subject to specified limitations, post-1998 claims should be considered in the solvency analysis of Grace. The Company believes that only claims and liabilities that were known, or reasonably should have been known, at the time of the 1998 Cryovac transaction should be considered under the applicable standard.

With the fraudulent transfer trial set to commence on December 9, 2002, on November 27, 2002, the Company reached an agreement in principle with the Committees prosecuting the claims against the Company and Cryovac, Inc., to resolve all current and future asbestos-related claims arising from the Cryovac transaction. On the same day, the court entered an order confirming that the parties had reached an amicable resolution of the disputes among the parties and that counsel for the Company and the Committees had agreed and bound the parties to the terms of the agreement in principle. As discussed above, the agreement in principle called for payment of nine million shares of the Company's common stock and $512.5 million in cash, plus interest on the cash payment at a 5.5% annual rate starting on December 21, 2002 and ending on the effective date of an appropriate plan of reorganization in the Grace bankruptcy, when the Company is required to make the payment. These shares are subject to customary anti-dilution provisions that adjust for the effects of stock splits, stock dividends and other events affecting the Company's common stock, and as a result, the number of shares of the Company's common stock to be paid increased to eighteen million shares upon the two-for-one stock split in March 2007. On December 3, 2002, the Company's Board of Directors approved the agreement in principle. The Company received notice that both of the Committees had approved the agreement in principle as of December 5, 2002. The parties subsequently signed the definitive Settlement agreement as of November 10, 2003 consistent with the terms of the agreement in principle. On November 26, 2003, the parties jointly presented the definitive Settlement agreement to the U.S. District Court for the District of Delaware for approval. On Grace's motion to the U.S. District Court, that court transferred the motion to approve the Settlement agreement to the Bankruptcy Court for disposition.

On June 27, 2005, the Bankruptcy Court signed an order approving the Settlement agreement. Although Grace is not a party to the Settlement agreement, under the terms of the order, Grace is directed to comply with the Settlement agreement subject to limited exceptions. The order also provides that the Court will retain jurisdiction over any dispute involving the interpretation or enforcement of the terms and provisions of the Settlement agreement. The Company expects that the Settlement agreement will become effective upon Grace's emergence from bankruptcy pursuant to a plan of reorganization that is consistent with the terms of the Settlement agreement.

On June 8, 2004, the Company filed a motion with the U.S. District Court for the District of Delaware, where the fraudulent transfer trial was pending, requesting that the court vacate the July 2002 interim ruling on the legal standards to be applied relating to the fraudulent transfer claims against the Company. The Company was not challenging the Settlement agreement. The motion was filed as a protective measure in the event that the Settlement agreement is ultimately not approved or implemented; however, the Company still expects that the Settlement agreement will become effective upon Grace's emergence from bankruptcy with a plan of reorganization that is consistent with the terms of the Settlement agreement.

On July 11, 2005, the Bankruptcy Court entered an order closing the proceeding brought in 2002 by the Committees appointed to represent asbestos claimants in the Grace bankruptcy proceeding against the Company without prejudice to the Company's right to reopen the matter and renew in its sole discretion its prior motion to vacate the July 2002 interim ruling on the legal standards to be applied relating to the fraudulent transfer claims against the Company.

As a condition to the Company's obligation to make the payments required by the Settlement agreement, any final plan of reorganization must be consistent with the terms of the Settlement agreement, including provisions for the trusts and releases referred to below and for an injunction barring the prosecution of any asbestos-related claims against the Company and its affiliates. In that case, the Settlement agreement will provide that, upon the effective date of the final plan of reorganization and payment of the shares and cash, all present and future asbestos-related claims against the Company and its affiliates that arise from alleged asbestos liabilities of Grace and its affiliates (including former affiliates that became affiliates of the Company through the Cryovac transaction) will be channeled to and become the responsibility of one or more trusts to be established under Section 524(g) of the Bankruptcy Code as part of a final plan of reorganization in the Grace bankruptcy. The Settlement agreement will also resolve all fraudulent transfer claims against the Company and its affiliates arising from the Cryovac transaction as well as the Fresenius claims described below. The Settlement agreement will provide that the Company and its affiliates will receive releases of all those claims upon payment. Under the agreement, the Company cannot seek indemnity from Grace for the Company's payments required by the Settlement agreement. The order approving the Settlement agreement also provides that the stay of proceedings involving the Company described above will continue through the effective date of the final plan of reorganization, after which, upon implementation of the Settlement agreement, the Company will be released from the liabilities asserted in those proceedings and their continued prosecution against the Company will be enjoined.

In January 2005, Grace filed a proposed plan of reorganization (the "Grace Plan") with the Bankruptcy Court. There were a number of objections filed. The Official Committee of Asbestos Personal Injury Claimants (the "ACC") and the Asbestos PI Future Claimants' Representative (the "FCR") filed their proposed plan of reorganization (the "Claimants' Plan") with the Bankruptcy Court in November 2007. On April 7, 2008, Grace issued a press release announcing that Grace, the ACC, the FCR, and the Official Committee of Equity Security Holders (the "Equity Committee") had reached an agreement in principle to settle all present and future asbestos-related personal injury claims against Grace (the "PI Settlement") and disclosed a term sheet outlining certain terms of the PI Settlement and for a contemplated plan of reorganization that would incorporate the PI Settlement (as filed and amended from time to time, the "PI Settlement Plan").

On September 19, 2008, Grace, the ACC, the FCR, and the Equity Committee filed, as co-proponents, the PI Settlement Plan and several exhibits and associated documents, including a disclosure statement (as filed and amended from time to time, the "PI Settlement Disclosure Statement"), with the Bankruptcy Court. Amended versions of the PI Settlement Plan and the PI Settlement Disclosure Statement have been filed with the Bankruptcy Court from time to time, with the most recent version having been filed on February 27, 2009. The PI Settlement Plan supersedes the Grace Plan and the Claimants' Plan. The committee representing general unsecured creditors and the Official Committee of Asbestos Property Damage Claimants are not co-proponents of the PI Settlement Plan. As filed, the PI Settlement Plan would provide for the establishment of two asbestos trusts under Section 524(g) of the United States Bankruptcy Code to

(Amounts in tables in millions, except share and per share data) (continued)

which present and future asbestos-related claims would be channeled. The PI Settlement Plan also contemplates that the terms of the Settlement agreement will be incorporated into the PI Settlement Plan and that the Company will pay the amount contemplated by the Settlement agreement. The Company is reviewing the PI Settlement Plan on an ongoing basis to verify that it complies with the Settlement agreement. Although the Company is optimistic that, if confirmed, the PI Settlement Plan may implement the terms of the Settlement agreement, there can be no assurance that this will be the case. The terms of the PI Settlement Plan remain subject to amendment. Moreover, a number of objections to the PI Settlement Disclosure Statement have been filed and remain unresolved. Bankruptcy Court approval of the PI Settlement Disclosure Statement is required before votes on the PI Settlement Plan can be solicited. A hearing on the PI Settlement Disclosure Statement began on October 27, 2008, with additional hearing dates having been held in November and December 2008 and January 2009. The Bankruptcy Court has scheduled hearings to consider the PI Settlement Disclosure Statement on March 9 and 10, 2009. Furthermore, the PI Settlement Plan is subject to the satisfaction of a number of conditions, including the availability of exit financing and the approval of both the Bankruptcy Court and United States District Court for the District of Delaware (the "District Court"). The Bankruptcy Court has scheduled hearings on June 22–25, July 20–21, and September 8–11, 2009, to consider confirmation of the PI Settlement Plan.

Assuming that a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) is confirmed by the Bankruptcy Court, approved by the District Court, and does become effective, the Company does not know whether the final plan of reorganization will be consistent with the terms of the Settlement agreement or if the other conditions to the Company's obligation to pay the Settlement agreement amount will be met. If these conditions are not satisfied or not waived by the Company, the Company will not be obligated to pay the amount contemplated by the Settlement agreement. However, if the Company does not pay the Settlement agreement amount, the Company and its affiliates will not be released from the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against the Company and all of these claims would remain pending and would have to be resolved through other means, such as through agreement on alternative settlement terms or trials. In that case, the Company could face liabilities that are significantly different from its obligations under the Settlement agreement. The Company cannot estimate at this time what those differences or their magnitude may be. In the event these liabilities are materially larger than the current existing obligations, they could have a material adverse effect on the Company's consolidated financial position and results of operations. While confirmation hearings on the PI Settlement Plan are currently scheduled for June 22–25, July 20–21, and September 8–11, 2009, the Company does not know whether or when a final plan of reorganization will become effective or whether the final plan will be consistent with the terms of the Settlement agreement.

Fresenius Claims

In January 2002, the Company filed a declaratory judgment action against Fresenius Medical Care Holdings, Inc., its parent, Fresenius AG, a German company, and specified affiliates in New York State court asking the court to resolve a contract dispute between the parties. The Fresenius parties contended that the Company was obligated to indemnify them for liabilities that they might incur as a result of the 1996 Fresenius transaction mentioned above. The Fresenius parties' contention was based on their interpretation of the agreements between them and W. R. Grace & Co.—Conn. in connection with the 1996 Fresenius transaction. In February 2002, the Fresenius parties announced that they had accrued a charge of $172.0 million for these potential liabilities, which included pre-transaction tax liabilities of Grace and the costs of defense of litigation arising from Grace's Chapter 11 filing. The Company believed that it was not responsible to indemnify the Fresenius parties under the 1996 agreements and filed the action to proceed to a resolution of the Fresenius parties' claims. In April 2002, the Fresenius parties filed a motion to dismiss the action and for entry of declaratory relief in its favor. The Company opposed the motion, and in July 2003, the court denied the motion without prejudice in view of the November 27, 2002 agreement in principle referred to above. As noted above, under the Settlement agreement, there will be mutual releases exchanged between the Fresenius parties and the Company releasing any and all claims related to the 1996 Fresenius transaction.

Canadian Claims

In November 2004, the Company's Canadian subsidiary Sealed Air (Canada) Co./Cie learned that it had been named a defendant in the case of *Thundersky v. The Attorney General of Canada, et al.* (File No. CI04-01-39818), pending in the Manitoba Court of Queen's Bench. Grace and W. R. Grace & Co.—Conn. are also named as defendants. The claim was brought as a putative class proceeding and seeks recovery for alleged injuries suffered by any Canadian resident, other than in the course of employment, as a result of Grace's marketing, selling, processing, manufacturing, distributing and/or delivering asbestos or asbestos-containing products in Canada prior to the Cryovac transaction. Another proceeding was filed in January 2005 in the Manitoba Court of The Queen's Bench naming the Company and specified subsidiaries as defendants. The latter proceeding, *Her Majesty the Queen in Right of the Province of Manitoba v. The Attorney General of Canada, et al.* (File No. CI05-01-41069), seeks the recovery of the cost of insured health services allegedly provided by the Government of Manitoba to the members of the class of plaintiffs in the Thundersky proceeding. In October 2005, the Company learned that six additional putative class proceedings had been brought in various provincial and federal courts in Canada seeking recovery from the Company and its subsidiaries Cryovac, Inc. and Sealed Air (Canada) Co./Cie, as well as other defendants including W. R. Grace & Co. and W. R. Grace & Co.—Conn., for alleged injuries suffered by any Canadian resident, other than in the course of employment (except with respect to one of these six claims), as a result of Grace's marketing, selling, manufacturing, processing, distributing and/or delivering asbestos or asbestos-containing products in Canada prior to the Cryovac transaction. Grace and W. R. Grace & Co.—Conn. have agreed to defend, indemnify and hold harmless the Company and its affiliates in respect of any liability and expense, including legal fees and costs, in these actions.

In April 2001, Grace Canada, Inc. had obtained an order of the Superior Court of Justice, Commercial List, Toronto (the "Canadian Court"), recognizing the Chapter 11 actions in the United States of America involving Grace Canada, Inc.'s U.S. parent corporation and other affiliates of Grace Canada, Inc., and enjoining all new actions and staying all current proceedings against Grace Canada, Inc. related to asbestos under the *Companies' Creditors Arrangement Act*. That order has been renewed repeatedly. In November 2005, upon motion by Grace Canada, Inc., the Canadian Court ordered an extension of the injunction and stay to actions involving asbestos against the Company and its Canadian affiliate and the Attorney General of Canada, which had the effect of staying all of the Canadian actions referred to above. Representative counsel for the plaintiffs have filed a motion in the *Companies' Creditors Arrangement Act* proceeding to lift the stay and enable the Canadian litigation to proceed in order to establish the validity and amount of their claims. The Canadian Court has entered an order extending the stay until April 1, 2009. A global settlement of these Canadian actions, save and except for claims against the Canadian government, has been finalized and will be funded entirely by Grace (the "Canadian Settlement"). The Canadian Settlement will, unless amended, become null and void if a confirmation order in the Grace U.S. bankruptcy proceeding is not granted prior to October 31, 2009. The Canadian Court issued an Order on October 17, 2008 approving of the Canadian Settlement, and released its detailed reasons for that order on October 23, 2008. The Company does not have any positive obligations under the Canadian Settlement, but is a beneficiary of the release of claims. The release in favor of the Grace parties (including the Company) will become operative upon the effective date of a plan of reorganization in Grace's United States Chapter 11 bankruptcy proceeding. As filed, the PI Settlement Plan contemplates that the claims released under the Canadian Settlement will be subject to injunctions under Section 524(g) of the Bankruptcy Code. However, there can be no assurance that the PI Settlement Plan (or any other plan of reorganization) will be confirmed by the Bankruptcy Court, approved by the District Court, or will become effective. Assuming that a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) is confirmed by the Bankruptcy Court, approved by the District Court, and does become effective, if the final plan of reorganization does not include comparable provisions or if the Canadian courts refuse to enforce the final plan of reorganization in the Canadian courts, and if in addition Grace is unwilling or unable to defend and indemnify the Company and its subsidiaries in these cases, then the Company could be required to pay substantial damages, which the Company cannot estimate at this time and which could have a material adverse effect on the Company's consolidated financial position and results of operations.

Additional Information

In view of Grace's Chapter 11 filing, the Company may receive additional claims asserting that the Company is liable for obligations that Grace had agreed to retain in the Cryovac transaction and for which the Company may be contingently liable. To date, no material additional claims have been asserted or threatened against the Company.

Final determinations and accountings under the Cryovac transaction agreements with respect to matters pertaining to the transaction had not been completed at the time of Grace's Chapter 11 filing in 2001. The Company has filed claims in the bankruptcy proceeding that reflect the costs and liabilities that it has incurred or may incur that Grace and its affiliates agreed to retain or that are subject to indemnification by Grace and its affiliates under the Cryovac transaction agreements, other than payments to be made under the Settlement agreement. Grace has alleged that the Company is responsible for specified amounts under the Cryovac transaction agreements. Any amounts for which the Company may be liable to Grace may be used to offset the liabilities of Grace and its affiliates to the Company. The Company intends to seek indemnification by Grace and its affiliates for defense

(Amounts in tables in millions, except share and per share data) (continued)

costs related to asbestos and fraudulent transfer litigation and the Fresenius claims, and approximately $8.1 million paid by the Company on account of its guaranty of debt issued by W. R. Grace & Co.—Conn. Except to the extent of any potential setoff or similar claim, the Company expects that its claims will be as an unsecured creditor of Grace. Since portions of the Company's claims against Grace and its affiliates are contingent or unliquidated, the Company cannot determine the amount of the Company's claims, the extent to which these claims may be reduced by setoff, how much of the claims may be allowed, or the amount of the Company's recovery on these claims, if any, in the bankruptcy proceeding.

MPERS's Claims

On September 15, 2003, the case of *Senn v. Hickey, et al.* (Case No. 03-CV-4372) was filed in the U.S. District Court for the District of New Jersey (Newark). This lawsuit seeks class action status on behalf of all persons who purchased or otherwise acquired securities of the Company during the period from March 27, 2000 through July 30, 2002. The lawsuit named the Company and five current and former officers and directors of the Company as defendants. The Company is required to provide indemnification to the other defendants, and accordingly the Company's counsel is also defending them. On June 29, 2004, the court granted plaintiff Miles Senn's motion for appointment as lead plaintiff and for approval of his choice of lead counsel. The plaintiff's amended complaint makes a number of allegations against the defendants. The principal allegations are that during the above period the defendants materially misled the investing public, artificially inflated the price of the Company's common stock by publicly issuing false and misleading statements and violated U.S. GAAP by failing to properly account and accrue for the Company's contingent liability for asbestos claims arising from past operations of Grace. The plaintiff seeks unspecified compensatory damages and other relief. The Company is vigorously defending the lawsuit, since the Company believes that it properly disclosed its contingent liability for Grace's asbestos claims and properly accounted for its contingent liability for such claims under U.S. GAAP.

On March 14, 2005, the Company and the individual defendants filed a motion to dismiss the amended complaint in the *Senn v. Hickey, et al.* case for failure to state a claim. On December 19, 2005, the Court granted in part and denied in part defendants' motion to dismiss. The Court determined that the complaint failed adequately to allege scienter as to the four individual defendants other than T.J. Dermot Dunphy, and therefore dismissed the lawsuit with respect to these four individual defendants, but adequately alleged scienter as to Mr. Dunphy and the Company. Mr. Dunphy is a current director of the Company and was formerly Chairman of the Board and Chief Executive Officer of the Company. On December 28, 2005, the defendants requested that the Court reconsider the portion of the December 19, 2005 order denying defendants' motion to dismiss with regard to the Company's arguments other than scienter, or, in the alternative, that the Court certify the matter for interlocutory appeal. On February 13, 2006, the defendants filed an answer to the amended complaint. On April 7, 2006, the Court heard oral argument on defendants' reconsideration motion, and on July 10, 2006, the Court denied the motion on the ground that issues of fact prevent the Court from granting a motion to dismiss based on the Company's arguments other than scienter. On October 3, 2006, plaintiff filed a motion to certify a class of all persons who purchased or otherwise acquired the securities of the Company during the period from March 27, 2000 through July 30, 2002. On November 22, 2006, plaintiff filed an amended motion for class certification, seeking to withdraw as a class representative and to substitute a new class representative, the Louisiana Municipal Police Employees Retirement System ("MPERS"). On March 26, 2007, the Court entered an order permitting Miles Senn to withdraw as lead plaintiff and permitting MPERS to be substituted as lead plaintiff. Consequently, the case is now properly referred to as *MPERS v. Sealed Air Corporation, et al.* On March 29, 2007, MPERS, as lead plaintiff, filed a motion to certify a class of all persons or entities that purchased Sealed Air Corporation securities during the period from March 27, 2000 through July 30, 2002, both dates inclusive, and were damaged thereby. On July 25, 2007, the Company and Mr. Dunphy filed their memorandum of law in opposition to MPERS's motion for class certification. On July 25, 2007, the Company and Mr. Dunphy also filed a motion for reconsideration or for judgment on the pleadings, arguing that the Supreme Court's recent decisions in *Tellabs, Inc. v. Makor Issues & Rights, Ltd.*, and *Bell Atlantic Corp. v. Twombly* require dismissal of MPERS's claims. In an Opinion and Order dated March 12, 2008, the Court granted plaintiff's motion for class certification. Subsequently, in an Opinion and Order dated March 14, 2008, the Court denied defendants' motion for reconsideration of their motion to dismiss the complaint premised on the Supreme Court's decisions in *Tellabs* and *Twombly.* On March 27, 2008, the Company and Mr. Dunphy filed a petition for leave to appeal the district court's class certification ruling to the United States Court of Appeals for the Third Circuit. On May 14, 2008, the Third Circuit denied the petition. Discovery is ongoing. Although the Company believes that neither it nor Mr. Dunphy should have any liability in this lawsuit, until the lawsuit has progressed beyond its current stage, the Company cannot estimate the potential cost of an unfavorable outcome, if any.

Other Litigation

The Company and its subsidiary Sealed Air Corporation (US) are named as defendants in the case of *Albert L. Gray, Administrator, et al. v. Jeffrey Derderian, et al. (Case No. 04-312L)* in the U.S. District Court for the District of Rhode Island. This lawsuit seeks monetary damages arising out of a fire that occurred at the Station nightclub in West Warwick, Rhode Island on February 23, 2003. The Company's subsidiary is alleged to have designed, manufactured, distributed and/or sold polyethylene foam material that was purportedly installed as soundproofing at the Station nightclub. The Third Amended Master Complaint in this lawsuit was subsequently adopted by the plaintiffs in the case of *Estate of Jude B. Henault, et al. v. American Foam Corporation, et al. (Case No. 03-483L)* as well as twelve related lawsuits all pending in the United States District Court for the District of Rhode Island. The Company and its insurance carriers have reached a settlement in principle of these lawsuits with representative counsel for the plaintiffs. Full funding of the settlement in the amount of $25 million will be made by the Company's primary and first excess insurance carriers. As a result of the settlement in principle, in the second quarter of 2008, the Company recorded a liability in the amount of $25.0 million, which is included in other current liabilities on the condensed consolidated balance sheet. The Company also recorded a corresponding current asset in the second quarter of 2008 for $24.5 million for the portion of the claim that is covered by the Company's primary and first excess insurance carriers. This amount is included in other current assets on the condensed consolidated balance sheet. The Company has also recorded a pre-tax charge in the second quarter of 2008 of $0.5 million for the amount of the deductible payable by the Company, which is included in other (expense) income on the condensed consolidated statements of operations. This settlement in principle remains subject to Court approval and satisfaction of other conditions detailed in notices of settlement filed with the Court.

Guarantee

In September 2007, the Company established a joint venture in Turkey with Teknik Packaging Group through the acquisition of a 50% interest of a Teknik Packaging Group subsidiary, Teknik Plastik. At December 31, 2008, the Company had guaranteed 12.0 million Turkish liras or the equivalent of approximately U.S. $8.0 million. The Company issued this guarantee in support of an uncommitted credit facility agreement that was entered into by Teknik Plastik. The initial term of the credit facility is two years and it can be renewed with the approval of both the Company and Teknik Packaging Group. The Company would be required to perform under the terms of the guarantee if the joint venture defaulted under the terms of the credit facility. The Company does not consider this contingency to be probable of occurring. In accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," the Company has recorded an immaterial liability for the fair value of the guarantee.

Other Principal Contractual Obligations

At December 31, 2008, the Company had principal contractual obligations, which included agreements to purchase an estimated amount of goods, including raw materials, or services in the normal course of business, aggregating approximately $162.3 million. The estimated future cash outlays are as follows:

Year	Amount
2009	$ 70.1
2010	63.7
2011	23.3
2012	1.4
2013	3.8
Total	$162.3

Leases

The Company is obligated under the terms of various leases covering primarily warehouse and office facilities and production equipment, as well as smaller manufacturing sites that it occupies. The Company accounts for the majority of its leases as operating leases, which may include purchase or renewal options. At December 31, 2008, estimated future minimum annual rental commitments under non-cancelable real and personal property leases were as follows:

Year	Amount
2009	$ 32.6
2010	26.8
2011	21.6
2012	16.2
2013	12.1
Thereafter	41.7
Total	$151.0

Net rental expense was $37.6 million in 2008, $30.5 million in 2007 and $28.5 million in 2006.

(Amounts in tables in millions, except share and per share data) (continued)

Environmental Matters

The Company is subject to loss contingencies resulting from environmental laws and regulations, and it accrues for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money and are not reduced by potential insurance recoveries, if any. The Company does not believe that it is reasonably possible that its liability in excess of the amounts that it has accrued for environmental matters will be material to its consolidated statements of operations, balance sheets or cash flows. Environmental liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated.

The Company evaluates these liabilities periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) or new sites are assessed and costs can be reasonably estimated, the Company adjusts the recorded accruals, as necessary. The Company believes that these exposures are not material to its consolidated financial position or results of operations. The Company believes that it has adequately reserved for all probable and estimable environmental exposures.

NOTE 17. SHAREHOLDERS' EQUITY

Quarterly Cash Dividends

On February 19, 2009, the Company's Board of Directors declared a quarterly cash dividend of $0.12 per common share. This dividend is payable on March 20, 2009 to shareholders of record at the close of business on March 6, 2009. The estimated amount of this dividend payment is $18.9 million based on 157.9 million shares of the Company's common stock issued and outstanding as of January 31, 2009.

In February 2008, the Company's Board of Directors increased the quarterly dividend by 20.0% to $0.12 per common share and declared quarterly cash dividends on March 21, 2008 to stockholders of record at the close of business on March 7, 2008, on June 20, 2008 to stockholders of record on June 6, 2008, on September 19, 2008 to stockholders of record on September 5, 2008 and on December 19, 2008 to stockholders of record on December 5, 2008. The Company used available cash of $76.4 million to pay these quarterly cash dividends.

On February 16, 2007, the Company's Board of Directors increased the Company's quarterly cash dividend by 33% to $0.20 per common share, declaring a quarterly cash dividend payable on pre-split shares of the Company's common stock on March 16, 2007 to stockholders of record at the close of business on March 2, 2007.

During the remaining three quarters of 2007, the Company declared and paid quarterly cash dividends on post-split shares of the Company's common stock of $0.10 per common share to stockholders of record at the close of business on June 1, 2007, September 7, 2007 and December 7, 2007. For the year ended December 31, 2007, the Company used cash of $64.6 million to pay quarterly cash dividends. Dividend payments in 2008 and 2007 are reflected as reductions to retained earnings on the Company's consolidated balance sheet.

Two-For-One Common Stock Split

On February 16, 2007, the Company's Board of Directors declared a two-for-one stock split of the Company's common stock that was effected in the form of a stock dividend. The stock dividend was paid on March 16, 2007 at the rate of one additional share of the Company's common stock for each share of the Company's common stock issued and outstanding to stockholders of record at the close of business on March 2, 2007.

All share and per share amounts have been restated to reflect the two-for-one stock split, except for shareholders' equity. See Note 18, "Net Earnings Per Common Share," for the impact on the Company's net earnings per share amounts as a result of the stock split. This stock split resulted in the issuance of 80.8 million additional shares of common stock and was accounted for by the transfer of $8.1 million from additional paid-in capital to common stock, which is the amount equal to the par value of the additional shares issued to effect the stock split. In addition, nine million additional shares of common stock were reserved for the Settlement agreement and were accounted for by the transfer of $0.9 million from additional paid-in capital to common stock reserved for issuance related to the Settlement agreement.

Common Stock

The following is a summary of changes during 2008, 2007 and 2006 in shares of common stock:

	2008	2007	2006(1)
Changes in common stock:			
Number of shares, beginning of year	167,741,721	86,488,913	86,142,741
Additional shares issued due to the two-for-one common stock split	—	80,756,253	—
Shares issued for contingent stock	287,200	474,100	271,350
Non-cash compensation	9,394	6,762	4,983
Exercise of stock options	—	15,693	69,839
Vesting of restricted stock units issued	73,500	—	—
Number of shares issued, end of year	168,111,815	167,741,721	86,488,913
Changes in common stock in treasury:			
Number of shares held, beginning of year	6,114,691	5,823,885	4,691,086
Purchase of shares during the period	4,024,400	216,000	1,049,200
Contingent stock repurchased, withheld or forfeited	90,197	74,806	83,599
Number of shares held, end of year	10,229,288	6,114,691	5,823,885

(1) The 2006 information has not been adjusted for the two-for-one stock split in March 2007.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment," which replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised) covers a wide range of share-based compensation arrangements and requires that the compensation cost related to these types of payment transactions be recognized in financial statements. Cost is measured based on the fair value of the equity or liability instruments issued. The Company adopted SFAS No. 123 (revised) in the first quarter of 2006 as required using the modified prospective application. Under the modified prospective application, SFAS No. 123 (revised) applies to all awards granted, modified, repurchased or cancelled by the Company since January 1, 2006 and to unvested awards at the date of adoption. The Company was also required to eliminate any unearned or deferred compensation related to earlier awards against the appropriate equity account. This amount was eliminated against additional paid-in capital on January 1, 2006. The adoption of SFAS No. 123 (revised) did not have a material impact on the Company's consolidated financial position or results of operations as the amounts previously recognized by the Company for stock awards under the 1998 and 2005 Contingent Stock Plans are essentially the same as under SFAS No. 123.

Contingent Stock Plans

Amended 2005 Contingent Stock Plan

At the annual meeting of stockholders of the Company held on May 20, 2008, the Company's stockholders approved the amended 2005 Contingent Stock Plan of Sealed Air Corporation. The amended 2005 Contingent Stock Plan provides for the issuance of an additional three million shares of common stock for awards under the 2005 Contingent Stock Plan and makes other amendments to the 2005 Contingent Stock Plan that will accommodate awards to be made under the Company's new executive compensation program adopted in the first half of 2008.

Under the new executive compensation program, the Company has the ability to grant to the Company's executive officers and a small number of other key executives stock leverage opportunity awards, known as SLO awards, as part of the Company's annual incentive plan and annual performance share unit awards, known as PSU awards, as part of the Company's long-term incentive program. Other employees of the Company will continue to be eligible to receive awards of restricted stock, restricted stock units and cash awards consistent with past practice as long-term incentive compensation under the 2005 Contingent Stock Plan. The Company's executive officers and other key executives may also receive awards of restricted stock or restricted stock units from time to time.

(Amounts in tables in millions, except share and per share data) (continued)

SLO Awards

Prior to the start of each performance year, each of the Company's executive officers and other key executives will be eligible to elect to receive all or a portion of their annual cash bonus for that year, in increments of 25% of the annual bonus, as an award of restricted stock or restricted stock units under the 2005 Contingent Stock Plan in lieu of cash. The portion provided as an equity award may be given a premium to be determined by the Company's Organization and Compensation Committee, or Compensation Committee, each year and will be rounded up to the nearest whole share. The stock price used in the calculation of the number of shares will be the closing sale price of the Company's common stock on the New York Stock Exchange on the first trading day of the performance year. The award will be granted following the end of the performance year and after determination by the Compensation Committee of the amount of the annual bonus award for each executive officer who has elected to take all or a portion of his or her annual bonus as an equity award, but no later than the March 15 following the end of the performance year.

The equity award will be made in the form of an award of restricted stock or restricted stock units that will vest on the second anniversary of the grant date or earlier in the event of death, disability or retirement from employment with the Company, and the shares subject to the award will not be transferable by the recipient until the later of vesting or the second anniversary of the grant date. Retirement for the purpose of SLO awards and the PSU awards described below means termination of employment after five or more years of employment and with years of employment plus age equal to 70 or more, except termination for cause. If the recipient ceases to be employed by the Company prior to vesting, then the shares will be forfeited, except for certain circumstances following a change in control. The award will be made in the form of restricted stock unless the award would be taxable to the recipient prior to the shares becoming transferable by the recipient, in which case the award will be made in the form of restricted stock units.

For 2008, the Compensation Committee set the SLO award premium at 25%. The 2008 SLO target awards comprise an aggregate of 89,855 restricted stock shares and restricted stock units. The Company records compensation expense included in marketing, administrative and development expenses in the consolidated statement of operations and credits additional paid-in-capital within shareholders' equity based on the fair value of the award at the end of each reporting period and the effects of stock price changes are included in compensation expense. For 2009, the Compensation Committee has also set the SLO award premium at 25%.

For the year ended December 31, 2008, compensation expense related to the 2008 SLO awards was recognized based on the extent to which the performance goals and measures for 2008 annual cash bonuses were considered probable of achievement at December 31, 2008. This expense will be recognized over a fifteen month period on a straight-line basis since a majority of the awards will vest at grant date, which will be no later than March 15, 2009, due to the retirement eligibility provision. These charges are included in marketing, administrative and development expenses on the consolidated statement of operations and amounted to $0.4 million for the year ended December 31, 2008. As of December 31, 2008, the total compensation cost related to 2008 SLO awards that had not yet been recognized was $0.1 million.

PSU Awards

As part of the new long-term incentive program, during the first 90 days of each year starting in 2008, the Compensation Committee approves performance share unit awards for the executive officers and other selected key executives, which includes for each officer or executive a target number of shares and performance goals and measures that will determine the amount of the target award that is earned following the end of the performance period. In connection with the start of the program in 2008, the Compensation Committee approved awards with a two-year performance period as well as awards with a three-year performance period. Officers and executives who terminate employment during the performance period will forfeit any unearned awards, except for terminations due to death, disability or retirement. In the case of death, disability or retirement the officer or executive will receive a pro rata share of the amount of the award that is earned following the end of the performance period based on the achievement of the performance goals during the performance period, where the pro rata share is based on the portion of the performance period that has elapsed prior to termination of employment.

The total target number of performance share units for each of the two-year award and the three-year award made in 2008 was 334,611 units. As of December 31, 2008, no compensation expense was recorded related to the 2008 two-year and three-year awards since the Company's management determined that the performance goals and measures were not considered probable of achievement at that date. Cumulative compensation expense may be recognized in future periods if the performance conditions become probable of achievement. Such expense would be recorded as compensation expense included in marketing, administrative and development expenses in the consolidated statement of operations and a credit to additional paid-in-capital within shareholders' equity. The expense would be based on the fair value of the award at the end of each reporting period and the effects of stock price changes would be included in compensation expense.

2005 Contingent Stock Plan

At the Company's annual meeting of stockholders held on May 20, 2005, the stockholders approved the 2005 Contingent Stock Plan of Sealed Air Corporation. The 2005 Contingent Stock Plan replaced the contingent stock plan that was approved by the Company's stockholders in 1998. The 2005 Contingent Stock Plan is the Company's sole long-term equity compensation program for officers and employees, except that prior grants under the 1998 Contingent Stock Plan remained subject to that plan's provisions. The 2005 Contingent Stock Plan provides for awards of equity-based compensation, including restricted stock, restricted stock units, performance share units and cash awards measured by share price, to executive officers and other key employees of the Company and its subsidiaries, as well as U.S.-based key consultants to the Company. During 2008 and 2007, under the 2005 Contingent Stock Plan, the Company granted restricted stock, restricted stock units and cash awards, in addition to the PSU awards described above. An employee or consultant selected by the Organization Committee of the Company's Board of Directors to receive an award may accept the award during the period specified by the Company, provided the participant's relationship to the Company has not changed.

The Company's 1998 Contingent Stock Plan provided for the grant to employees of awards to purchase common stock during the succeeding 60-day period. The Compensation Committee of the Company's Board of Directors had set the price to purchase the common stock pursuant to the grants under the 1998 Contingent Stock Plan at $1.00 (pre-split) per share, subject to appropriate adjustments in the event of any stock dividend, split-up, recapitalization, merger, or other events affecting the Company's common stock. There is no similar purchase price under the 2005 Contingent Stock Plan.

Awards made under the 2005 Contingent Stock Plan and shares issued under the 1998 Contingent Stock Plan are restricted as to disposition by the holders for a period of at least three years after award. In the event of termination of employment of a participant prior to lapse of the restriction, the awards under the 2005 Contingent Stock Plan are forfeited on the date of termination unless (i) the termination results from the participant's death or permanent and total disability, or (ii) the Compensation Committee affirmatively determines not to seek forfeiture of the award in whole or in part. Likewise, shares of restricted stock awarded under the 1998 Contingent Stock Plan were subject to a repurchase option by the Company at the price at which the shares were issued, as adjusted for the March 2007 stock split. The forfeiture provision of the 2005 Contingent Stock Plan and the repurchase provision of the 1998 Contingent Stock Plan expire upon vesting of the awards, except that these provisions of the 2005 Contingent Stock Plan lapse sooner upon certain terminations of employment following a change in control of the Company.

For both restricted stock awards and units, the Company records compensation expense included in marketing, administrative and development expenses in the consolidated statement of operations and credits additional paid-in capital within shareholders' equity based on the fair value of the Company's common stock at the award grant date. For cash awards, the Company records a liability, which is reflected in other liabilities in the consolidated balance sheets, and records compensation expense based on the fair value of the award at the end of each reporting period. The amount of the liability is re-measured at each reporting period based on the then current stock price and the effects of the stock price changes are recognized as compensation expense. At December 31, 2008, the liability related to cash awards was immaterial to the Company's consolidated balance sheet. The Company granted cash awards measured by 25,200 shares of common stock in 2008 and measured by 11,650 shares in 2007. In 2008, the Company settled cash awards measured by 1,800 shares at an average price of approximately $20.10 per share.

Compensation expense related to restricted stock, restricted stock units and cash awards is recognized, net of estimated forfeitures, over a three-year period on a straight-line basis. These charges are included in marketing, administrative and development expenses on the consolidated statements of operations and amounted to $16.5 million in 2008 and 2007 and $14.0 million in 2006.

(Amounts in tables in millions, except share and per share data) (continued)

The following table shows the details related to the 2005 Contingent Stock Plan, excluding SLO awards and PSU awards, for years ended December 31, 2008 and 2007:

	2008	2007
Non-vested restricted stock shares with the weighted-average remaining contractual life of approximately 1.3 years in 2008	1,344,380	1,560,000
Non-vested restricted stock units with the weighted-average remaining contractual life of approximately 1.5 years in 2008	308,700	293,800
Non-vested cash awards with the weighted-average remaining contractual life of approximately 2.1 years in 2008	39,850	17,650

At December 31, 2008 the total unrecognized compensation cost related to non-vested restricted stock, restricted stock units and cash awards was $20.5 million with terms expiring through 2011. The 2005 Contingent Stock Plan permits withholding of taxes and other charges that may be required by law to be paid attributable to awards by withholding a portion of the shares attributable to such awards.

A summary of the changes in common shares available for awards under the 2005 Contingent Stock Plan follows:

	2008(1)	2007	2006(2)
Number of shares available, beginning of year	3,365,000	2,009,150	2,332,350
Additional restricted stock shares available due to the amended 2005 Contingent Stock Plan	3,000,000	—	—
Additional restricted stock shares and units available due to the two-for-one stock split	—	1,909,950	—
Restricted stock shares issued for new awards under the 2005 Contingent Stock Plan	(287,200)	(474,100)	(271,350)
Restricted stock units awarded under the 2005 Contingent Stock Plan	(96,200)	(95,900)	(56,600)
Restricted stock shares forfeited under the 2005 Contingent Stock Plan	42,220	11,600	2,500
Restricted stock units forfeited under the 2005 Contingent Stock Plan	6,800	4,300	2,250
Restricted stock shares withheld for taxes	47,977	—	—
Number of shares available, end of year	6,078,597	3,365,000	2,009,150
Weighted average per share market value of awards on grant date	$23.28	$30.54	$56.46

(1) The 2008 information does not reflect SLO awards or PSU awards discussed above.

(2) The 2006 information has not been adjusted for the two-for-one stock split in March 2007.

Directors Stock Plan

Non-cash compensation included in the consolidated statements of shareholders' equity comprises shares issued to non-employee directors in the form of awards under the Company's 2002 Stock Plan for Non-Employee Directors, which stockholders of the Company approved at the 2002 annual meeting. The 2002 Directors Stock Plan provides for annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at times other than at an annual meeting, as all or part of the annual or interim retainer fees for non-employee directors. Shares previously granted under the plan were granted at a price equal to the par value of the shares; however, the plan was amended in December 2008 to eliminate the cash payment of the par value for future grants. During 2002, the Company adopted a plan that permits non-employee directors to elect to defer all or part of their annual retainer until the non-employee director retires from the Board. The non-employee director can elect to defer the portion of the annual retainer payable in shares of stock. If a non-employee director makes this election, the non-employee director may also elect to defer the portion, if any, of the annual retainer payable in cash. Cash dividends on deferred shares are credited to the non-employee director's deferred cash account on the applicable dividend payment date. The Company charges the excess of fair value over the price at which shares are issued under this plan to operations. This charge is included in marketing, administrative and development expenses on the consolidated statements of operations and was $0.4 million in 2008, 2007 and 2006.

A summary of the changes in shares available for the 2002 Directors Stock Plan follows:

	2008	2007	2006(1)
Number of shares available, beginning of year	116,178	63,724	71,553
Additional shares available due to the two-for-one stock split	—	63,724	—
Shares granted and issued	(9,394)	(6,762)	(4,983)
Shares granted and deferred	(9,394)	(4,508)	(2,846)
Number of shares available, end of year	97,390	116,178	63,724
Weighted average per share market value of stock on grant date	$23.96	$33.28	$52.72

(1) The 2006 information has not been adjusted for the two-for-one stock split in March 2007.

Other Common Stock Issuances

In the fourth quarter of 2007, the Company issued 25,000 shares of its common stock under its 2005 Contingent Stock Plan to a U.S.-based non-employee as compensation under a consulting agreement for research and development projects. These shares vest as follows: 15,000 shares in 2010, 5,000 shares in 2011 and 5,000 shares in 2012.

In 2004, the Company issued 50,000 pre-split shares of its common stock to a non-employee under an intellectual property purchase agreement as prepaid royalties under that agreement. These shares vest ratably over a five-year period. These shares were increased to 100,000 shares as a result of the two-for-one common stock split in March 2007.

The Company amortizes the cost associated with these issuances on a straight-line basis based on each of the issuances' vesting schedule. Amortization expense related to these issuances was $0.9 million in 2008, $0.4 million in 2007 and $0.5 million in 2006.

Stock Options

Stock option plans in which specified employees of the Cryovac packaging business participated were terminated effective March 31, 1998 in connection with the Cryovac transaction, except with respect to options that remained outstanding as of that date. All of these options had been granted at an exercise price equal to their fair market value on the date of grant. All options outstanding upon the termination of the stock option plans in 1998 had fully vested prior to December 31, 2000. Since such options were fully vested, SFAS No. 123 (revised) is not applicable. Since 1997, the Company has not issued any stock option awards and has no plans to do so in the future. At December 31, 2008 and 2007, there were no outstanding options.

NOTE 18. NET EARNINGS PER COMMON SHARE

The following table sets forth the reconciliation of the basic and diluted net earnings per common share computations for the three years ended December 31, 2008 (in millions, except per share amounts).

	2008	2007	2006(1)
Basic EPS:			
Numerator			
Net earnings ascribed to common shareholders—basic	$179.9	$353.0	$274.1
Denominator			
Weighted average number of common shares outstanding—basic	157.6	160.0	160.8
Basic net earnings per common share	$ 1.14	$ 2.21	$ 1.70
Diluted EPS:			
Numerator			
Net earnings ascribed to common shareholders—basic	$179.9	$353.0	$274.1
Add: Interest on 3% convertible Senior Notes, net of income taxes	7.9	7.9	7.8
Net earnings ascribed to common shareholders—diluted	$187.8	$360.9	$281.9
Denominator			
Weighted average number of common shares outstanding—basic	157.6	160.0	160.8
Effect of conversion of 3% convertible Senior Notes	12.8	12.5	12.4
Effect of assumed issuance of Settlement agreement shares	18.0	18.0	18.0
Effect of non-vested restricted stock and non-vested restricted stock units	0.9	0.8	0.8
Weighted average number of common shares outstanding—diluted	189.3	191.3	192.0
Diluted net earnings per common share	$ 0.99	$ 1.89	$ 1.47

(1) All share and per share amounts have been restated to reflect the two-for-one stock split in 2007 as discussed in Note 17, "Shareholders' Equity."

(Amounts in tables in millions, except share and per share data) (continued)

Diluted Weighted Average Number of Common Shares Outstanding
In calculating diluted net earnings per common share, the Company's calculation of the diluted weighted average number of common shares outstanding provides for the following items if their inclusion is dilutive: (1) the effect of conversion of the Company's 3% Convertible Senior Notes due June 2033 due to the application of EITF No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," (2) the effect of the assumed issuance of 18 million shares of common stock reserved for the Company's Settlement agreement and (3) the effect of non-vested restricted stock and non-vested restricted stock units using the treasury stock method. In accordance with the provisions of SFAS No. 128, "Earnings per Share," the SLO and PSU awards discussed in Note 17, "Shareholders' Equity," have been excluded from the diluted weighted average number of common shares outstanding in 2008 as they are contingently issuable shares that had not met the performance conditions as of December 31, 2008.

NOTE 19. OTHER (EXPENSE) INCOME, NET

The following table provides details of the Company's other income, net:

	2008	2007	2006
Interest and dividend income	$ 14.1	$19.9	$16.8
Net foreign exchange transaction losses	(16.0)	(6.4)	(4.1)
Settlement agreement and related costs	(1.5)	(0.7)	(1.6)
Advisory expenses incurred prior to ceasing work on an acquisition	—	(7.5)	—
Loss on sale of small product line	—	(6.8)	—
Gain on termination of forward starting interest rate swaps	—	3.7	—
Other, net	(8.7)	9.8	10.9
Other (expense) income, net	$(12.1)	$12.0	$22.0

NOTE 20. ACQUISITIONS AND DIVESTITURE

Acquisitions—2008 and 2007

The Company did not complete any material acquisitions in 2008.

During 2007, the Company completed three acquisitions for an aggregate purchase price of $63.5 million in cash, net of cash and cash equivalents acquired:

Pack-Tiger, January 2007—The Company acquired Pack-Tiger, a European provider of paper cushioning systems and materials. This acquisition broadens the Company's protective packaging product offering with a paper cushioning line to meet the needs of customers who prefer a paper packaging alternative.

Alga Plastics, August 2007—The Company acquired Alga Plastics, which designs and manufactures rigid packaging for medical, consumer, and industrial applications. This acquisition enables the Company to build on its presence in the highly technical field of medical device packaging and accelerate geographic expansion of its rigid tray, sealing machine and design service business in the U.S.

In November 2007, the Company also acquired certain assets relating to Ethafoam® and related polyethylene foam product lines located primarily in North America and Europe.

The Pack-Tiger and Alga Plastics acquisitions were accounted for under the purchase method of accounting and resulted in an allocation of goodwill of $14.6 million.

The consolidated financial statements include the operating results of each business from the date of acquisition. The Company has not disclosed pro forma historical results including the effects of these acquisitions as these acquisitions were not considered significant to the Company's consolidated financial position or results of operations on either an individual or aggregate basis.

Investments in Joint Ventures—2007 and 2006

During 2007 and 2006, the Company invested in the following joint ventures for an aggregate investment of $16.5 million in cash.

NanoPore, February 2007—The Company acquired a majority interest in NanoPore. NanoPore is a U.S.-based company that develops super-insulation products utilizing vacuum insulated panel technology. This acquisition broadens the Company's existing specialty materials capabilities allowing the Company to pursue new market opportunities with customized insulation solutions that provide energy efficiency for both packaging and non-packaging applications.

Teknik Plastik, September 2007—The Company established a joint venture with Teknik Packaging Group through the acquisition of 50% of a Turkish company, Teknik Plastik Ambalaj Sanayi ve Ticaret A.Ş, a Teknik subsidiary. The Teknik Plastik joint venture produces printed and unprinted cups and lids for dairy products, chocolate spread and catering products. This joint venture demonstrates the Company's commitment to expand in developing countries around the world and to meet the growing demand for innovative packaging solutions.

Biosphere, December 2006—The Company acquired a majority interest in Biosphere, a California-based manufacturer of sustainable rigid packaging materials made from renewable resources. The Company is using its technical resources to continue to develop Biosphere's renewable technology and product offering.

The Company consolidates the operating results of NanoPore and Biosphere and has included the operating results from the date of acquisition in the Company's consolidated financial statements. The Company accounts for Teknik Plastik under the equity method of accounting with the Company's proportionate share of net income included in other income, net, in the consolidated statements of operations from the date of acquisition.

Divestiture of Joint Venture

On February 9, 2007, the Company sold its 50% investment in PolyMask Corporation to its joint venture partner, 3M Company (the "PolyMask transaction"). The joint venture was formed in 1991 between the Company and 3M to produce and sell non-packaging surface protection films. Prior to the sale, the Company accounted for this joint venture under the equity method of accounting. The Company received an aggregate cash amount of $36.0 million for the transaction and other related assets and recorded a pre-tax gain of $35.3 million ($22.4 million after-tax) in the first quarter of 2007. This gain was reflected as a gain on sale of equity method investment on the Company's consolidated statement of operations. The Company's proportionate share of PolyMask Corporation's net income was $0.4 million in 2007 and $3.9 million in 2006 and was included in other (expense) income, net, on the consolidated statements of operations. The Company's investment in this joint venture was not material to the Company's consolidated financial statements.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in the Company's reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that the Company's employees accumulate this information and communicate it to the Company's management, including its Chief Executive Officer (its principal executive officer) and its Chief Financial Officer (its principal financial officer), as appropriate, to allow timely decisions regarding the required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only "reasonable assurance" of achieving the desired control objectives, and management necessarily must apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures under Rule 13a-15. The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, supervised and participated in this evaluation. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the "reasonable assurance" level.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. The management of the Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of its 2008 fiscal year, of the Company's internal control over financial reporting. The suitable recognized control framework on which management's evaluation of the Company's internal control over financial reporting is based is the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO. Based upon that evaluation under the COSO framework, the Company's management concluded that its internal control over financial reporting as of the end of its 2008 fiscal year was effective at the "reasonable assurance" level. The Company's internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has not been any change in the Company's internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Sealed Air Corporation:

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2008. We also have audited Sealed Air Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sealed Air Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Sealed Air Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Short Hills, New Jersey
March 2, 2009

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange under the trading symbol SEE. The table below sets forth the quarterly high and low closing sales prices of the common stock for 2008 and 2007 (after giving retroactive effect to the Company's two-for-one common stock split on March 16, 2007) as reported by the New York Stock Exchange.

2008	High	Low
First Quarter	$26.41	$20.33
Second Quarter	28.18	19.01
Third Quarter	25.01	18.27
Fourth Quarter	22.50	12.61

2007	High	Low
First Quarter	$33.72	$30.93
Second Quarter	33.56	30.71
Third Quarter	31.47	24.44
Fourth Quarter	27.55	22.41

As of January 31, 2009, there were approximately 7,000 holders of record of the Company's common stock.

DIVIDENDS

Currently there are no restrictions that materially limit the Company's ability to pay dividends or that the Company reasonably believes are likely to materially limit the future payment of dividends on the Company's common stock. On January 30, 2006, the Company announced that it was initiating the payment of quarterly cash dividends. The Company used cash of $48.6 million during 2006 to pay quarterly cash dividends of $0.15 per common share. Before 2006, the Company had not paid cash dividends on its common stock during the periods presented in this Annual Report.

In February 2007, the Company's Board of Directors declared a two-for-one stock split of the Company's common stock that was effected in the form of a stock dividend. The stock dividend was paid on March 16, 2007 at the rate of one additional share of the Company's common stock for each share of the Company's common stock issued and outstanding to stockholders of record at the close of business on March 2, 2007. In addition, nine million additional shares of the Company's common stock were reserved for the Settlement agreement.

Also in February 2007, the Company's Board of Directors increased the Company's quarterly cash dividend by 33% to $0.20 per common share, declaring a quarterly cash dividend payable on pre-split shares of the Company's common stock on March 16, 2007 to stockholders of record at the close of business on March 2, 2007. During 2007, the Company declared and paid quarterly cash dividends on post-split shares of the Company's common stock of $0.10 per share. The Company used cash of $64.6 million to pay quarterly dividends in 2007.

During 2008, the Company's Board of Directors increased the Company's quarterly cash dividend by 20.0% to $0.12 per common share and declared quarterly cash dividends on the Company's common stock. The Company used cash of $76.4 million to pay quarterly dividends in 2008. The 2008, 2007 and 2006 dividend payments were recorded as reductions to retained earnings on the Company's consolidated balance sheets.

On February 19, 2009, the Company's Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on March 20, 2009 to stockholders of record at the close of business on March 6, 2009. The estimated amount of this dividend payment is expected to be $18.9 million based on 157.9 million shares of the Company's common stock issued and outstanding as of January 31, 2009.

From time to time, the Company may consider other means of returning value to its stockholders based on its consolidated financial position and results of operations. There is no guarantee that the Company's Board of Directors will declare any further dividends. See Note 17, "Shareholders' Equity," of Notes to Consolidated Financial Statements for further discussion on the Company's dividends.

COMMON STOCK PERFORMANCE COMPARISONS

The following graph shows, for the five years ended December 31, 2008, the cumulative total return on an investment of $100 assumed to have been made on December 31, 2003 in the Company's common stock. The graph compares this return ("SEE") with that of comparable investments assumed to have been made on the same date in: (a) the Standard & Poor's 500 Stock Index ("Composite S&P 500") and (b) a self-constructed peer group ("Peer Group").

The Peer Group includes the Company and the following other companies: Aptar Group Inc., Avery Dennison Corporation, Ball Corporation, Bemis Company, Inc., Crown Holdings, Inc., MeadWestvaco Corporation, Pactiv Corporation, Rexam PLC, Silgan Holdings Inc., Sonoco Products Co., and Spartech Corporation. The Peer Group represents public companies in packaging and related industries that are comparable to the Company based on sales, total assets, numbers of employees and market capitalization. The Organization and Compensation Committee of the Company's Board of Directors has used the same Peer Group to benchmark executive compensation since early 2007.

Total return for each assumed investment assumes the reinvestment of all dividends on December 31 of the year in which the dividends were paid.

5-YEAR COMPOUND ANNUAL TOTAL RETURN

SEE: (–10.2%) Composite S&P 500: (–2.1%) Peer Group: (+0.6%)


$200
$175
$150
$125
$100
$75
$50

	2003	2004	2005	2006	2007	2008
SEE	$100	$98	$103	$121	$88	$58
Composite S&P 500	$100	$111	$116	$134	$142	$90
Peer Group	$100	$121	$119	$145	$135	$103

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking statements so that investors can better understand a company's future prospects and make informed investment decisions. Some of the Company's statements in this report, in documents incorporated by reference into this report and in the Company's future oral and written statements, may be forward-looking. These statements reflect the Company's beliefs and expectations as to future events and trends affecting the Company's business, its consolidated financial position and its results of operations. These forward-looking statements are based upon the Company's current expectations concerning future events and discuss, among other things, anticipated future performance and future business plans. Forward-looking statements are identified by such words and phrases as "anticipates," "believes," "could be," "estimates," "expects," "intends," "may," "plans to," "will" and similar expressions. Forward-looking statements are necessarily subject to risks and uncertainties, many of which are outside the control of the Company that could cause actual results to differ materially from these statements.

While investors should carefully consider the most significant risk factors discussed by the Company below, the list is not intended to set forth all risks that the Company may face and there could be other factors that affect the Company's future financial position and results of operations. Examples of such factors include: disruptions to data or voice networks; changes in interest rates; the Company's ability to hire, develop and retain talented employees worldwide; and legal and environmental matters.

Except as required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

INTRODUCTION

Investors should carefully consider the risks described below before making an investment decision. These are the most significant risk factors; however, they are not the only risk factors that should be considered in making an investment decision.

This Annual Report also contains and may incorporate by reference forward-looking statements that involve risks and uncertainties. See the "Cautionary Notice Regarding Forward-Looking Statements" above. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks faced by the Company described below and elsewhere in this Annual Report or in documents incorporated by reference in this report.

The Company's business, consolidated financial position or results of operations could be materially adversely affected by any of these risks. The trading price of the Company's securities could decline due to any of these risks, and investors in the Company's securities may lose all or part of their investment.

If the settlement of the asbestos-related claims that the Company has agreed to (the "Settlement agreement") is not implemented, the Company will not be released from the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against it arising from a 1998 transaction with W. R. Grace & Co. Further, the Company is a defendant in a lawsuit seeking class action status concerning the Company's public disclosures regarding these asbestos-related claims. The Company is also a defendant in a number of asbestos-related actions in Canada arising from W. R. Grace & Co.'s activities in Canada prior to the 1998 transaction.

On November 27, 2002, the Company reached an agreement in principle with the Official Committee of Asbestos Personal Injury Claimants (the "ACC") and the Official Committee of Asbestos Property Damage Claimants appointed to represent asbestos claimants in the W. R. Grace & Co. ("Grace") bankruptcy case to resolve all current and future asbestos-related claims made against the Company and its affiliates. The Settlement agreement will also resolve the fraudulent transfer claims and successor liability claims, as well as indemnification claims by Fresenius Medical Care Holdings, Inc. and affiliated companies in connection with the Cryovac transaction. The Cryovac transaction was a multi-step transaction, completed on March 31, 1998, which brought the Cryovac packaging business and the former Sealed Air Corporation's business under the common ownership of the Company. The parties to the agreement in principle signed the definitive Settlement agreement as of November 10, 2003 consistent with the terms of the agreement in principle. On June 27, 2005, the U.S. Bankruptcy Court for the District of Delaware, where the Grace bankruptcy case is pending, signed an order approving the definitive Settlement agreement. Although Grace is not a party to the Settlement agreement, under the terms of the order, Grace is directed to comply with the Settlement agreement subject to limited exceptions. If the Settlement agreement does not become effective, either because Grace fails to emerge from bankruptcy or because Grace does not emerge from bankruptcy with a plan of reorganization that is consistent with the terms of the Settlement agreement, then the Company will not be released from the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against the Company and its affiliates noted above, and all of these claims would remain pending and would have to be resolved through other means, such as through agreement on alternative settlement terms or trials. In that case, the Company could face liabilities that are significantly different from its obligations under the Settlement agreement. The Company cannot estimate at this time what those differences or their magnitude may be. In the event these liabilities are materially larger than the current existing obligations, they could have a material adverse effect on the Company's consolidated financial position and results of operations.

On September 19, 2008, Grace, the ACC, the Asbestos PI Future Claimants' Representative (the "FCR"), and the Official Committee of Equity Security Holders (the "Equity Committee") filed, as co-proponents, a plan of reorganization (as filed from time to time, the "PI Settlement Plan") and several exhibits and associated documents, including a disclosure statement (as filed and amended from time to time, the "PI Settlement Disclosure Statement"), with the Bankruptcy Court. Amended versions of the PI Settlement Plan and the PI Settlement Disclosure Statement have been filed with the Bankruptcy Court from time to time, with the most recent version having been filed on February 27, 2009. As filed, the PI Settlement Plan would provide for the establishment of two asbestos trusts under Section 524(g) of the United States Bankruptcy Code to which present and future asbestos-related claims would be channeled. The PI Settlement Plan also contemplates that the terms of the Company's definitive Settlement agreement will be incorporated into the PI Settlement Plan and that the Company will pay the amount contemplated by that agreement. The Company is reviewing the PI Settlement Plan on an ongoing basis to verify that it complies with the Settlement agreement. While confirmation hearings on the PI Settlement Plan are currently scheduled for June and September 2009 (with potential pre-trial conferences currently scheduled in July), the Company does not know whether or when a final plan of reorganization will become effective or whether the final plan will be consistent with the terms of the Company's definitive Settlement agreement.

The Company is a defendant in the case of *Louisiana Municipal Police Employees Retirement System v. Hickey, et al.* (Case No. 03-CV-4372) in the U.S. District Court for the District of New Jersey (Newark). This lawsuit seeks class action status on behalf of all persons who purchased or otherwise acquired securities of the Company during the period from March 27, 2000 through July 30, 2002. The lawsuit named the Company and five current and former officers and directors of the Company as defendants. One of these individuals and the Company remain as defendants after a partial grant of the defendants' motion to dismiss the action. The plaintiff's principal allegations against the defendants are that during the above period the defendants materially misled the investing public, artificially inflated the price of the Company's common stock by publicly issuing false and misleading statements and violated U.S. Generally Accepted Accounting Principles, or U.S. GAAP, by failing to properly account and accrue for the Company's contingent liability for asbestos claims arising from past operations of Grace. The plaintiffs seek unspecified compensatory damages and other relief. If the Court determines that the Company is liable in this case, the Company could be required to pay substantial damages, which the Company cannot estimate at this time and which could have a material adverse effect on the Company's consolidated financial position and results of operations.

Since November 2004, the Company and specified subsidiaries have been named as defendants in a number of cases, including a number of putative class actions, brought in Canada as a result of Grace's alleged marketing, manufacturing or distributing of asbestos or asbestos-containing products in Canada prior to the Cryovac transaction in 1998. Grace has agreed to defend and indemnify the Company and its subsidiaries in these cases. The Canadian cases are currently stayed. A global settlement of these Canadian claims to be funded by Grace has been approved by the Canadian court, and the PI Settlement Plan provides for payment of these claims. The global settlement of the Canadian claims will, unless amended, become null and void if a confirmation order in the Grace U.S. bankruptcy proceeding is not granted prior to October 31, 2009. If a final plan of reorganization that is confirmed and becomes effective does not provide for these claims or if the Canadian courts refuse to enforce the final plan of reorganization in the Canadian courts, and if in addition Grace is unwilling or unable to defend and indemnify the Company and its subsidiaries in these cases, then the Company could be required to pay substantial damages, which the Company cannot estimate at this time and which could have a material adverse effect on the Company's consolidated financial position and results of operations.

For further information concerning these matters, see Note 16, "Commitments and Contingencies," of Notes to Consolidated Financial Statements under "Settlement agreement and Related Costs," "Cryovac Transaction," and "Contingencies Related to the Cryovac Transaction."

Weakened global economic conditions have had and could continue to have an adverse effect on the Company's consolidated financial position and results of operations.
Weakened global economic conditions can have an adverse impact on the Company's business in the form of lower sales due to weakened demand, unfavorable changes in product price/mix, and lower profit margins.

During periods of economic recession, there can be a heightened competition for sales and increased pressure to reduce selling prices. If the Company loses significant sales volume or reduces its selling prices significantly, then there could be a negative impact on the Company's revenue, profitability and cash flows.

Also, reduced availability of credit may adversely affect the ability of some of the Company's customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact the Company's ability to obtain necessary supplies as well as its sales of materials and equipment to affected customers and could result in reduced collections of outstanding accounts receivable.

The disruption and volatility of the financial and credit markets could affect external liquidity sources for the Company.
The Company's principal sources of liquidity are accumulated cash and cash equivalents, short-term investments, cash flow from operations and amounts available under its existing lines of credit, including its revolving credit facility, the ANZ facility and its accounts receivable securitization program, as described above in Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company's 6.95% Senior Notes are due on May 15, 2009. Furthermore, the Company may be obligated to make the payment under the Settlement agreement and related accrued interest in 2009, although there is no certainty that the payment will be due in 2009. On June 30, 2010, the holders of the Company's 3% Convertible Senior Notes have the option to require the Company to repurchase those notes. These items are in addition to capital expenditures and other uses of cash that the Company may incur. While the Company projects that it should have sufficient liquidity to fund these obligations as well as its operating and investing cash requirements from current sources, the Company may need to raise additional funds from external sources. If the financial and credit markets continue to experience disruption and volatility, the Company may experience difficulty obtaining external funding and could incur increased financing costs.

Additionally, current conditions in financial markets, including the bankruptcy and restructuring of certain financial institutions, could affect financial institutions with which the Company has relationships and could result in adverse effects on the Company's ability to fully utilize its committed borrowing facilities. For example, another lender under the revolving credit facility may be unwilling or unable to fund a borrowing request, and the Company may not be able to replace such lender.

Covenant restrictions under the Company's credit arrangements may pose a risk.
The Company has a number of credit facilities, including its revolving credit facility and its ANZ facility, and also has an accounts receivable securitization program, and has issued debt securities to manage liquidity and fund operations. The agreements relating to these facilities and securities generally contain certain restrictive covenants, including the incurrence of additional indebtedness, restriction of liens and sale and leaseback transactions, financial covenants relating to interest coverage, debt leverage and minimum liquidity, and restrictions on consolidation and merger transactions, as well as, in some cases, restrictions on amendments to the Settlement agreement. Although the Company does not believe that any of these covenants presently materially restricts its operations, a breach of one or more of the covenants could result in material adverse consequences that could negatively impact the business, consolidated results of operations and financial position of the Company. Such adverse consequences may include the acceleration of amounts outstanding under certain of the facilities, triggering the obligation to redeem certain debt securities, termination of existing unused commitments by the Company's lenders, refusal by lenders to extend further credit under one or more of the facilities or new facilities, or the lowering or modification of the Company's credit ratings.

A downgrade of the Company's credit ratings could have a negative impact on the Company's costs and ability to access credit markets.
In January 2009, Standard & Poor's revised the Company's long-term senior unsecured debt rating from BBB– to BB+ and revised the outlook to stable. The revised rating is considered below investment grade. The Company's long-term senior unsecured debt rating is currently rated Baa3 (negative outlook) by Moody's Investors Service, Inc. This rating is considered investment grade. If the Company's credit ratings are further downgraded, there could be a negative impact on the Company's ability to access capital markets and borrowing costs could increase.

The global nature of the Company's operations in the United States and in 51 foreign countries exposes it to numerous risks that could materially adversely affect its consolidated financial position and results of operations.
The Company operates in the United States and in 51 other countries, and its products are distributed in those countries as well as in other parts of the world. A large portion of the Company's manufacturing operations are located outside of the United States. Operations outside of the United States, particularly operations in emerging markets, are subject to various risks that may not be present or as significant for the Company's U.S. operations. Economic uncertainty in some of the geographic regions in which the Company operates, including emerging markets, could result in the disruption of commerce and negatively impact cash flows from the Company's operations in those areas.

Risks inherent in the Company's international operations include social plans that prohibit or increase the cost of certain restructuring actions; exchange controls; foreign currency exchange rate fluctuations including devaluations; the potential for changes in local economic conditions including local inflationary pressures; restrictive governmental actions such as those on transfer or repatriation of funds and trade protection matters, including antidumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures; changes in laws and regulations, including the laws and policies of the United States affecting trade and foreign investment; the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems; variations in protection of intellectual property and other legal rights; more expansive legal rights of foreign unions or works councils, the potential for nationalization of enterprises; and unsettled political conditions and possible terrorist attacks against United States or other interests. In addition, there are potential tax inefficiencies in repatriating funds from the Company's non-U.S. subsidiaries.

These and other factors may have a material adverse effect on the Company's international operations and, consequently, on the Company's consolidated financial position and results of operations.

Strengthening of the U.S. dollar and other foreign currency exchange rate fluctuations could materially impact the Company's consolidated financial position and results of operations.

During 2008, approximately 55% of the Company's sales originated outside the United States. The Company translates sales and other results denominated in foreign currency into U.S. dollars for the consolidated financial statements. During periods of a strengthening U.S. dollar, the Company's reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

Also, while the Company generally produces in the same geographic markets as its products are sold, expenses are relatively concentrated in the United States compared with sales, so that in a time of strengthening of the U.S. dollar, the Company's profit margins could be reduced. While the Company uses financial instruments to hedge certain foreign currency exposures, this does not insulate the Company completely from currency effects.

The Company may use financial instruments from time to time to manage exposure to foreign exchange rate fluctuations, which use exposes the Company to counterparty credit risk for nonperformance. See Note 12, "Derivatives and Hedging Activities," of Notes to Consolidated Financial Statements for further discussion.

The full realization of the Company's deferred tax assets, including primarily those related to the Settlement agreement and the other than temporary impairment of the Company's investments in auction rate securities, may be affected by a number of factors.

The Company has deferred tax assets related to the Settlement agreement, the other than temporary impairment of its investments in auction rate securities, other accruals not yet deductible for tax purposes, foreign net operating loss carryforwards and investment tax allowances, employee benefit items, and other items. It has established valuation allowances to reduce those deferred tax assets to an amount that is more likely than not to be realized. The Company's ability to utilize these deferred tax assets depends in part upon its future operating results and the availability of tax planning strategies. The Company expects to realize these assets over an extended period. Consequently, changes in tax laws, assumptions and the effectiveness of tax planning strategies could cause actual results to differ from projections.

The Company's largest deferred tax asset relates to its Settlement agreement, including accrued interest. The value of this asset may be affected by the Company's tax situation at the time of the payment under the Settlement agreement as well as by the value of the Company's common stock at that time. The deferred tax asset reflects the fair market value of 18 million shares of the Company's common stock at a post-split price of $17.86 per share based on the price when the Settlement agreement was reached in 2002.

The Company's annual effective tax rate can materially change as a result of changes in mix of earnings and other factors.

The Company's overall effective tax rate is equal to the Company's total tax expense as a percentage of total earnings before tax. However, tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Changes in statutory tax rates and laws and ongoing audits by domestic and international authorities could affect the amount of income taxes and other taxes paid by the Company. Also, changes in the mix of earnings between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on the Company's overall effective tax rate.

The Company experiences competition in its operating segments and in the geographic areas in which it operates.

The Company's products compete with similar products made by other manufacturers and with a number of other types of materials or products. The Company competes on the basis of performance characteristics of its products, as well as service, price and innovations in technology. A number of competing domestic and foreign companies are strong, well-established companies. The Company's inability to maintain a competitive advantage could result in lower prices or lower sales volume, which would have a negative impact on the Company's consolidated financial position and results of operations.

A slowing pipeline of new technologies and solutions at favorable margins could adversely affect the Company's performance and prospects for future growth.

The Company's competitive advantage is due in part to the ability to develop and introduce new products in a timely manner at favorable margins. The development and introduction cycle of new products can be lengthy and involve high levels of investment. New products may not meet sales expectations or margin expectations due to many factors, including the Company's inability to accurately predict demand, end-user preferences and evolving industry standards, to resolve technical and technological challenges in a timely and cost-effective manner, and to achieve manufacturing efficiencies.

RISK FACTORS

(continued)

The effects of animal and food-related health issues such as bovine spongiform encephalopathy, also known as "mad cow" disease, foot-and-mouth disease and avian influenza or "bird-flu," as well as other health issues affecting the food industry, may lead to decreased revenues for the Company.
The Company manufactures and sells food packaging and food solutions products, among other products. Various health issues affecting the food industry have in the past and may in the future have a negative effect on the sales of food packaging and food solutions products. In recent years, occasional cases of mad cow disease have been confirmed and incidents of bird flu have continued to surface in various countries. Outbreaks of animal diseases such as mad cow or foot-and-mouth disease, for example, may lead governments to restrict exports and imports of potentially affected animals and food products, leading to decreased demand for the Company's products and possibly also to the culling or slaughter of significant numbers of the animal population otherwise intended for food supply. Also, consumers may change their eating habits as a result of perceived problems with certain types of food. These factors may lead to reduced sales of food packaging and food solutions products by the Company, which could have a material adverse effect on the Company's consolidated financial position and results of operations.

A major loss of or disruption in the Company's manufacturing and distribution operations or its information systems and telecommunication resources could adversely affect the Company's business.
If the Company experienced a natural disaster, such as tornadoes, hurricanes, earthquakes or other severe weather events, or a casualty loss from an event such as a fire or flood, at one of its larger strategic facilities or if such event affected a key supplier, the Company's supply chain, or its information systems and telecommunication resources, then there could be a material adverse effect on the Company's consolidated results of operations.

The price of the Company's common stock has on occasion experienced significant price and volume fluctuations. The sale of substantial amounts of the Company's common stock could adversely affect the price of the common stock. One stockholder has beneficial ownership of approximately 37% of the Company's common shares.
The market price of the Company's common stock has experienced and may continue to experience significant price and volume fluctuations greater than those experienced by the broader stock market. In addition, the Company's announcements of its quarterly operating results, future developments relating to the W. R. Grace & Co. bankruptcy, additional litigation against the Company, the effects of animal and food-related health issues, spikes in raw material and energy-related costs, changes in general conditions in the economy or the financial markets and other developments affecting the Company, its customers, suppliers and competitors could cause the market price of the common stock to fluctuate substantially.

The sale or the availability for sale of a large number of shares of the Company's common stock in the public market could adversely affect the price of the common stock. According to a Schedule 13G/A filed with the SEC, dated as of February 12, 2009, Davis Selected Advisers, L.P. reported beneficial ownership of 57,784,149 shares, or approximately 37%, of the outstanding shares of the Company's common stock.

While the Schedule 13G/A filed by Davis Selected Advisers indicates that the beneficially owned shares of the Company's common stock were not acquired for the purpose of changing or influencing the control of the Company, if that stockholder were to change its purpose for holding the Company's common stock from investment to attempting to change or influence the management of the Company, this concentration of the Company's common stock could potentially affect the Company and the price of its common stock. Also, Davis Selected Advisers has a significant voting block with respect to matters submitted to a stockholder vote, including the election of directors and the approval of potential business combination transactions.

The Company's ability to successfully achieve the targeted benefits associated with its cost reduction and productivity program and its global manufacturing strategy could affect its consolidated financial position and results of operations.
The Company is in various stages of completion of a cost reduction and productivity program and its global manufacturing strategy. The goals of these initiatives include the expansion of capacity in growing markets, better operating efficiencies, a lower cost structure, more effective technology implementation and increased productivity. There can be no assurances that the estimated costs savings or efficiencies will materialize to the extent intended. There are risks inherent in undertaking such programs, including the sustainability of developing markets, shifts in customer preferences, competitive forces and technologies, cost overruns and unanticipated consequences, any of which could have a material adverse effect on the Company's consolidated financial position and results of operations.

The current weakness in the financial and credit markets and other factors could potentially lead to the carrying amount of the Company's goodwill and other long-lived assets becoming impaired and its investments in auction rate securities becoming further impaired.
At December 31, 2008, the Company's goodwill balance was $1,938.1 million. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company

performs an annual impairment review of goodwill, which it does during the fourth quarter of each year and at other times if events and circumstances exist that indicate the carrying value of goodwill may potentially be no longer recoverable. The Company uses a fair value approach to test goodwill for impairment. The Company must recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The Company derives an estimate of fair values for each of the Company's reporting units using a combination of an income approach and two market approaches, each based on an applicable weighting. The income approach is based upon the present value of expected cash flows. Expected cash flows are converted to present value using factors that consider the timing and risk of the future cash flows. The Company uses two market approaches. The first market approach estimates the fair value of the reporting unit by applying EBITDA (as defined in footnote 5 to Item 6. Selected Financial Data) multiples to the reporting unit's operating performance. The EBITDA multiples are derived from comparable publicly-traded companies with similar investment characteristics to the reporting unit. The second market approach is based on the publicly-traded common shares of the Company, and the estimated fair value of the reporting unit is based on the applicable EBITDA multiples of the Company.

The Company has completed step one of its impairment test and fair value analysis for goodwill, and there were no impairments present and no impairment charge was recorded during the years ended December 31, 2008, 2007 and 2006. Although the Company determined that there was no goodwill impairment in 2008, the future occurrence of a potential indicator of impairment, such as a decrease in expected earnings, adverse equity market conditions, a decline in current market multiples, a decline in the Company's common stock price, a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, strategic decisions made in response to economic or competitive conditions, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, could require an interim assessment for some or all of the reporting units prior to the next required annual assessment. In the event of significant adverse changes of the nature described above, the Company might have to recognize a non-cash impairment of goodwill, which could have a material adverse effect on the Company's consolidated financial position and results of operations.

The Company recorded a $34.0 million pre-tax charge in 2008 as a result of recognizing impairment related to an other than temporary decline in the fair market value of its auction rate securities investments. This impairment was due to the continuing decline in the creditworthiness of the issuers of these securities and the lack of a market for auction rate securities generally. The original cost of the Company's auction rate securities investments was $44.7 million and the estimated remaining fair market value was $10.7 million at December 31, 2008. The Company continues to monitor developments in the market for auction rate securities including the specific securities in which it has invested. If liquidity conditions relating to these securities, or the issuers worsen, the Company may recognize additional other than temporary impairments, which would result in the recognition of additional losses on its condensed consolidated statement of operations.

The Company's subsidiaries hold substantially all of its assets and conduct substantially all of its operations, and as a result the Company relies on distributions or advances from its subsidiaries. The Company conducts substantially all of its business through two direct wholly owned subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US). These two subsidiaries, directly and indirectly, own substantially all of the assets of the Company's business and conduct operations themselves and through other subsidiaries around the globe. Therefore, the Company depends on distributions or advances from its subsidiaries to meet its debt service and other obligations and to pay dividends with respect to shares of its common stock. Contractual provisions, laws or regulations to which the Company or any of its subsidiaries may become subject, tax inefficiencies and the financial condition and operating requirements of subsidiaries may reduce funds available for service of the Company's indebtedness, dividends, and general corporate purposes.

DEFINITIONS:

RETURN ON TOTAL ASSETS = NET EARNINGS/AVERAGE TOTAL ASSETS

RETURN ON SHAREHOLDERS' EQUITY = NET INCOME/AVERAGE TOTAL SHAREHOLDERS' EQUITY

SEE BELOW FOR THE RECONCILIATIONS OF THE FOLLOWING FINANCIAL MEASURES PRESENTED IN THIS ANNUAL REPORT:

- U.S. GAAP Operating Profit to Adjusted Operating Profit;
- U.S. GAAP Net Earnings to Adjusted EBITDA;
- U.S. GAAP Diluted EPS to Adjusted Diluted EPS; and
- U.S. GAAP Net Earnings to Free Cash Flow.

The adjusted financial measures and free cash flow included in this Annual Report do not purport to represent similarly-titled financial measures as defined under U.S. GAAP and should not be considered as an alternative to such measurements or as an indicator of the Company's performance under U.S. GAAP. The Company's definitions of these financial measures may not be comparable with similarly-titled measures used by other companies. These financial measures are among the various indicators used by the Company's management to measure the performance of the Company's operations and aid in the comparisons with other periods and thus the Company's management believes such information may be useful to investors. These measures are also among the criteria upon which performance-based compensation may be based.

U.S. GAAP Operating Profit to Adjusted Operating Profit

	Year Ended December 31,				
($ in millions)	2008	2007	2006	2005	2004
U.S. GAAP Operating Profit	$396.5	$549.3	$526.1	$510.4	$503.0
U.S. GAAP Operating Profit as a percent of total net sales	8.2%	11.8%	12.2%	12.5%	13.2%
Add:					
Cost reduction and productivity program restructuring charges	65.8	—	—	—	—
Global manufacturing strategy nonrecurring and restructuring charges	26.7	12.1	15.6	—	—
Other restructuring programs	—	0.9	1.0	1.7	33.0
Adjusted Operating Profit	$489.0	$562.3	$542.7	$512.1	$536.0
Adjusted Operating Profit as a percent of total net sales	10.1%	12.1%	12.5%	12.5%	14.1%

U.S. GAAP Net Earnings to Adjusted EBITDA:

	Year Ended December 31,				
($ in millions)	2008	2007	2006	2005	2004
U.S. GAAP Net Earnings	$ 179.9	$ 353.0	$ 274.1	$ 255.8	$ 215.6
Add:					
Interest expense	128.1	140.6	148.0	149.7	153.7
Income tax provision	42.4	103.0	126.0	120.8	107.3
EBIT	$ 350.4	$ 596.6	$ 548.1	$ 526.3	$ 476.6
Add: Depreciation and amortization	171.5	166.3	168.0	174.6	179.5
EBITDA	$ 521.9	$ 762.9	$ 716.1	$ 700.9	$ 656.1
Less: Gain on sale of equity method investment	—	(35.3)	—	—	—
Add: Impairment of available-for-sale securities	34.0	—	—	—	—
Add: Global manufacturing strategy nonrecurring and restructuring charges	26.7	12.1	15.6	—	—
Add: Cost reduction and productivity program restructuring charges	65.8	—	—	—	—
Add: Other restructuring programs	—	0.9	1.0	1.7	33.0
Add: Advisory expenses incurred prior to ceasing work on an acquisition	—	7.5	—	—	—
Add: Loss on sale of a small product line	—	6.8	—	—	—
Add: Asbestos settlement and related costs	1.5	0.7	1.6	2.2	2.0
Adjusted EBITDA	$ 649.9	$ 755.6	$ 734.3	$ 704.8	$ 691.1
Total Net Sales	$4,843.5	$4,651.2	$4,327.9	$4,085.1	$3,798.1
Adjusted EBITDA as a percent of total net sales	13.4%	16.2%	17.0%	17.3%	18.2%

U.S. GAAP Diluted EPS to Adjusted Diluted EPS(1):

	Year Ended December 31,				
	2008	2007	2006	2005	2004
U.S. GAAP Diluted Earnings per Common Share	$ 0.99	$ 1.89	$1.47	$1.35	$1.13
EPS effect resulting from the following:					
Cost reduction and productivity program restructuring charges	0.23	—	—	—	—
Impairment of available-for-sale securities	0.11	—	—	—	—
Global manufacturing strategy nonrecurring and restructuring charges	0.10	0.05	0.06	—	—
2004 restructuring program charges	—	—	—	—	0.13
Debt redemption and repurchases	—	—	—	—	0.09
Gain on sale of equity method investment	—	(0.12)	—	—	—
Advisory expenses incurred prior to ceasing work on an acquisition	—	0.02	—	—	—
Loss on sale of small product line	—	0.03	—	—	—
Reversal of tax accruals and related interest	(0.03)	(0.22)	—	—	—
Adjusted Diluted Earnings per Common Share	$ 1.40	$ 1.65	$1.53	$1.35	$1.35

(1) The items included in the table above are net of income taxes were applicable.

DEFINITIONS AND RECONCILIATIONS

(continued)

FREE CASH FLOW =

(in millions)	2008	2007	2006	2005	2004
Net Earnings	$ 179.9	$ 353.0	$ 274.1	$255.8	$ 215.6
EPS items included in U.S. GAAP Diluted EPS to Adjusted Diluted EPS reconciliation(1):					
Cost reduction and productivity program restructuring charges	43.5	—	—	—	—
Impairment of available-for-sale securities	21.8	—	—	—	—
Global manufacturing strategy nonrecurring and restructuring charges	18.0	7.9	10.6	—	—
2004 restructuring program charges	—	—	—	—	25.8
Other restructuring programs	—	0.5	1.0	—	—
Debt redemption and repurchases	—	—	—	—	19.5
Gain on sale of equity method investment	—	(22.4)	—	—	—
Advisory expenses incurred prior to ceasing work on an acquisition	—	4.6	—	—	—
Loss on sale of small product line	—	6.2	—	—	—
Reversal of tax accruals and related interest	(6.2)	(42.2)	—	—	—
Adjusted Net Earnings	$ 257.0	$ 307.6	$ 285.7	$255.8	$ 260.9
Add: Depreciation and amortization	171.5	166.3	168.0	174.6	179.5
Less: Capital expenditures	(180.7)	(210.8)	(167.9)	(96.9)	(102.7)
Changes in working capital items:					
Receivables, net	107.0	(68.5)	(47.3)	(11.5)	(47.3)
Proceeds received from the Accounts Receivable Securitization Program included in change in receivables, net	(80.0)	—	—	—	—
Inventories	17.4	(72.3)	(100.3)	8.8	(46.7)
Accounts payable	(39.1)	32.4	33.6	1.8	56.8
Free Cash Flow	$ 253.1	$ 154.7	$ 171.8	$332.6	$ 300.5

(1) Net of income taxes where applicable.

STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders of the Company is scheduled to be held on Wednesday, May 20, 2009 at 10:00 a.m. (ET) at the Saddle Brook Marriott, Garden State Parkway at I-80, Saddle Brook, New Jersey 07663-5894.

Sealed Air's Annual Report to Stockholders is sent in April to stockholders of record and to the street name holders through banks and brokerage houses unless electronic access has been authorized by the stockholder. It can also be accessed through the Company's web site at www.sealedair.com.

INVESTOR RELATIONS

As a New York Stock Exchange listed company (NYSE symbol SEE), Sealed Air issues quarterly earnings reports and other news releases to the general media. Sealed Air's 2008 Annual Report on Form 10-K was filed with the Securities and Exchange Commission or SEC on March 2, 2009. The Company's quarterly Form 10-Q reports are available in May, August and November.

Sealed Air's news releases, its Annual Report on Form 10-K and its other filings with the SEC are available, without charge, in the Investor Information section of the Company's web site at www.sealedair.com. Stockholders who wish to receive paper copies of this information, without charge, should advise the Company by calling 201-791-7600 or by writing to Investor Relations at the following address:

Sealed Air Corporation
Investor Relations
200 Riverfront Boulevard
Elmwood Park, New Jersey 07407-1033
Email: investor.relations@sealedair.com

For additional information, please contact:

Amanda Butler
Director of Investor Relations
201-791-7600

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

BNY Mellon Shareowner Services
Newport Office Center VII
480 Washington Boulevard
Jersey City, New Jersey 07310

If you are a registered stockholder and would like to report a change in your name or address, or if you have a question about your account, please call Sealed Air's Transfer Agent, BNY Mellon Shareowner Services, toll free at:

800-648-8381 (US and Canada)
201-680-6578 (International)
201-680-6610 (TDD for hearing impaired)

Automated telephone support services are available 24 hours per day 7 days per week. BNY Mellon Shareowner Services customer service representatives are available from 9:00 a.m. to 7:00 p.m. (ET), Monday through Friday.

BNY Mellon Shareowner Services offers the Investor Services program for investors wishing to purchase or sell Sealed Air common stock. This program also includes a dividend reinvestment feature. Plan material and enrollment are available by visiting www.bnymellon.com/shareowner/isd or by contacting BNY Mellon Shareowner Services at one of the numbers listed above.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Short Hills, New Jersey

CERTIFICATIONS

The Company submitted to the New York Stock Exchange the certification of our CEO for the previous year stating that he was not aware of any violation by our Company of the New York Stock Exchange corporate governance listing standards. The Company filed with the Securities and Exchange Commission, as an exhibit to its most recently filed Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of its public disclosure.

Designed by Curran & Connors, Inc.
www.curran-connors.com

Sealed Air

Corporate Headquarters
200 Riverfront Boulevard
Elmwood Park, NJ 07407-1033
(P) 201.791.7600 (F) 201.703.4205
www.sealedair.com